As confidentially submitted with the Securities and Exchange Commission on August 8, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KOLLTAN PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	26-1476129 (I.R.S. Employer Identification No.)

300 George Street, Suite 530
New Haven, Connecticut 06511
(203) 773-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gerald McMahon, Ph.D.
President and Chief Executive Officer
Kolltan Pharmaceuticals, Inc.
300 George Street, Suite 530
New Haven, Connecticut 06511
(203) 773-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David E. Redlick Brian A. Johnson Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, New York 10007 Telephone: (212) 230-8800 Fax: (212) 230-8888	William Hicks Sahir Surmeli Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC 666 3rd Avenue New York, New York 10017 Telephone: (212) 935-3000 Fax: (212) 983-3115

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated    , 2014

PRELIMINARY PROSPECTUS

            SHARES OF COMMON STOCK

        Kolltan Pharmaceuticals, Inc. is offering          shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $          per share.

        Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol "KLTN."

        We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such are subject to reduced public company disclosure standards. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

        Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in "Risk Factors" beginning on page 11 of this prospectus.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting."

        We have granted the underwriters an option for a period of 30 days to purchase up to an additional                shares of common stock. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of common stock to investors on or about          , 2014.

Leerink Partners	Stifel
Guggenheim Securities	Janney Montgomery Scott

The date of this prospectus is            , 2014.

        Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the sections titled "Risk Factors," "Special Note Regarding Forward-Looking Statements and Industry Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

Company Overview

        We are a clinical-stage biopharmaceutical company focused on the discovery and development of novel antibody-based drugs targeting receptor tyrosine kinases, or RTKs, for the treatment of cancer and other diseases with significant unmet need. We are a leader in understanding the mechanism of action and the biomedical roles of RTKs and their signaling pathways. RTKs are a group of cell-surface receptors that play important signaling roles in a variety of key cellular functions. Genetic mutations and abnormal regulation of RTKs play critical roles in many diseases. We are employing a systematic investigation of RTKs and applying our insights with the goal of developing important new medicines with novel mechanisms of action. Our founders and members of our management team have deep expertise and a proven track record in drug discovery, development and commercialization of innovative therapeutics, including drugs targeting kinases. We have also established an extensive network of relationships with leading academic institutions, clinical and scientific advisors and biopharmaceutical companies to augment our internal research and development capabilities.

        Our lead product candidate, KTN3379, is an antibody targeting the ErbB3 RTK and is currently in Phase 1 clinical development for adult patients with advanced solid tumors. We also have two preclinical programs targeting the KIT RTK for inflammatory diseases and oncology. We have a robust discovery pipeline directed at a range of RTK targets and have recently acquired rights to additional technologies to enhance our position in the RTK field. We believe our product candidates are distinct from other antibodies targeting RTKs, offer the potential to improve patient outcomes and have an opportunity to be first-in-class or best-in-class.

        The following table summarizes our product development pipeline:

        We were founded in 2007 by Dr. Joseph Schlessinger and Arthur Altschul, Jr. We licensed our founding intellectual property from Yale University, or Yale, and commenced operations in 2008. Dr. Schlessinger was a founder of SUGEN, Inc., or SUGEN, and Plexxikon, Inc., or Plexxikon. Mr. Altschul was an executive at and involved in the founding of SUGEN and was a founding investor in Plexxikon. In 1999, SUGEN was acquired by Pharmacia & Upjohn, Inc., now part of Pfizer, Inc., or Pfizer. Three drugs targeting RTKs that were under development by SUGEN at the time it was acquired by Pfizer, Sutent® (sunitinib), Palladia® (toceranib) and Xalkori® (crizotinib), have been approved by the U.S. Food and Drug Administration, or FDA, and are currently on the market for the treatment of cancer. Plexxikon was acquired by Daiichi-Sankyo Company, Limited in 2011, after announcing positive interim Phase 3 clinical trial data for Zelboraf® (vemurafenib), a drug targeting the oncogenic BRAF kinase mutant. Zelboraf (vemurafenib) was approved by the FDA under priority review, is currently on the market for the treatment of cancer and was widely viewed as a breakthrough for the treatment of melanoma. Dr. Schlessinger serves as a member of our board of directors and as Chairman of our scientific advisory board, or SAB. He is a recognized leader in the field of RTK biology, having authored or co-authored over 475 scientific articles and papers on pharmacology and cancer biology, many of which relate to tyrosine kinase signaling. He is chair of the Pharmacology Department at Yale University School of Medicine, as well as the founding director of Yale's Cancer Biology Institute. Mr. Altschul serves as Chairman of our board of directors, was involved in the founding of FibroGen, Inc. and serves as a director of General American Investors, Child Mind Institute and The Neurosciences Research Foundation.

        Our President and Chief Executive Officer is Dr. Gerald McMahon. He also is a member of our board of directors. Dr. McMahon has over 25 years of experience in the pharmaceutical industry, has authored over 85 publications and is a co-inventor on 65 issued U.S. patents. Dr. McMahon served as President of SUGEN, and was instrumental in the discovery and development of Sutent (sunitinib), Palladia (toceranib) and Xalkori (crizotinib). In addition, Dr. McMahon was a key executive at MedImmune, LLC, or MedImmune, a subsidiary of AstraZeneca AB, or AstraZeneca, where he was involved in the creation of a portfolio of oncology biologics. While at MedImmune, Dr. McMahon was actively involved in the development of KTN3379, which we have licensed from MedImmune.

        We have established a broad relationship with Yale. We are a party to both a license agreement and a sponsored research agreement with Yale that we believe align our financial and scientific interests with Yale's in the RTK field. Our SAB is comprised of a team of experts with strong scientific and clinical experience who contribute to our understanding of RTK targets and product candidates directed toward these targets. Further, we have selectively executed agreements with biopharmaceutical companies to acquire rights to complementary technologies and product candidates. We believe our relationships with Yale, other academic institutions, our SAB and selected biopharmaceutical companies allow us to expand our product candidate pipeline and leverage the insights of leading scientists, researchers and clinicians.

Our Focus on Therapeutic Antibodies Targeting RTKs

        Kinases are a broad class of 518 distinct enzymes. Kinases play essential roles in cell signaling and regulation of important cellular processes, such as cell proliferation, differentiation and survival as well as cell metabolism and other activities. Many kinases are targets of approved drugs, including antibody-based drugs, or biologics, as well as small molecule, or conventional chemical based drugs. RTKs comprise approximately 10% of all kinases. As shown in the chart in "Business—Background on Kinases and RTKs," total worldwide net sales of small molecule drugs that target RTKs were approximately $12.6 billion in 2013. Two of these small molecule drugs are Gleevec® (imatinib) and Tarceva® (erlotinib). As shown in the chart in "Business—Background on Kinases and RTKs," total worldwide net sales of biologics that target RTKs or their ligands were approximately $22.5 billion in 2013, despite targeting only three of the 58 known RTKs. Three of these biologics are the well-known cancer drugs Herceptin® (traztuzumab), Avastin® (bevacizumab) and Erbitux® (cetuximab). We believe that the remaining 55 RTK targets, for which there are no approved biologics, provide an opportunity to create a broad portfolio of therapeutic biologics.

        Small molecules and biologics represent two different approaches to RTK drug discovery and development. While small molecules are well suited for targeting genetic alterations, such as mutations which are generally associated with defined patient populations, we believe there are several advantages to targeting RTKs through a biologic-based approach, including:

  •
  antibodies are better suited to more potently inhibit the activation and action of cancers and other diseases driven by wild type, or normal, RTKs;

  •
  antibodies can block distinct critical steps essential for RTK activation;

  •
  antibodies selectively target RTKs and, therefore, have fewer and more predictable side effects, making them easier to combine with standard of care therapies;

  •
  inhibitory antibodies block RTK activity by binding to large surfaces, therefore reducing the probability of resistance caused by new mutations;

  •
  antibodies are injectable drugs that do not go through the gut and are not processed by the liver, resulting in fewer complications related to bioavailability and metabolism; and

  •
  antibodies circulate in the bloodstream after injection, often for weeks, resulting in prolonged drug exposure that permits less frequent dosing.

Our Lead Programs

KTN3379—ErbB3 RTK Inhibitor

        Our lead product candidate, KTN3379, is an antibody that targets ErbB3, an RTK that belongs to the epidermal growth factor receptor, or EGFR, family. ErbB3 is believed to be an important receptor regulating cancer cell growth and survival. ErbB3 is expressed in many cancers including head and neck, breast, colorectal, lung, gastric, ovarian and melanoma. While there are several successful, currently marketed drugs targeting two members of the EGFR family, there are none that directly target ErbB3.

        KTN3379 has been demonstrated to be differentiated from other ErbB3 antibodies in development based on preclinical observations supporting its potency and pharmacology and on its novel binding to ErbB3 and mechanism of inhibition of ErbB3. We and Dr. Schlessinger recently elucidated the x-ray crystal structure of KTN3379 bound with the extracellular domain of ErbB3. We believe that the unique binding site, or epitope, of KTN3379 with ErbB3 prevents activation that is dependent on ErbB3's ligand, known as neuregulin, as well as ligand independent binding. Ligands are substances that bind RTKs and activate signaling within the cell. We believe that the novel binding of this antibody with ErbB3 and its dual mechanism of action suggest that KTN3379 has the potential to completely inactivate ErbB3 and potentially is applicable as a therapy for all tumor types in which ErbB3 plays a role. We believe that the best approach for targeting ErbB3 is an antibody in combination with other therapeutic agents, such as an EGFR or ErbB2 inhibitor, because ErbB3 signaling requires the presence of either EGFR or ErbB2 to initiate signaling through dimerization. Dimerization is the process by which two single RTK proteins physically interact, ultimately resulting in their activation and cell signaling. We believe this approach is supported by the recent approval of the combination of Perjeta® (pertuzumab), which blocks ErbB2 dimerization with ErbB3, with Herceptin (trastuzumab), which inhibits ErbB2 signaling, for the treatment of metastatic breast cancer.

        We are conducting an open-label Phase 1 clinical trial program of KTN3379 in adult patients with advanced solid tumors. The dose escalation monotherapy portion of this clinical trial of KTN3379 is ongoing. In late 2014, we plan to expand our Phase 1 clinical trial program into a Phase 1b clinical trial of KTN3379 in combination with Erbitux (cetuximab), Tarceva (erlotinib), Herceptin (trastuzumab) and Zelboraf (vemurafenib), which are currently approved cancer drugs. We plan to enroll a total of approximately 35 to 40 patients in our overall Phase 1 clinical trial program. The primary objectives of our Phase 1 clinical trial program are to determine the maximum tolerated dose, establish a dosing regimen for Phase 2 clinical trials and evaluate the general safety profile of KTN3379. The secondary objectives of our Phase 1 clinical trial program are to determine the pharmacokinetics, to evaluate the immunogenicity and to evaluate preliminary anti-tumor activity of KTN3379. We expect to announce the results from the Phase 1b portion of our Phase 1 clinical trial program in the first half of 2015. We plan to initiate our first Phase 2 clinical trial in the first half of 2015.

KTN0158—KIT RTK Inhibitor

        Our second product candidate, KTN0158, is an antibody targeting KIT, an RTK that plays a role in modulating the activity of a variety of cell signaling pathways, including those associated with mast cells. Mast cells are a part of the immune system and are implicated in several disease categories including inflammatory diseases, oncology and infection. We applied novel insights about the x-ray crystal structure of KIT that were elucidated in Dr. Schlessinger's laboratory to identify a unique way to inhibit the function of KIT, which led to our discovery of KTN0158. In preclinical studies, we determined that KTN0158 can modulate the activity of mast cells, suggesting that this agent could represent a novel approach to the treatment of inflammatory diseases in both chronic and acute settings.

        We are evaluating KTN0158 as a potential therapeutic for a range of disease indications, beginning with neurofibromatosis type 1, or NF1. NF1 is a subtype of neurofibromatosis, which is a rare genetic disorder leading to activation of mast cells resulting in benign growths, known as neurofibromas. Neurofibromas can cause pain, itching and obstruction of organ function, as well as cosmetic effects. The disease usually manifests in childhood and in its more severe forms leads to substantial disfiguration and morbidities. According to the National Institutes of Health, approximately 100,000 individuals in the United States suffer from NF1 and one in 3,500 individuals born in the United States each year carries the genetic defect causing NF1. We believe that KTN0158 as a treatment for NF1 will qualify for orphan drug designation in both the United States and the European Union. There are no currently approved drugs indicated for patients afflicted with NF1, which may allow us to qualify for favorable regulatory strategies, such as breakthrough therapy or fast track designation. We expect to submit an investigational new drug application, or IND, to the FDA for this product candidate in 2015 and, if accepted, initiate a Phase 1 clinical trial in NF1 patients. We are also actively exploring the development of KTN0158 for a variety of inflammatory diseases and oncology.

KIT-ADC

        Our third development program, which we refer to as KIT-ADC, is focused on using an antibody drug conjugate, or ADC, to target cancers that express the KIT receptor. In addition to KIT's role in mast cells and inflammation, KIT is expressed in many types of human cancers, including small cell lung cancer, the family of tumors in Ewing's sarcoma, melanoma, acute myeloid leukemia and gastro-intestinal stromal tumors. However, in most of these cancers KIT is not oncogenic. Our KIT-ADC is comprised of our antibody, KTN0158, conjugated to a novel cytotoxic from a class called Pyrrolobenzodiazepine, or PBD. In May 2013, we licensed certain PBDs from Spirogen Developments LP and Spirogen SARL (Bermuda Branch), each of which are subsidiaries of AstraZeneca and which we refer to together as Spirogen. In preclinical studies of our KIT-ADC, the KTN0158 antibody portion bound to KIT on tumor cells and was internalized by the cell, resulting in the release of the PBD cytotoxic, which then bound to DNA and killed the tumor cell. We are currently working to optimize the PBD-linker chemistry and conjugation of the PBD cytotoxic to our

KTN0158 antibody with the goal of identifying an IND candidate in the first half of 2015. We plan to use the drug supply, nonclinical toxicology data and expected regulatory filings for our KTN0158 development program to support the KIT-ADC IND filing.

Research Programs

        We are building a robust product development pipeline by systematically creating antibodies against RTK targets and pursuing novel biologic mechanisms. In addition to the two RTK targets that are the subject of our lead development programs, we are currently pursuing seven other RTK targets in our ongoing research and development efforts. We believe our understanding of the structure, biology and activity of RTKs and our innovative scientific approach will allow us to develop antibody-based drugs to modulate the function of RTKs and create novel product candidates that have an opportunity to be first-in-class or best-in-class. In certain cases, we expect our new antibody-based product candidates will incorporate the innovative technologies that we have in-licensed.

Our Strategy

        Our goal is to become a leader in the discovery, development and commercialization of important medicines targeting RTKs for the treatment of patients with cancer and other diseases with significant unmet need.

        Key elements of our strategy include:

  •
  Rapidly advance the clinical development of KTN3379 as a combination therapy.

  •
  Establish clinical proof of concept of KTN0158 in NF1, an underserved orphan indication, in order to accelerate development and regulatory review.

  •
  Expand our product candidate pipeline by continuing development of our KIT-ADC program, conducting proprietary research and applying insights from our network of collaborators.

  •
  Opportunistically in-license or acquire technologies and product candidates.

  •
  Establish specialized sales and marketing capabilities in the United States in order to maximize the commercial potential of our product candidates.

  •
  Collaborate selectively to augment and accelerate development and commercialization of our product candidates.

Our Network of Collaborators

        We augment our internal research and development efforts through our network of academic, scientific and clinical relationships that we have established so as to benefit from the knowledge and experience of other experts in the RTK field and specific disease categories. The primary example of these relationships is our set of arrangements with Yale. We believe our relationships with Yale and other academic institutions, including the Salk Institute for Biological Studies, the University of Toronto and Indiana University, allow us to expand our product candidate pipeline and obtain the insights of leading scientists, researchers and clinicians.

        Our strong presence in the RTK field has enabled us to access additional technologies that we believe will further enhance the quality of our product candidate pipeline and provide flexibility in optimizing our clinical programs. We have selectively executed agreements with biopharmaceutical companies, including MedImmune and Spirogen, that are intended to enhance our product candidate pipeline and proprietary scientific and technological capabilities.

Risks Associated with Our Business

        Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the "Risk Factors" section of this prospectus immediately following this prospectus summary. These risks include the following:

  •
  We have incurred significant losses since our inception and will need substantial additional funding. To date, we have not generated any revenue. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. As of June 30, 2014, we had an accumulated deficit of $83.0 million.

  •
  We have a limited operating history and are very early in our development efforts. All of our product candidates other than KTN3379 are still in preclinical development, and we have not received marketing approval for any product candidate.

  •
  Clinical trials of KTN3379 or any of our other product candidates may not be successful. If we are unable to obtain required marketing approvals for, commercialize, manufacture, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third party payors of KTN3379 or any of our other product candidates, or experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue will be materially impaired.

  •
  We may not be successful in obtaining rights to technologies and product candidates for our development pipeline through in-licenses and acquisitions.

  •
  We may depend on third party collaborators for the development and commercialization of some of our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

  •
  We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates receive marketing approval. Manufacturing biologic products, such as antibodies, is complex, especially in large quantities.

  •
  If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our Corporate Information

        We were incorporated under the laws of the State of Delaware on November 16, 2007 under the name Kolltan Pharmaceuticals, Inc. Our executive offices are located at 300 George Street, Suite 530, New Haven, Connecticut 06511, and our telephone number is (203) 773-3000. Our website address is www.kolltan.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

        In this prospectus, unless otherwise stated or the context otherwise requires, references to "Kolltan," "Kolltan Pharmaceuticals," "we," "us," "our" and similar references refer to Kolltan Pharmaceuticals, Inc. and, where appropriate, its consolidated subsidiaries. The trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

        As a company with less than $1 billion of revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

 THE OFFERING

Common stock to be offered by us	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock to cover over-allotments.
Use of proceeds

We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities to continue clinical development of KTN3379, to advance development of our lead preclinical programs, KTN0158 and KIT-ADC, to continue work on our research programs and for working capital and other general corporate purposes. See the "Use of Proceeds" section in this prospectus for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	"KLTN"

        The number of shares of our common stock to be outstanding after this offering is based on 22,904,702 shares of our common stock outstanding as of August 7, 2014 and 127,833,776 additional shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering.

        The number of shares of our common stock to be outstanding after this offering excludes:

  •
  26,769,938 shares of our common stock issuable upon the exercise of stock options outstanding as of August 7, 2014, at a weighted average exercise price of $0.40 per share;

  •
  193,035 additional shares of our common stock available for future issuance as of August 7, 2014 under our 2008 equity incentive plan; and

  •
                           additional shares of our common stock that will become available for future issuance under our 2014 stock incentive plan upon the closing of this offering.

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  no exercise of the outstanding options described above;

  •
  no exercise by the underwriters of their option to purchase up to                        additional shares of our common stock to cover over-allotments;

  •
  the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 127,833,776 shares of our common stock upon the closing of this offering; and

  •
  the restatement of our certificate of incorporation and the amendment and restatement of our bylaws upon the closing of this offering.

 SUMMARY CONSOLIDATED FINANCIAL DATA

        You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the six months ended June 30, 2013 and 2014 and the consolidated balance sheet data as of June 30, 2014 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information as of and for the periods presented. Our historical results are not necessarily indicative of results that should be expected in any future period, and our results for any interim period are not necessarily indicative of results that should be expected for any full year.

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	8,307	20,269	9,753	11,099
General and administrative	5,783	6,223	3,357	4,530

Total operating expenses	14,090	26,492	13,110	15,629

Loss from operations	(14,090)	(26,492)	(13,110)	(15,629)
Interest income	85	47	37	10
Other income (expense), net	129	96	40	65

Net loss	$(13,876)	$(26,349)	$(13,033)	$(15,554)

Net loss attributable to common stockholders	$(13,876)	$(26,349)	$(13,033)	$(15,554)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.69)	$(1.31)	$(0.65)	$(0.76)

Weighted average common shares outstanding, basic and diluted(1)	20,007	20,090	20,007	20,537

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(0.32)		$(0.13)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(2)		83,085		123,367

(1)
See Note 11 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)
See Note 11 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted pro forma net loss per share attributable to common stockholders.

	As of June 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$58,292	$57,932	$
Working capital(1)	56,247	55,887
Total assets	62,031	61,671
Convertible preferred stock	138,800	—
Total stockholders' equity (deficit)	(79,671)	58,769

(1)
We define working capital as current assets less current liabilities.

        The pro forma balance sheet data give effect to our issuance of an aggregate of 2,367,674 shares of our common stock and payment of $0.36 million of liabilities, on August 7, 2014, in connection with our acquisition by merger of Xetrios Therapeutics, Inc., or Xetrios, and the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 127,833,776 shares of our common stock upon the closing of this offering.

        The pro forma as adjusted balance sheet data give further effect to our issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders' equity by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders' equity on a pro forma as adjusted basis by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Financial Position and Need For Additional Capital

We have incurred significant losses since our inception. We expect to incur losses over at least the next several years and may never achieve or maintain profitability.

        Our net loss was $13.9 million for the year ended December 31, 2012, $26.3 million for the year ended December 31, 2013 and $15.6 million for the six months ended June 30, 2014. As of June 30, 2014, we had an accumulated deficit of $83.0 million. To date, we have not generated any revenue and have financed our operations primarily through sales of our preferred stock. We have devoted substantially all of our financial resources and efforts to organizing and staffing our company, business planning, raising capital, conducting research and development, filing patents, identifying potential product candidates, undertaking preclinical studies, acquiring rights to technologies and product candidates, initiating a Phase 1 clinical trial program for our most advanced product candidate, KTN3379, and establishing arrangements with third parties for the manufacture of initial quantities of our product candidates. We are still in the early stages of development of our product candidates, and we have not completed development of any drugs. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

  •
  continue our Phase 1 clinical trial program for our most advanced product candidate, KTN3379, in patients with solid tumors, including the planned Phase 1b portion of the clinical trial program to evaluate KTN3379 in combination with currently approved cancer drugs;

  •
  initiate a planned Phase 1 clinical trial of our second most advanced product candidate, KTN0158, which we plan to evaluate for several indications, including neurofibromatosis type 1, or NF1, a rare genetic disorder;

  •
  seek to identify a lead product candidate for our third development program, which we refer to as our KIT-ADC program, and then pursue a planned Phase 1 clinical trial for such product candidate, which we plan to evaluate for several cancer indications;

  •
  continue the research and development of our other product candidates;

  •
  seek to discover and develop additional product candidates;

  •
  acquire or in-license rights to other technologies and product candidates;

  •
  establish additional arrangements with third parties for the manufacture of clinical supplies of our product candidates;

  •
  seek marketing approvals for any product candidates that successfully complete clinical trials;

  •
  ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we may obtain marketing approval;

  •
  maintain, expand and protect our intellectual property portfolio;

  •
  hire additional clinical, regulatory and scientific personnel; and

  •
  add operational, financial and management information systems and personnel to support our research, product development and future commercialization efforts.

        To become and remain profitable, we must succeed in developing, and eventually commercializing, products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering additional product candidates, establishing arrangements with third parties for the manufacture of clinical supplies of our product candidates, obtaining marketing approval for our product candidates and manufacturing, marketing and selling any products for which we may obtain marketing approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

        Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in establishing appropriate manufacturing arrangements for or in completing our clinical trials or the development of any of our product candidates, our expenses could increase materially.

        Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our research or product development programs or future commercialization efforts.

        We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue our Phase 1 clinical trial program for KTN3379, prepare for and initiate our planned Phase 1 clinical trial of KTN0158, seek to identify a lead product candidate in our KIT-ADC program and continue research and development and initiate additional clinical trials of, establish arrangements with third parties for the manufacture of clinical supplies of and seek marketing approval for our lead programs and our other product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research, product development programs or any future commercialization efforts.

        We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements through at least                . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate also assumes that we do not obtain any funding through collaborations or other strategic alliances, including under the license and option agreement that we entered into with MedImmune, LLC, or MedImmune, relating to specified antibodies, including KTN3379. Our future capital requirements will depend on many factors, including:

  •
  the progress, costs and results of our Phase 1 clinical trial program for KTN3379 in patients with solid tumors and any future clinical development of KTN3379;

  •
  the outcome of the process under our license and option agreement with MedImmune which, if MedImmune delivers to us a notice triggering a determination by an expert panel of the fair market value of our rights with respect to KTN3379 and related products, through various elections that we and MedImmune are permitted to make, could result in:

  •
  payment by MedImmune to us of the fair market value of our rights with respect to KTN3379 and related products and the assignment and license by us of certain intellectual property to MedImmune, in exchange for termination of the MedImmune agreement;

  •
  payment by us to MedImmune of a minimum amount of $20.0 million, in which case this election process will terminate and the MedImmune agreement will remain in effect; or

  •
  an obligation for us and MedImmune to enter into a co-development and co-commercialization agreement relating to KTN3379 and related products under which we would receive from MedImmune an upfront payment determined based on a formula in the MedImmune agreement, or if we and MedImmune fail to enter into the co-development and co-commercialization agreement related to KTN3379 and related products, the joint auction of KTN3379 and related products to a third party, which would result in a payment to us of half of the proceeds from such sale;

  •
  the scope, progress, costs and results of preclinical development and clinical trials for our other product candidates and development programs, including KTN0158 and KIT-ADC;

  •
  the number and development requirements of other product candidates that we pursue, including ones we may acquire from third parties;

  •
  the costs and timing of arrangements with third parties for the manufacture of clinical supplies of our product candidates;

  •
  the costs, timing and outcome of regulatory review of our product candidates;

  •
  the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

  •
  the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

  •
  the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

  •
  our ability to establish collaboration arrangements with other biotechnology or pharmaceutical companies on favorable terms, if at all, for the development or commercialization of our product candidates; and

  •
  the extent to which we acquire or in-license other product candidates and technologies.

        Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives. Adequate additional funds may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

        Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends.

        If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

        We commenced operations in 2008, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting research and development, filing patents, identifying potential product candidates, undertaking preclinical studies, acquiring rights to technologies and product candidates, initiating a Phase 1 clinical trial program for our most advanced product candidate, KTN3379, and establishing arrangements with third parties for the manufacture of initial quantities of our product candidates. All of our product candidates other than KTN3379 are still in preclinical development. We have not yet demonstrated our ability to successfully complete any clinical trials, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

        In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

        We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Risks Related to the Discovery and Development of Our Product Candidates

We are very early in our development efforts and have only one product candidate in a Phase 1 clinical trial. All of our other product candidates are still in preclinical development. If we are unable to commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

        We are very early in our development efforts and have only one product candidate in a Phase 1 clinical trial. All of our other product candidates are still in preclinical development. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. The success of our product candidates will depend on several factors, including the following:

  •
  successful completion of preclinical studies and clinical trials;

  •
  receipt and related terms of marketing approvals from applicable regulatory authorities;

  •
  obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

  •
  making arrangements with third party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our product candidates;

  •
  establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

  •
  acceptance of our products, if and when approved, by patients, the medical community and third party payors;

  •
  effectively competing with other therapies;

  •
  obtaining and maintaining third party coverage and adequate reimbursement;

  •
  protecting our rights in our intellectual property portfolio; and

  •
  maintaining a continued acceptable safety profile of the products following approval.

        If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. For example, our business could be harmed if results of the Phase 1b portion of our Phase 1 clinical trial program for KTN3379, which we expect to report in the first half of 2015, vary meaningfully from our expectations.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

        All but one of our product candidates are in preclinical development, and one is in early clinical development, and their risk of failure is high. We are unable to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to the outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. In particular, the small number of patients in our early clinical trials may make the results of these trials less predictive of the outcome of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

        We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

  •
  regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

  •
  we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

  •
  clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

  •
  the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

  •
  our third party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

  •
  we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

  •
  regulators or institutional review boards may require that we or our investigators suspend or terminate clinical trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

  •
  our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials;

  •
  the cost of clinical trials of our product candidates may be greater than we anticipate; and

  •
  the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate.

        If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

  •
  be delayed in obtaining marketing approval for our product candidates;

  •
  not obtain marketing approval at all;

  •
  obtain approval for indications or patient populations that are not as broad as intended or desired;

  •
  obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

  •
  be subject to additional post-marketing testing requirements; or

  •
  have the product removed from the market after obtaining marketing approval.

        Our product development costs will also increase if we experience delays in preclinical studies or clinical trials or in obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.

        We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside of the United States. In particular, we are evaluating KTN3379 for the treatment of various types of solid tumors. Until we receive the results of our Phase 1 clinical trial program, we will not know the particular type or types of solid tumors on which we will focus our Phase 2 clinical trials. We cannot predict how difficult it will be to enroll patients for future trials in the indications that we ultimately decide to pursue. For example, we are evaluating KTN0158 for several indications, including NF1, a rare genetic disorder, which affects a very limited number of patients worldwide. Therefore, our ability to identify and enroll eligible patients for KTN0158 clinical trials and possibly other clinical trials may be limited or may result in slower enrollment than we anticipate. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' product candidates. Patient enrollment is affected by other factors including:

  •
  the severity of the disease under investigation;

  •
  the eligibility criteria for the trial in question;

  •
  the perceived risks and benefits of the product candidates under study;

  •
  the efforts to facilitate timely enrollment in clinical trials;

  •
  the patient referral practices of physicians;

  •
  the burden on patients due to inconvenient procedures;

  •
  the ability to monitor patients adequately during and after treatment; and

  •
  the proximity and availability of clinical trial sites for prospective patients.

        Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse or unacceptable side effects are identified during the development of our product candidates, we may need to abandon or limit our development of some of our product candidates.

        If our product candidates are associated with serious adverse events or undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In pharmaceutical development, many drugs that initially show promise in early stage testing for treating cancer are later found to cause side effects that prevent further development of the drug. Currently marketed therapies for the treatment of cancer are generally limited to some extent by their toxicity. In addition some of our product candidates would be chronic therapies or be used in pediatric populations, for which safety concerns may be particularly important. Use of our product candidates as monotherapies may also result in adverse events consistent in nature with other marketed therapies. In addition, when used in combination with other marketed therapies, our product candidates may exacerbate adverse events associated with the marketed therapy.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

        Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We expect to develop KTN3379 in combination with other drugs. If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with KTN3379, we may be unable to obtain approval of KTN3379 or market KTN3379.

        We have initiated an open-label Phase 1 clinical trial program of KTN3379 in patients with solid tumors. The dose escalation portion of this clinical trial program of KTN3379 as a monotherapy is ongoing. However, we intend to develop KTN3379 in combination with one or more currently approved cancer drugs. We did not develop or obtain marketing approval for, nor do we manufacture or sell, any of the currently approved drugs that we may study in combination with KTN3379. If the FDA or similar regulatory authorities outside of the United States revoke their approval of the drug or drugs in combination with which we determine to develop KTN3379, we will not be able to market KTN3379 in combination with such revoked drugs. We may also evaluate KTN3379 in combination with one or more other cancer drugs that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. We will not be able to market and sell KTN3379 in combination with any such unapproved cancer drugs that do not ultimately obtain marketing approval.

        If safety or efficacy issues arise with any of these drugs, we could experience significant regulatory delays, and the FDA or similar regulatory authorities outside of the United States may require us to redesign or terminate the applicable clinical trials. If the drugs we use are replaced as the standard of care for the indications we choose for KTN3379, the FDA or similar regulatory authorities outside of the United States may require us to conduct additional clinical trials. In addition, if manufacturing or other issues result in a shortage of supply of the drugs with which we determine to combine with KTN3379, we may not be able to complete clinical development of KTN3379 on our current timeline or at all.

        Even if KTN3379 were to receive marketing approval or be commercialized for use in combination with other existing drugs, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the drug used in combination with KTN3379 or that safety, efficacy, manufacturing or supply issues could arise with these existing drugs. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our other product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may not be successful in our efforts to identify or discover additional potential product candidates.

        A key element of our strategy is to apply our proprietary knowledge and our understanding of the structure, biology and activity of receptor tyrosine kinases, or RTKs, to discover and develop additional antibodies to modulate the function of RTKs. The therapeutic discovery activities that we are conducting may not be successful in identifying product candidates that are useful in treating cancer or other diseases. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

  •
  the research methodology used may not be successful in identifying potential product candidates;

  •
  potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will receive marketing approval or achieve market acceptance; or

  •
  potential product candidates may not be effective in treating their targeted diseases.

        Research programs to identify new product candidates require substantial technical, financial and human resources. We may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful. If we are unable to identify suitable product candidates for preclinical and clinical development, we will not be able to obtain revenues from sale of products in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

We may not be successful in obtaining rights to technologies and product candidates for our development pipeline through in-licenses and acquisitions.

        We plan to further expand our product candidate pipeline through continuing to in-license or acquire the rights to complementary technologies and product candidates on an opportunistic basis. For example, we licensed KTN3379 from MedImmune. However, we may be unable to in-license or acquire any additional technologies or product candidates from third parties. The acquisition and licensing of technologies and product candidates is a competitive area, and a number of more established companies also have similar strategies to in-license or acquire technologies and product candidates that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to in-license or acquire the relevant technology or product candidate on terms that would allow us to make an appropriate return on our investment.

        In addition, we expect competition for in-licensing and acquiring product candidates that are attractive to us may increase in the future, especially if our approach of developing RTK product candidates is successful, which may mean fewer suitable opportunities for us as well as higher licensing or acquisition prices. If we are unable to successfully obtain rights to additional technologies or product candidates, our prospects for future growth could be limited.

Risks Related to the Commercialization of Our Product Candidates

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third party payors and others in the medical community necessary for commercial success.

        If any of our product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third party payors and others in the medical community. For example, current cancer treatments, such as chemotherapy and radiation therapy, are well established in the medical community, and doctors may continue to rely on these treatments. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

  •
  the efficacy and potential advantages compared to alternative treatments;

  •
  the prevalence and severity of any side effects, in particular compared to alternative treatments;

  •
  our ability to offer our products for sale at competitive prices;

  •
  the convenience and ease of administration compared to alternative treatments;

  •
  the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

  •
  the strength of marketing and distribution support;

  •
  the availability of third party coverage and adequate reimbursement;

  •
  the timing of any marketing approval in relation to other product approvals;

  •
  support from patient advocacy groups; and

  •
  any restrictions on the use of our products together with other medications.

If we are unable to establish sales and marketing capabilities, we may not be successful in commercializing our product candidates if and when they are approved.

        We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of biopharmaceutical products. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish sales, marketing and distribution capabilities, either ourselves or through collaboration or other arrangements with third parties.

        We plan to build our own focused, specialized sales and marketing organization to support the commercialization in the United States of product candidates for which we receive marketing approval and that can be commercialized with such capabilities. There are risks involved with establishing our own sales and marketing capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. These efforts may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

        Factors that may inhibit our efforts to commercialize our products on our own include:

  •
  our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

  •
  the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

  •
  the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

  •
  unforeseen costs and expenses associated with creating an independent sales and marketing organization.

        If we are unable to establish our own sales and marketing capabilities and enter into arrangements with third parties to perform these services, our product revenues and our profitability, if any, are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to market and sell our product candidates or may be unable to do so on terms that are acceptable to us. We likely will have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

        The development and commercialization of new pharmaceutical and biotechnology products is highly competitive. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our product candidates. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

        Specifically, there are a large number of pharmaceutical and biotechnology companies developing or marketing treatments for cancer which would be competitive with the product candidates we are developing for the treatment of cancer, if our product candidates are approved. Many of these companies are developing cancer therapeutics that work by targeting RTKs, including the ErbB3 RTK. Although there are currently marketed drugs that have activity against ErbB3 through their targeting of EGFR and ErbB2, no currently marketed drug directly targets ErbB3. Some of the companies working in this field that are developing biologics that target ErbB3 include Amgen Inc., GlaxoSmithKline plc, Novartis AG, or Novartis, F. Hoffmann—La Roche Ltd., Regeneron Pharmaceuticals, Merrimack Pharmaceuticals, Inc. and Aveo Pharmaceuticals, Inc. With respect to KTN0158, there are a number of large pharmaceutical companies and biotechnology companies marketing small molecule drugs which target the KIT RTK, including Novartis, Pfizer Inc., Bayer AG and Onyx Pharmaceuticals, Inc. We are also aware of pharmaceutical and biotechnology companies developing drugs for the treatment of mast cell related diseases.

        Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are approved for broader indications or patient populations, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Amgen Inc. is beginning Phase 3 clinical development of patritumab, an antibody that targets the inhibition of ErbB3 and which could receive marketing approval prior to the time, if any, that we receive marketing approval for KTN3379. In addition, our ability to compete may be affected in many cases by insurers or other third party payors seeking to encourage the use of generic products. Generic products are currently on the market for some of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over any competitive generic products.

        Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third party reimbursement practices or healthcare reform initiatives, which would harm our business.

        The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

        Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers and other organizations. Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, government authorities and third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

        There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

        We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for any product candidates or products that we may develop;

  •
  injury to our reputation and significant negative media attention;

  •
  withdrawal of clinical trial participants;

  •
  significant costs to defend the related litigation;

  •
  substantial monetary awards to trial participants or patients;

  •
  loss of revenue;

  •
  reduced resources of our management to pursue our business strategy; and

  •
  the inability to commercialize any products that we may develop.

        We currently hold $5.0 million in product liability insurance coverage in the aggregate, with a per incident limit of $5.0 million, which may not be adequate to cover all liabilities that we may incur. We likely will need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Dependence on Third Parties

We may enter into collaborations with third parties for the development and commercialization of our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

        We may seek third party collaborators for the development and commercialization of some of our product candidates on a selected basis. Our likely collaborators for any collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. For example, under our license and option agreement with MedImmune, we could enter into a co-development and co-commercialization agreement with MedImmune under which we and MedImmune would develop and commercialize KTN3379 and share equally the development costs of and the net profit and loss from this product candidate.

        If we do enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators' abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving our product candidates would pose numerous risks to us, including the following:

  •
  collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

  •
  collaborators may deemphasize or not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators' strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

  •
  collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

  •
  collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

  •
  a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

  •
  collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

  •
  disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

  •
  collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

  •
  collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all; and

  •
  if a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans.

        Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

        We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the following:

  •
  the design or results of clinical trials;

  •
  the likelihood of approval by the FDA or similar regulatory authorities outside of the United States;

  •
  the potential market for the subject product candidate;

  •
  the costs and complexities of manufacturing and delivering such product candidate to patients;

  •
  the potential of competing products;

  •
  the existence of uncertainty with respect to our ownership of technology or other rights, which can exist if there is a challenge to such ownership without regard to the merits of the challenge; and

  •
  industry and market conditions generally.

        The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under our license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company.

        We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any sales or marketing activities for such product candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

The development and commercialization of KTN3379 will depend on the outcome of the option process under our license and option agreement with MedImmune.

        Pursuant to our license and option agreement with MedImmune, which we refer to as the MedImmune agreement, we licensed intellectual property relating to specified antibodies, including KTN3379, controlled by MedImmune. Under this agreement, we agreed, at our expense, to conduct a Phase 1 clinical trial and Phase 1b/2a clinical trials of KTN3379 for at least two indications in up to 40 patients. After we deliver the results of such trials to MedImmune, if MedImmune delivers to us a notice triggering determination by an expert panel of the fair market value of our rights with respect to KTN3379 and related products, through various elections we and MedImmune are permitted to make, one of the following could occur:

  •
  payment by MedImmune to us of the fair market value of our rights with respect to KTN3379 and related products and the assignment and license by us of certain intellectual property to MedImmune in exchange for termination of the MedImmune agreement;

  •
  payment by us to MedImmune of a minimum amount of $20.0 million, in which case this election process will terminate and the MedImmune agreement will remain in effect; or

  •
  an obligation for us and MedImmune to enter into a co-development and co-commercialization agreement relating to KTN3379 and related products under which we would receive from MedImmune an upfront payment determined based on a formula in the MedImmune agreement, or if we and MedImmune fail to enter into the co-development and co-commercialization agreement related to KTN3379 and related products, the joint auction of KTN3379 and related products to a third party, which would result in a payment to us of half of the proceeds from such sale.

        The terms of the MedImmune agreement, including these options rights, are described in greater detail in "Business—Collaborations and Licensing Agreements—License and Option Agreement with MedImmune, LLC."

        If MedImmune terminates the MedImmune agreement, we would be required to assign and license the intellectual property originally licensed to us back to MedImmune, which would prevent our development and commercialization of KTN3379. Although we would be entitled to receive a product acquisition price as determined by an expert panel if MedImmune terminates the agreement under these circumstances, this product acquisition price may not appropriately or fully compensate us for the market potential of KTN3379. The loss of our rights to KTN3379 and the associated market potential of this product candidate could have a material adverse effect on our business.

        If MedImmune's option rights terminate under the MedImmune agreement, we would need to pay a minimum of $20.0 million to MedImmune and then either fund the clinical development and commercialization of KTN3379 on our own or seek an alternative collaborator. If we do not have the resources necessary both to pay such amount to MedImmune and subsequently develop KTN3379 on our own or are unable to establish a collaboration with a third party on acceptable terms, we would have to abandon the development and commercialization of this product candidate.

        If we enter into a co-development and co-commercialization agreement with MedImmune relating to KTN3379, the financial terms of such an agreement may not appropriately compensate us for the exchange of our rights to this program with MedImmune. In addition, if we enter into a co-development and co-commercialization agreement, we will be subject to all of the risks posed by collaborations that are described above.

        If we and MedImmune are required under the MedImmune agreement to enter into a co-development and co-commercialization agreement but fail to do so within a specified period of time, we will be required to conduct an auction process to identify a preferred bidder to whom we and MedImmune would exclusively license rights to KTN3379, pursuant to an agreement we refer to as the auction license agreement. We and MedImmune would share the proceeds under the auction license agreement in accordance with the MedImmune agreement. However, such proceeds may not fully reimburse us for the costs we incur while conducting the Phase 1 and Phase 1b/2a clinical trials of KTN3379 or appropriately compensate us for the market potential of KTN3379.

We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

        We currently rely on a third party clinical research organization, or CRO, to conduct our ongoing Phase 1 clinical trial for KTN3379 and do not plan to independently conduct any clinical trials of KTN3379 or of our other product candidates, including KTN0158. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials. These agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that would delay our product development activities.

        Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected.

        Furthermore, these third parties may have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We rely and expect to continue to rely on agreements with Yale University to supplement our internal research and development program. If Yale University decides to discontinue or devote less resources to such research, our research efforts could be diminished, which could harm our business.

        Our set of arrangements with Yale University, or Yale, provide us with access to Dr. Schlessinger's laboratory in a manner that we believe closely aligns our scientific and financial interests with those of Yale. We are a party to both a license agreement and a sponsored research agreement with Yale. While Yale has contractual obligations to us, it is an independent entity and is not under our control or the control of our officers or directors. The license agreement is structured to provide Yale with a low single-digit royalty and a commercial milestone payment of $3.0 million with respect to each of our drugs that target RTKs, and not just those based on intellectual property from Yale. Furthermore, our research agreement with Yale does not obligate Yale to devote any specified level of resources to, nor does the Yale research agreement require the principal researchers, or any member of their research teams, to continue to conduct research related to our research and development collaboration. In addition, we have only a right of first negotiation and are not automatically granted license rights to inventions or discoveries that are not RTK-related under the research agreement. Upon the expiration of the Yale research agreement in June 2017, the research agreement may not be renewed, and any renewal could be on terms less favorable to us than those contained in the existing agreement. Furthermore, either we or Yale may terminate the research agreement for convenience following a specified notice period. If Yale decides to not renew or to terminate the Yale research agreement, devote less resources to such activities, our research efforts would be diminished. As a result, our future pipeline of additional product candidates may be reduced and our research and development expenses may substantially increase, while our royalty obligations to Yale for RTK product candidates would continue unmodified, which could have a material adverse effect on our business and financial condition.

Manufacturing biologic products is complex and subject to product loss for a variety of reasons. We contract with third parties for the manufacture of our product candidates for preclinical testing and clinical trials and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

        We do not have any manufacturing facilities. We produce in our laboratory very small quantities of antibodies for evaluation in our research programs. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates receive marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

        We may be unable to establish any agreements with third party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third party manufacturers, reliance on third party manufacturers entails additional risks, including:

  •
  reliance on the third party for regulatory, compliance and quality assurance;

  •
  the possible breach of the manufacturing agreement by the third party;

  •
  the possible misappropriation of our proprietary information, including our trade secrets and know how; and

  •
  the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

        We have only limited supply arrangements in place with respect to our product candidates, and these arrangements do not extend to commercial supply. We acquire many key materials on a purchase order basis. As a result, we do not have long term committed arrangements with respect to our product candidates and other materials. If we receive marketing approval for any of our product candidates, we will need to establish an agreement for commercial manufacture with a third party.

        Third party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside of the United States. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

        Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. As a result, we may not obtain access to these facilities on a priority basis or at all. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

        Manufacturing biologic products, such as antibodies, is complex, especially in large quantities. Manufacturing antibody drug conjugates adds to this complexity. Biologic products must be made consistently and in substantial compliance with a clearly defined manufacturing process. Accordingly, it is essential to be able to validate and control the manufacturing process to assure that it is reproducible. The manufacture of biologics is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the product process. We have not yet scaled up the manufacturing process for any of our product candidates. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

        Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement manufacturer or be able to reach agreement with any alternative manufacturer.

        We have identified a possible alternative supplier of drug substance for KTN3379 and plan to engage with MedImmune in a technology transfer process with this manufacturer. The process of transferring the manufacturing technology from MedImmune to this other third party manufacturer is complex. This new third party manufacturer will need to establish its own processes to replicate those used by MedImmune, and may be unable to do so in a timely fashion or at all.

        Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired, and we may not be able to compete effectively in our market.

        Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Moreover, the patent applications we own, co-own or license may fail to result in issued patents in the United States or in other foreign countries.

        Composition-of-matter patents on the active pharmaceutical ingredients can be the strongest form of intellectual property for pharmaceutical and biotechnological products because they provide protection irrespective of any method of use. We cannot be certain that the claims in our patent applications covering the composition-of-matter of our product candidates will be considered patentable by the United States Patent and Trademark Office, or USPTO, courts in the United States, or by patent offices and courts in foreign countries. Method-of-use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products "off-label." Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

        The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

        The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all.

Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned, co-owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

        Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition. Furthermore, for applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications.

        Moreover, we may be subject to a third party preissuance submission of prior art to the USPTO or in addition to interference proceedings, may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or other post-grant proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

        Our owned, co-owned and licensed patent estate consists principally of patent applications, many of which are at an early stage of prosecution. Even if our owned, co-owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned, co-owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

        The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned, co-owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned, co-owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors, or other intellectual property, which could be expensive, time-consuming and unsuccessful.

        Competitors may infringe our issued patents, the patents of our licensors, or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours or our licensors is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

        A third party may hold intellectual property, including patent rights, that are important or necessary to the development of our products. It may be necessary for us to use the patented or proprietary technology of a third party to commercialize our own technology or products, in which case we would be required to obtain a license from such third party. A license to such intellectual property may not be available or may not be available on commercially reasonable terms, which could have a material adverse effect on our business and financial condition.

        We are aware of a third party European patent that relates to use of ErbB3 antibodies for treatment of hyperproliferative disorders, including cancer. Counterparts of this patent have also issued in Australia. As a result of an opposition proceeding, the European patent was revoked in its entirety. The owner of the European patent has appealed the decision in the opposition proceeding. We do not know if the appeal will succeed, or, if successful, whether the scope of claims, post-appeal, would be relevant to our activities. Should the appeal be successful and a license be necessary for our program that targets ErbB3, we cannot predict whether we would be able to obtain such a license, or, if a license were available, whether it would be available on commercially reasonable terms. If the appeal results in such third party's patents having a valid claim relevant to our use of ErbB3 antibodies and a license under the patents is unavailable on commercially relevant terms, or at all, our ability to commercialize KTN3379 in Europe may be impaired or delayed. We would vigorously defend ourselves, but we cannot predict whether the patents would be found valid, enforceable or infringed. We continue to monitor counterpart patent applications pending in other jurisdictions, including the United States and Japan. While we cannot predict whether claims will issue in these other jurisdictions or whether the scope of such claims would be relevant to our activities, these applications entail comparable risks to us in these other jurisdictions.

        Certain of our existing agreements contain restrictions on the scope of our license, For example, under our license agreement with Lonza, our right to sublicense is subject to Lonza's prior written consent, which may not be unreasonably withheld, delayed or conditioned. This could limit our ability to develop and commercialize KTN0158.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

        Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, reexamination, and inter partes review proceedings before the USPTO and oppositions and other comparable proceedings in foreign jurisdictions. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or inter partes review proceedings before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. There may be third party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our drug candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

        If we are found by a court of competent jurisdiction to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

If we fail to comply with our obligations in our intellectual property licenses and funding arrangements with third parties, we could lose rights that are important to our business.

        We are party to a number of license agreements, including the Yale license agreement, the MedImmune license and option agreement and the Spirogen license agreement that impose diligence, development and commercialization timelines and milestone payment, royalty, insurance and other obligations on us. For a variety of purposes we will likely enter into additional licensing and funding arrangements with third parties that may also impose such obligations on us.

        We are subject to diligence and development obligations under our license agreements with Yale, MedImmune and Spirogen among others. Generally, these diligence obligations require us to use commercially reasonable efforts to develop, seek regulatory approval for and commercialize our products in the United States, the European Union and, in some cases, other specified countries. Our general diligence obligations in the Yale license agreement apply to all of our drugs that target RTKs, and not just those based on intellectual property from Yale. If we fail to comply with our obligations under current or future agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. Any of the foregoing could prevent us from commercializing our other product candidates, which could have a material adverse effect on our operating results and overall financial condition.

        In addition to the above risks, certain of our licensed intellectual property rights include sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize our product candidates may be materially harmed.

        Further, we do not have the right to control the prosecution, maintenance and enforcement of all of our licensed and sublicensed intellectual property, and even when we do have such rights, we may require the cooperation of our licensors and upstream licensors, which may not be forthcoming. For example, under our license agreement with Spirogen, Spirogen has the sole right and authority to enforce the intellectual property related to PBD or linkers subject to the license and to defend against any charge that such intellectual property is invalid or unenforceable. Our business could be adversely affected if we or our licensors are unable to prosecute, maintain and enforce our licensed and sublicensed intellectual property effectively.

We may be subject to claims by third parties asserting that our employees, consultants, contractors or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

        We have received confidential and proprietary information from collaborators, prospective licensees and other third parties. Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. Litigation may be necessary to defend against these claims.

        In addition, while it is our policy to require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Such assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

        If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management and employees.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

        Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent offices, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees on any issued patent are due to be paid to the USPTO and patent offices in foreign countries in several stages over the lifetime of the patent. The USPTO and patent offices in foreign countries require compliance with a number of procedural, documentary, fee payment and other requirements during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of a patent or patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

        In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Related to Regulatory Approval and Marketing of Our Product Candidates and Other Legal Compliance Matters

Even if we complete the necessary clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

        Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside the United States. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. Our product candidates are in the early stages of development and are subject to the risks of failure inherent in drug development. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have only limited experience in conducting and managing the clinical trials, and in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third party CROs to assist us in this process. Securing marketing approval requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

        The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional nonclinical, clinical or other studies. In addition, varying interpretations of the data obtained from nonclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

We may not be able to obtain orphan drug exclusivity for our product candidates.

        Regulatory authorities in some jurisdictions, including the United States and Europe, may in response to a request from the sponsor designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. For example, we believe that KTN0158 as a treatment for neurofibromatosis type 1, or NF1, will qualify for orphan drug designation in both the United States and the European Union.

        Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the approval of another marketing application for the same drug for the same indication for that time period. The applicable period is seven years in the United States and ten years in Europe. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, the FDA can subsequently approve the same drug for treatment of the same disease or condition if it concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

        Even if we obtain orphan drug exclusivity for a product's use in a specific indication, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same indication.

A fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

        We intend to seek fast track designation for some of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

A breakthrough therapy designation by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

        We may seek a breakthrough therapy designation for some of our product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs and biologics that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

        Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Our therapeutic product candidates for which we intend to seek approval as biological products may face competition sooner than expected.

        With the enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, abbreviated pathways for approval of biosimilar and interchangeable biological products were created. The BPCIA establishes legal authority for the FDA to review and approve biosimilar biologics for marketing, as well as biosimilars that have been designated as "interchangeable" with a previously approved biologic, or reference product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a full Biologics License Application, or BLA. This period of non-patent exclusivity runs concurrently with, but is independent of, periods of patent protection for the reference product.

        We believe that any of our product candidates approved as a biological product under a full BLA should qualify for a 12-year period of exclusivity. However:

  •
  the U.S. Congress could amend the BPCIA to significantly shorten this exclusivity period, as has been previously proposed by President Obama in connection with the administration's budget proposals; and

  •
  a potential competitor could seek and obtain approval of its own BLA during our exclusivity period instead of seeking approval of a biosimilar version.

        The new law is complex and is only beginning to be interpreted and implemented by the FDA. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to uncertainty. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes could compromise the future commercial prospects for our biological products. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear and will depend on a number of marketplace and regulatory factors that are still developing at both the federal and state levels of government.

Our failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed abroad, and any approval we are granted for our product candidates in the United States would not assure approval of product candidates in foreign jurisdictions.

        In order to market and sell our products in the European Union and many other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Even if we obtain marketing approval for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

        Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, which may include the requirement to implement a risk evaluation and mitigation strategy or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers' facilities are required to ensure that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

        Accordingly, assuming we receive marketing approval for one or more of our product candidates, we and our contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. As a result, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any product candidate for which we obtain marketing approval will be subject to ongoing enforcement of post-marketing requirements and we could be subject to substantial penalties, including withdrawal of our product from the market, if we fail to comply with all regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

        Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include, but are not limited to, restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping.

        The FDA and other federal and state agencies, including the Department of Justice, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. Violations of such requirements may lead to investigations alleging violations of the FDCA and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

  •
  litigation involving patients taking our products;

  •
  restrictions on such products, manufacturers or manufacturing processes;

  •
  restrictions on the labeling or marketing of a product;

  •
  restrictions on product distribution or use;

  •
  requirements to conduct post-marketing studies or clinical trials;

  •
  warning or untitled letters;

  •
  withdrawal of the products from the market;

  •
  refusal to approve pending applications or supplements to approved applications that we submit;

  •
  recall of products;

  •
  fines, restitution or disgorgement of profits or revenues;

  •
  suspension or withdrawal of marketing approvals;

  •
  damage to relationships with any potential collaborators;

  •
  unfavorable press coverage and damage to our reputation;

  •
  refusal to permit the import or export of our products;

  •
  product seizure; or

  •
  injunctions or the imposition of civil or criminal penalties.

        Non-compliance by us or any future collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population can also result in significant financial penalties. Similarly, failure to comply with applicable regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Our relationships with customers and third party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

        Healthcare providers, physicians and third party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

  •
  the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

  •
  the federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal government program, or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government;

  •
  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

  •
  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

  •
  the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

  •
  federal law requires applicable manufacturers of covered drugs to report payments and other transfers of value to physicians and teaching hospitals;

  •
  the federal transparency requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the ACA, requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; andanalogous state laws and regulations such as state anti-kickback and false claims laws and analogous non-U.S. fraud and abuse laws and regulations, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

        Some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance regulations promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and non-U.S. laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

        Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

        In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

        In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

        In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Affordability Reconciliation Act, or collectively the ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

        Among the provisions of the ACA of importance to our potential product candidates are the following:

  •
  an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

  •
  an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

  •
  expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

  •
  extension of manufacturers' Medicaid rebate liability;

  •
  expansion of eligibility criteria for Medicaid programs;

  •
  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

  •
  requirements to report financial arrangements with physicians and teaching hospitals;

  •
  a requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

  •
  a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding.

        We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

        Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Governments outside of the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

        In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain product candidates and products outside of the United States and require us to develop and implement costly compliance programs.

        If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of such third party in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the company, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

        Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

        Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing or selling certain product candidates and products outside of the United States, which could limit our growth potential and increase our development costs.

        The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

        We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

        Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

        In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

        We are highly dependent on the research expertise of Joseph Schlessinger, our co-founder and Chairman of our scientific advisory board, and the research, development and clinical expertise of Gerald McMahon, our President and Chief Executive Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain "key person" insurance for any of our executives or other employees.

        Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain marketing approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

        We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, manufacturing, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cyber security incidents, could harm our ability to operate our business effectively.

        Despite the implementation of security measures, our internal computer systems and those of third parties with which we contract are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations, and could result in a material disruption of our clinical and commercialization activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our product research, development and commercialization efforts could be delayed.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

        From time to time, we may consider strategic transactions, such as acquisitions of companies, businesses or assets and out-licensing or in-licensing of products, product candidates or technologies. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near term or long term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

  •
  exposure to unknown liabilities;

  •
  disruption of our business and diversion of our management's time and attention in order to develop acquired products, product candidates or technologies;

  •
  incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

  •
  higher than expected acquisition and integration costs;

  •
  write-downs of assets or goodwill or impairment charges;

  •
  increased amortization expenses;

  •
  difficulty and cost in combining the operations, systems and personnel of any acquired businesses with our operations, systems and personnel;

  •
  impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

  •
  inability to retain key employees of any acquired businesses.

Risks Related to Our Common Stock and This Offering

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

        Upon the closing of this offering, our executive officers and directors, combined with our stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately            % of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

  •
  delay, defer or prevent a change in control;

  •
  entrench our management and the board of directors; or

  •
  impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

Provisions in our corporate charter documents, under Delaware law and in our license agreements could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our certificate of incorporation and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

  •
  establish a classified board of directors such that only one of three classes of directors is elected each year;

  •
  allow the authorized number of our directors to be changed only by resolution of our board of directors;

  •
  limit the manner in which stockholders can remove directors from our board of directors;

  •
  establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

  •
  require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

  •
  limit who may call stockholder meetings;

  •
  authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

  •
  require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our charter or bylaws.

        Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

        Provisions in our agreement with Yale change upon the occurrence of a change of control, as defined therein. For example, under our license agreement with Yale, upon a qualifying change of control, Dr. Schlessinger will be deemed no longer to be concurrently working with us and Yale for purposes of the Yale license agreement. If this occurs, intellectual property developed by Dr. Schlessinger thereafter will not be considered part of the Yale intellectual property subject to the Yale license agreement unless it arises under the Yale research agreement. In addition, following the occurrence of such a change of control, the annual license maintenance fee that we are obligated to pay to Yale before we begin commercializing an RTK royalty-bearing product would increase from a low ten-thousands of dollars fee to a low hundred-thousands of dollars fee and the milestone payment amount that would otherwise be due upon the achievement of a commercial milestone with respect to each RTK royalty-bearing product would instead be apportioned to clinical, regulatory and commercial milestones and, therefore, could become due sooner.

        The MedImmune agreement contains limits on our ability to assign our rights or obligations to a third party who is then developing or commercializing a pharmaceutical product that contains an antibody and operates by targeting ErbB3, which we refer to as a competing product. For example, if a third party assignee has a competing product, in certain cases we may only assign the MedImmune agreement without the consent of MedImmune if that assignee divests its competing product within a year of its acquisition of us.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

        The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options, you will incur further dilution. Based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $            per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately            % of the aggregate price paid by all purchasers of our stock but will own only approximately            % of our common stock outstanding after this offering.

An active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

        Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

  •
  the degree of success of competitive products or technologies;

  •
  results of clinical trials and preclinical studies, of our product candidates or those of our competitors;

  •
  regulatory or legal developments in the United States and other countries;

  •
  developments or disputes concerning patent applications, issued patents or other proprietary rights;

  •
  the recruitment or departure of key personnel;

  •
  the level of expenses related to any of our product candidates or clinical development programs;

  •
  the results of our efforts to discover, develop, acquire or in-license additional technologies or product candidates;

  •
  actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

  •
  variations in our financial results or those of companies that are perceived to be similar to us;

  •
  changes in the structure of healthcare payment systems;

  •
  market conditions in the pharmaceutical and biotechnology sectors;

  •
  general economic, industry and market conditions; and

  •
  the other factors described in this "Risk Factors" section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have

outstanding shares of common stock based on the number of shares outstanding as of                , 2014. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. Of the remaining shares,                         shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after the offering. Moreover, after this offering, holders of an aggregate of                        shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or, along with holders of an additional                        shares of our common stock, to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the "Underwriting" section of this prospectus.

We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

  •
  being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

  •
  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

  •
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

  •
  reduced disclosure obligations regarding executive compensation; and

  •
  exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

        We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

        As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

        We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements we may enter into may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

        The forward-looking statements in this prospectus include, among other things, statements about:

  •
  the timing and conduct of our clinical trial program of KTN3379 and preclinical and clinical development of our other product candidates, including statements regarding the timing of initiation and completion of the clinical trials and the period during which the results of the clinical trials will become available;

  •
  our plans to pursue research and development of other product candidates;

  •
  the potential advantages and attributes of our product candidates;

  •
  the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

  •
  the rate and degree of market acceptance and clinical utility of our product candidates;

  •
  our estimates regarding the potential market opportunity for our product candidates;

  •
  our ability to establish and maintain collaborations;

  •
  our sales, marketing and distribution capabilities and strategy;

  •
  our ability to establish and maintain arrangements for manufacture of our product candidates;

  •
  our ability to in-license or acquire complementary technologies and product candidates;

  •
  our intellectual property position;

  •
  our expectations related to the use of proceeds from this offering;

  •
  our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

  •
  the impact of government laws and regulations; and

  •
  our competitive position.

        We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

        This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

 USE OF PROCEEDS

        We estimate that the net proceeds from our issuance and sale of            shares of our common stock in this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their over-allotment option, we estimate that the net proceeds from this offering will be approximately $             million.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by approximately $            , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

        As of June 30, 2014, we had cash, cash equivalents and marketable securities of $58.3 million. We currently estimate that we will use the net proceeds from this offering, together with our cash, cash equivalents and marketable securities, as follows:

  •
  approximately $             million to continue clinical development of our product candidate KTN3379, including our Phase 1 clinical trial program, planned Phase 2 clinical trials and the manufacture of additional quantities of KTN3379;

  •
  approximately $             million to continue to advance our product candidate KTN0158, including IND enabling preclinical studies, the manufacture of drug supply in preparation for an IND submission in 2015 and initiation of Phase 1 clinical trials;

  •
  approximately $             million to advance our KIT-ADC program, including identification of an IND candidate and initiation of IND enabling preclinical studies;

  •
  approximately $             million to continue to advance and expand our research programs and our preclinical research pipeline to select additional development candidates; and

  •
  the remainder for working capital and other general corporate purposes, which may include the acquisition or licensing of other product candidates or technologies.

        This expected use of the net proceeds from this offering and our existing cash, cash equivalents and marketable securities represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, including expenses related to product manufacturing, the status of and results from preclinical studies and clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current agreements, commitments or understandings for any material acquisitions or licenses of any product candidates or technologies.

        Based on our planned use of the net proceeds from this offering and our existing cash, cash equivalents and marketable securities, we estimate that such funds will be sufficient to enable us to                        . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

        Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

 DIVIDEND POLICY

        We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in respect of our common stock in the foreseeable future.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of June 30, 2014:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  our issuance of an aggregate of 2,367,674 shares of our common stock and payment of $0.36 million of liabilities, on August 7, 2014, in connection with our acquisition by merger of Xetrios Therapeutics, Inc.; and

  •
  the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 127,833,776 shares of our common stock upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to give further effect to our issuance and sale of                shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the sections of this prospectus titled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."

	As of June 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash, cash equivalents and marketable securities	$58,292	$57,932	$

Convertible preferred stock (Series A, B, C and D), $0.001 par value; 160,000,000 shares authorized, 124,090,909 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$138,800	$—		$—
Stockholders' equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.001 par value; 202,500,000 shares authorized, 20,537,028 shares issued and outstanding, actual; shares authorized, 150,738,478 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	21	151
Additional paid-in capital	3,294	143,929
Accumulated other comprehensive income	1	1
Accumulated deficit	(82,987)	(85,312)

Total stockholders' equity (deficit)	(79,671)	58,769

Total capitalization	$59,129	$58,769	$

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, cash equivalents and marketable

securities, working capital, total assets and total stockholders' equity by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders' equity on a pro forma as adjusted basis by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

        The table above does not include:

  •
  26,469,938 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2014, at a weighted average exercise price of $0.39 per share;

  •
  493,035 additional shares of our common stock available for future issuance as of June 30, 2014 under our 2008 equity incentive plan; and

  •
                additional shares of our common stock that will become available for future issuance under our 2014 stock incentive plan upon the closing of this offering.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

        Our historical net tangible book value (deficit) as of June 30, 2014 was $(79.7) million, or $(3.88) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and preferred stock, which is not included within our stockholders' equity (deficit). Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the 20,537,028 shares of our common stock outstanding as of June 30, 2014.

        Our pro forma net tangible book value as of June 30, 2014 was $58.8 million, or $0.39 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to our issuance of an aggregate of 2,367,674 shares of our common stock and payment of $0.36 million of liabilities, on August 7, 2014, in connection with our acquisition by merger of Xetrios Therapeutics, Inc., or Xetrios, and the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 127,833,776 shares of our common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2014, after giving effect to our issuance of an aggregate of 2,367,674 shares of our common stock, on August 7, 2014, in connection with our acquisition by merger of Xetrios and the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 127,833,776 shares of our common stock upon the closing of this offering.

        After giving effect to our issuance and sale of                shares of our common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2014 would have been $                 million, or $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $                to existing stockholders and immediate dilution of $                in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2014	$(3.88)
Increase per share attributable to the conversion of all outstanding shares of preferred stock and our issuance of shares in connection with the Xetrios acquisition	4.27

Pro forma net tangible book value per share as of June 30, 2014	0.39
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering		$

        A $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase

or decrease our pro forma as adjusted net tangible book value by $                 million, our pro forma as adjusted net tangible book value per share after this offering by $                 and dilution per share to new investors purchasing shares in this offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $                and decrease the dilution per share to new investors participating in this offering by $                , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $                and increase the dilution per share to new investors participating in this offering by $                , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions.

        If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value per share after this offering would be $            per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $            to existing stockholders and immediate dilution of $            in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus. If any additional shares are issued in connection with outstanding options, you will experience further dilution.

        The following table summarizes, on a pro forma as adjusted basis as of June 30, 2014, the total number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%

        A $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $                 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by             percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by              percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $                 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by             percentage points and, in the case of a decrease, would decrease the

percentage of total consideration paid by new investors by             percentage points, assuming no change in the assumed initial public offering price.

        The table above is based on 20,537,028 shares of our common stock outstanding as of June 30, 2014 and gives effect to our issuance, on August 7, 2014, of an aggregate of 2,367,674 shares of our common stock in connection with our acquisition by merger of Xetrios and the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 127,833,776 shares of our common stock upon the closing of this offering.

        The table above does not include:

  •
  26,469,938 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2014, at a weighted average exercise price of $0.39 per share;

  •
  493,035 additional shares of our common stock available for future issuance as of June 30, 2014 under our 2008 equity incentive plan; and

  •
                          additional shares of our common stock that will become available for future issuance under our 2014 stock incentive plan upon the closing of this offering.

        The table above assumes no exercise of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, the following will occur:

  •
  the percentage of shares of our common stock held by existing stockholders will decrease to                    % of the total number of shares of our common stock outstanding after this offering; and

  •
  the number of shares of our common stock held by new investors will increase to                    % of the total number of shares of our common stock outstanding after this offering.

 SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the six months ended June 30, 2013 and 2014 and the balance sheet data as of June 30, 2014 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information as of and for the periods presented. Our historical results are not necessarily indicative of results that should be expected in any future period, and our results for any interim period are not necessarily indicative of results that should be expected for any full year.

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	8,307	20,269	9,753	11,099
General and administrative	5,783	6,223	3,357	4,530

Total operating expenses	14,090	26,492	13,110	15,629

Loss from operations	(14,090)	(26,492)	(13,110)	(15,629)
Interest income	85	47	37	10
Other income (expense), net	129	96	40	65

Net loss	$(13,876)	$(26,349)	$(13,033)	$(15,554)

Net loss attributable to common stockholders	$(13,876)	$(26,349)	$(13,033)	$(15,554)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.69)	$(1.31)	$(0.65)	$(0.76)

Weighted average common shares outstanding, basic and diluted(1)	20,007	20,090	20,007	20,537

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(0.32)		$(0.13)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(2)		83,085		123,367

	As of December 31,
			As of June 30, 2014
	2012	2013
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$34,532	$12,890	$58,292
Working capital(3)	32,688	11,016	56,247
Total assets	37,318	17,041	62,031
Convertible preferred stock	74,185	79,185	138,800
Total stockholders' deficit	(39,582)	(65,077)	(79,671)

(1)
See Note 11 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)
See Note 11 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted pro forma net loss per share attributable to common stockholders.

(3)
We define working capital as current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We are a clinical-stage biopharmaceutical company focused on the discovery and development of novel antibody-based drugs targeting receptor tyrosine kinases, or RTKs, for the treatment of cancer and other diseases with significant unmet need. RTKs are a group of cell-surface receptors that play important signaling roles in a variety of key cellular functions. Genetic mutations and abnormal regulation of RTKs play critical roles in many diseases. We are employing a systematic investigation of RTKs and applying our insights with the goal of developing important new medicines with novel mechanisms of action.

        Our lead product candidate, KTN3379, is an antibody targeting the ErbB3 RTK and is currently in Phase 1 clinical development for adult patients with advanced solid tumors. Our Phase 1b and Phase 2 clinical development plans are designed to establish proof of concept of KTN3379 in combination with other approved cancer drugs. We plan to begin Phase 2 clinical trials of KTN3379 in various solid tumor indications in the first half of 2015, subject to satisfactory completion of our overall Phase 1 clinical trial program.

        We also have two preclinical programs targeting the KIT RTK. In one of these preclinical programs, we are evaluating our product candidate KTN0158 as a potential therapeutic for a range of disease indications, beginning with neurofibromatosis type 1, or NF1, a rare genetic disorder. We expect to submit an investigational new drug application, or IND, to the U.S. Food and Drug Administration, or FDA, for this product candidate in 2015 in order to initiate a Phase 1 clinical trial in NF1 patients. In our other preclinical program, which we refer to as KIT-ADC, we are focused on using an antibody drug conjugate, or ADC, to target cancers that express the KIT receptor. We are actively working to identify an IND candidate for our KIT-ADC program in the first half of 2015. We also have a robust discovery pipeline directed at a range of RTK targets and have recently acquired rights to additional technologies to enhance our position in the RTK field.

        We were incorporated in November 2007 and commenced operations in July 2008. Our operations to date have been primarily limited to organizing and staffing our company, business planning, raising capital, conducting research and development, filing patents, developing our technology, identifying potential product candidates, undertaking preclinical studies, acquiring rights to technologies and product candidates, initiating a Phase 1 clinical trial program for KTN3379, and establishing arrangements with third parties for the manufacture of initial quantities of our product candidates. From our inception through June 30, 2014, we have financed our operations primarily through sales of our preferred stock, receiving aggregate gross proceeds of $135.0 million.

        We are a development stage company and have not generated any revenue. All of our product candidates other than KTN3379 are still in preclinical development. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. Since inception, we have incurred significant operating losses. Our net loss was $13.9 million for the year ended December 31,

2012, $26.3 million for the year ended December 31, 2013 and $15.6 million for the six months ended June 30, 2014. As of June 30, 2014, we had an accumulated deficit of $83.0 million.

        Our total operating expenses were $14.1 million for the year ended December 31, 2012, $26.5 million for the year ended December 31, 2013 and $15.6 million for the six months ended June 30, 2014, and resulted from costs incurred in connection with research and development activities and general and administrative costs. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue our Phase 1 clinical trial program for KTN3379, prepare for and initiate our planned Phase 1 clinical trial of KTN0158, seek to identify a lead product candidate in our KIT-ADC program and continue research and development and initiate additional clinical trials of, establish arrangements with third parties for the manufacture of clinical supplies of and seek marketing approval for our lead programs and our other product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

        We do not expect to generate revenue from sales of any product for several years, if ever. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research or product development programs or any future commercialization efforts, or to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

        We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements through at least                        . See "—Liquidity and Capital Resources."

Recent Developments

        In August 2014, we acquired Xetrios Therapeutics, Inc., or Xetrios, a privately held biopharmaceutical company with rights to intellectual property focused on human therapeutics targeting TAM receptors. As consideration for the acquisition, we issued 2,367,674 shares of our common stock with an aggregate fair value of $1.97 million and paid $0.36 million of liabilities of Xetrios at the time of closing of the transaction. We will account for the transaction as an asset acquisition as Xetrios did not meet the definition of a business pursuant to the guidance prescribed in Accounting Standards Codification Topic 805, Business Combinations. Accordingly, related to the aggregate consideration paid, we expect to record $2.33 million as research and development expense in the three months ended September 30, 2014.

        We concluded that Xetrios did not meet the definition of a business because the transaction principally resulted in our acquisition of intellectual property relating to TAM RTKs from the laboratory of Dr. Greg Lemke at the Salk Institute for Biological Studies in La Jolla, California. At the time of the acquisition, Xetrios did not have, and we did not acquire, any employees or tangible assets, or any processes, protocols or operating systems. Xetrios had no physical facilities and conducted no activities directly. We will expense the acquired intellectual property asset as of the acquisition date because we will use it in our research and development activities and believe it has no alternative future uses.

Financial Operations Overview

  Revenue

        We have not generated any revenue since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts result in clinical success and regulatory approval or we enter into collaboration agreements with third parties for our product candidates, we may generate revenue from those product candidates.

  Operating Expenses

        Our operating expenses since inception have consisted primarily of research and development activities and general and administrative costs.

  Research and Development Expenses

        Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our product candidates, which include:

  •
  salaries, benefits and other related costs, including stock-based compensation expense, for personnel in our research and development functions;

  •
  expenses incurred under agreements with third parties, including contract research organizations, or CROs, contract manufacturing organizations, or CMOs, and consultants that conduct preclinical studies and clinical trials;

  •
  costs associated with preclinical activities and regulatory operations;

  •
  costs of acquiring, developing and manufacturing clinical trial materials;

  •
  expenses related to the in-license of certain technologies and early-stage drug compounds;

  •
  costs related to compliance with regulatory requirements; and

  •
  allocated depreciation and other facility-related and overhead expenses.

        We expense research and development costs as incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to us by our vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as prepaid or accrued research and development expenses.

        Our direct research and development expenses are tracked on a program-by-program basis and consist primarily of external costs, such as fees paid to CROs, CMOs and consultants in connection with our preclinical studies and clinical trials, costs related to manufacturing or purchasing clinical trial materials, and third party license fees related to our product candidates. Our indirect and internal research and development expenses are allocated on a program-by-program basis based on approximate time incurred by our employees who work on our drug development programs. Indirect and internal research and development costs include employee salaries and related costs as well as allocated depreciation and other facility-related and overhead expenses.

        The table below summarizes our research and development expenses incurred by program:

	Year Ended December 31,		Six Months Ended June 30,
					Cumulative Period From Inception (November 16, 2007) to June 30, 2014
	2012	2013	2013	2014
	(in thousands)
KTN3379	$—	$4,955	$—	$6,186	$11,141
KTN0158	—	260	60	1,328	1,588
KIT-ADC	805	7,194	5,804	382	11,147
Other research programs	7,502	7,860	3,889	3,203	34,529

Total research and development expenses	$8,307	$20,269	$9,753	$11,099	$58,405

        We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we continue our Phase 1 clinical trial program for KTN3379, prepare for and initiate our planned Phase 1 clinical trial of KTN0158, seek to identify a lead product candidate in our KIT-ADC program and continue research and development and initiate additional clinical trials of, establish arrangements with third parties for the manufacture of clinical supplies of and seek marketing approval for our lead programs and our other product candidates. The timing and amount of these expenses will depend upon the outcome of our ongoing preclinical studies and clinical trial program and the costs associated with our planned clinical trials. The timing and amount of these expenses will also depend on the costs associated with potential future clinical trials of our product candidates and the related expansion of our research and development organization, regulatory requirements, advancement of our research programs and product candidate manufacturing costs.

        The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of, or the period, if any, in which material net cash inflows may commence from, KTN3379, KTN0158, a KIT-ADC product candidate or any of our preclinical product candidates. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

  •
  the scope, progress, outcome and costs of our preclinical studies, clinical trials and other research and development activities;

  •
  establishing an appropriate safety profile with IND enabling studies;

  •
  successful patient enrollment in, and completion of, clinical trials;

  •
  timing and receipt of marketing approvals from applicable regulatory authorities;

  •
  establishing commercial manufacturing capabilities or making arrangements with third party manufacturers;

  •
  obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

  •
  launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and

  •
  maintaining a continued acceptable safety profile of the product candidates following approval.

        Any changes in the outcome of any of these variables with respect to the development of our product candidates in clinical or preclinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in our executive, finance and administrative functions. General and administrative expenses also include professional fees for accounting, auditing, tax and legal services, including legal expenses to pursue patent protection of our intellectual property, travel expenses and allocated facility-related costs.

        We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research and development activities, continued business development activities and the potential commercialization of our product candidates. We also expect to incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with being a public company.

  Other Income (Expense)

        Interest income.    Interest income consists of interest income earned on our marketable securities and our cash and cash equivalents.

        Other income (expense), net.    Other income (expense), net consists of amounts received by us or due under a state research and development tax credit exchange program. As permitted by legislation in the State of Connecticut, we have taken the opportunity to exchange certain of our research and development tax credit carryforwards for a cash payment equivalent to 65% of such tax credit.

Critical Accounting Policies and Significant Estimates

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of our consolidated financial statements and the related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

  Accrued Research and Development Expenses

        As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued and prepaid research and development expenses. This process involves reviewing quotations and open contracts, identifying services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued and prepaid expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:

  •
  CROs in connection with performing research and development services on our behalf;

  •
  investigative sites or other providers in connection with clinical trials;

  •
  vendors in connection with preclinical development activities; and

  •
  CMOs related to product manufacturing, development and distribution of preclinical and clinical supplies.

        We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with CROs and CMOs that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid asset accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of accrued research and development expenses.

  Stock-Based Compensation

        We measure stock options and other stock-based awards granted to employees and directors at the fair value on the date of the grant using the Black-Scholes option-pricing model. We recognize the fair value of the awards as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. We apply the straight-line method of expense recognition to all awards with service-only conditions.

        For stock-based awards granted to consultants and nonemployees, we recognize compensation expense over the period during which services are rendered by such consultants and nonemployees until completed. At the end of each financial reporting period prior to completion of the service, we remeasure the fair value of these awards using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

        We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model. Use of this model requires that we make assumptions as to the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. Because we are currently a private company and lack company-specific historical and implied volatility information, we estimate our expected volatility based on the historical volatility of a publicly traded group of peer companies. We expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. We use the simplified method prescribed by Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of options granted to employees and directors. We base the expected term of options granted to consultants and nonemployees on the contractual term of the options. We determine the risk-free interest rate by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future.

        The assumptions we used to determine the fair value of stock options granted to employees and directors are as follows, presented on a weighted average basis:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
Risk-free interest rate	0.34%	1.15%	0.84%	2.07%
Expected term (in years)	6.2	5.0	4.7	6.4
Expected volatility	111.0%	106.0%	111.0%	100.0%
Expected dividend yield	0%	0%	0%	0%

        These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. We recognize compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate for pre-vesting forfeitures, we have considered our historical experience of actual forfeitures. If our future actual forfeiture rate is materially different from our estimate, our stock-based compensation expense could be significantly different from what we have recorded in the current period.

        The following table summarizes the classification of stock-based compensation expenses recognized in our consolidated statements of operations:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(in thousands)
Research and development	$70	$224	$73	$325
General and administrative	806	543	253	634

	$876	$767	$326	$959

  Determination of the Fair Value of Common Stock

        We are a privately held company with no active public market of our common stock. Therefore, our board of directors has estimated the fair value of our common stock at various dates, with input from management, considering our most recently available third party valuations of common stock and its assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and restricted stock.

        In the absence of a public trading market for our common stock, our determination of the fair value of our common stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation. We performed these contemporaneous valuations, with the assistance of a third party specialist, as of March 25, 2012, July 31, 2013 and March 17, 2014, which resulted in valuations of our common stock of $0.37 per share as of March 25, 2012, $0.55 per share as of July 31, 2013 and $0.56 per share as of March 17, 2014. In addition, our board of directors considered various objective and subjective factors to determine its best estimate of the fair value of our common stock as of each grant date, including the following:

  •
  external market conditions affecting the biotechnology industry;

  •
  trends within the biotechnology industry;

  •
  the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

  •
  our financial position, including cash on hand, and our historical and forecasted performance and operating results;

  •
  the progress of our research and development programs, including the status of preclinical studies and clinical trials for our product candidates;

  •
  our stage of development and commercialization and our business strategy;

  •
  the lack of an active public market for our capital stock;

  •
  the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

  •
  the analysis of IPOs and the market performance of similar companies in the biotechnology industry.

        There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the stage of development of our product candidates, the timing of a potential IPO or other liquidity event, and the determination of the appropriate valuation methodology at each valuation date. If we had made different assumptions, our stock-based compensation expense, net loss attributable to common stockholders, and net loss per share attributable to common stockholders could have been significantly different.

  Valuation Methodologies

        Our common stock valuation as of March 25, 2012 was prepared utilizing the option-pricing method, or OPM, to determine the estimated fair value of our common stock. Our common stock valuations as of July 31, 2013 and March 17, 2014 were prepared utilizing the probability-weighted expected return method, or PWERM, to determine the estimated fair value of our common stock. The method selected was based on availability and the quality of information to develop the assumptions for the methodology.

        OPM.    The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company's securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preference at the time of a liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid.

        The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the fair values of securities as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

        We used the OPM backsolve approach to estimate enterprise value under the OPM. The OPM backsolve approach uses the OPM to derive the implied equity value for one type of equity security from a contemporaneous sale transaction involving another type of the company's equity securities. In the OPM, the assumed volatility factor was based on the historical trading volatility of our publicly traded peer companies. At the valuation date, we determined the appropriate volatility to be used, considering such factors as the expected time to a liquidity event and our stage of development.

        To derive the fair value of the common stock using the OPM, the proceeds to the common stockholders were calculated based on the preferences and priorities of the preferred and common stock, including the participation features of certain series of the preferred stock. We then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market. The aggregate value of the common stock derived from the OPM was then divided by the number of shares of common stock outstanding to arrive at the per share value.

        PWERM.    The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. We considered five scenarios for the valuation of our common stock determined using the PWERM methodology: a low-value and a high-value IPO scenario, a low-value and a high-value sale scenario, and a distressed sale scenario.

        To determine our enterprise value for the low-value and high-value IPO scenarios, we used the guideline public company method under the market approach, which analyzed enterprise values at the IPO date of publicly traded oncology-focused biopharmaceutical companies that recently completed IPOs. The resulting common stock value was divided by the number of outstanding common stock, assuming that all outstanding shares of our convertible preferred stock had converted into common stock.

        To determine our enterprise value for the low-value and high-value sale scenarios, we applied the guideline transaction method, which considered the transaction value of several oncology-focused biopharmaceutical companies that were recently acquired. To derive our equity value, cash was added and debt, if any, was deducted. This resulting equity value was allocated among common and preferred stock that comprise our capital structure, taking into account the liquidation preferences of our convertible preferred stock. To determine our enterprise value for the distressed sale scenario, we assumed a sale at the net book value of our assets and liabilities.

        The common stock value was based on the probability-weighted present value of expected future investment returns considering each of the five possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome was discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. We then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

  Option Grants

        The following table summarizes by grant date the number of shares subject to options granted between January 1, 2013 and June 30, 2014, the per share exercise prices of the options, the fair value of common stock on each option grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options(1)	Fair Value of Common Stock per Share on Date of Option Grant	Per Share Estimated Fair Value of Options(2)(3)
January 31, 2013	425,000	$0.37	$0.37	$0.45
February 8, 2013	1,250,000	$0.37	$0.37	$0.27
April 30, 2013	740,000	$0.37	$0.37	$0.27
July 31, 2013	366,600	$0.55	$0.55	$0.46
September 18, 2013	1,055,000	$0.55	$0.55	$0.40
April 2, 2014	8,863,665	$0.56	$0.56	$0.45
May 14, 2014	260,000	$0.56	$0.56	$0.50
June 17, 2014	1,295,000	$0.56	$0.56	$0.45

(1)
The Per Share Exercise Price of Options represents the fair value of our common stock on the date of grant, as determined by our board of directors after taking into account our most recently available contemporaneous valuation of our common stock as well as additional factors that may have changed since the date of such contemporaneous valuation through the date of grant.

(2)
The Per Share Estimated Fair Value of Options reflects the weighted average grant-date fair value of options granted on each grant date, determined using the Black-Scholes option-pricing model.

(3)
For purposes of recording stock-based compensation for grants of options to nonemployees, we measure the fair value of the award on the service completion date (vesting date). At the end of each reporting period prior to completion of the services, we remeasure the value of any unvested portion of the option based on the then-current fair value of the option and adjust the expense accordingly. The weighted average fair value amounts presented in this column for employee, director and nonemployee grants reflect the grant-date fair value of options granted to nonemployees and not any subsequently remeasured fair value.

  Emerging Growth Company Status

        The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Results of Operations

  Comparison of the Six Months Ended June 30, 2013 and 2014

        The following table summarizes our results of operations for the six months ended June 30, 2013 and 2014:

	Six Months Ended June 30,
			Increase (Decrease)
	2013	2014
	(in thousands)
Revenue	$—	$—	$—

Operating expenses:
Research and development	9,753	11,099	1,346
General and administrative	3,357	4,530	1,173

Total operating expenses	13,110	15,629	2,519

Loss from operations	(13,110)	(15,629)	(2,519)
Interest income	37	10	(27)
Other income (expense), net	40	65	25

Net loss	$(13,033)	$(15,554)	$(2,521)

  Research and Development Expenses

	Six Months Ended June 30,
			Increase (Decrease)
	2013	2014
	(in thousands)
KTN3379	$—	$6,186	$6,186
KTN0158	60	1,328	1,268
KIT-ADC	5,804	382	(5,422)
Other research programs	3,889	3,203	(686)

Total research and development expenses	$9,753	$11,099	$1,346

        Research and development expenses were $9.8 million for the six months ended June 30, 2013, compared to $11.1 million for the six months ended June 30, 2014. The increase of $1.3 million was primarily due to the following:

  •
  an increase of $6.2 million in expenses of our KTN3379 program, consisting primarily of the expense of a $4.0 million milestone payment due upon the dosing of the first patient in our Phase 1 clinical trial program of KTN3379 in patients with solid tumors, personnel related costs of $0.8 million to support the program, clinical trial costs of $0.4 million, costs of in vivo and pharmacology studies of $0.4 million, allocated facility-related and other costs of $0.3 million, and manufacturing costs and supplies of $0.2 million. We obtained the exclusive license to our lead product candidate, KTN3379, in July 2013 and, as a result, incurred no costs associated with this program during the six months ended June 30, 2013;

  •
  an increase of $1.3 million in expenses of our KTN0158 program, consisting primarily of manufacturing costs of $0.4 million, personnel related costs of $0.3 million, materials and supplies of $0.2 million, and costs of preliminary toxicology studies of $0.2 million;

  •
  a decrease of $5.4 million in expenses of our KIT-ADC program, primarily due to non-cash expense of $5.0 million recorded in the six months ended June 30, 2013 in connection with our issuance of 2,500,000 shares of our Series C convertible preferred stock to acquire the exclusive license to certain of Spirogen's Pyrrolobenzodiazepine, or PBD, technology, which is part of our KIT-ADC program, as well as initial cell line development costs of $0.3 million incurred in the six months ended June 30, 2013. We did not incur any similar license or cell line development charges for this program during the six months ended June 30, 2014, but did incur expenses for optimizing chemistry and conjugation; and

  •
  a net decrease of $0.7 million in expenses of our other research programs, primarily attributable to lower materials and supplies of $0.2 million for research activities, lower contract research and consulting expenses of $0.2 million, lower allocated facility-related and other costs of $0.2 million, lower costs of pharmacology and in vivo studies of $0.1 million, lower monoclonal antibody discovery work of $0.1 million, and lower personnel related costs of $0.4 million due to a redirection of personnel focus to our lead product candidates and programs. All of these cost reductions were partially offset by severance costs of $0.6 million (including stock-based compensation expense of $0.2 million) recorded in the six months ended June 30, 2014 in connection with the termination of an executive-level employee engaged in our drug discovery efforts.

  General and Administrative Expenses

	Six Months Ended June 30,
			Increase (Decrease)
	2013	2014
	(in thousands)
Personnel related (including stock-based compensation)	$1,972	$2,518	$546
Professional fees	958	1,460	502
Facility-related and other	427	552	125

Total general and administrative expenses	$3,357	$4,530	$1,173

        General and administrative expenses were $3.4 million for the six months ended June 30, 2013, compared to $4.5 million for the six months ended June 30, 2014. The increase of $1.2 million was primarily due to increased personnel related fees of $0.5 million, increased professional fees of $0.5 million and increased facility-related and other costs of $0.1 million. Personnel related costs increased by $0.5 million as a result of severance costs for the termination of certain executive-level employees of $0.8 million (including stock-based compensation expense of $0.2 million), partially offset by salary and other cost reductions as a result of those terminations. The increase in professional fees was primarily attributable to an increase in legal and patent fees of $0.3 million and an increase in accounting and audit fees of $0.2 million due to ongoing business activities.

  Other Income (Expense)

        Interest income and other income (expense), net were insignificant for the six months ended June 30, 2013 and 2014.

  Comparison of the Years Ended December 31, 2012 and 2013

        The following table summarizes our results of operations for the years ended December 31, 2012 and 2013:

	Year Ended December 31,
			Increase (Decrease)
	2012	2013
	(in thousands)
Revenue	$—	$—	$—

Operating expenses:
Research and development	8,307	20,269	11,962
General and administrative	5,783	6,223	440

Total operating expenses	14,090	26,492	12,402

Loss from operations	(14,090)	(26,492)	(12,402)
Interest income	85	47	(38)
Other income (expense), net	129	96	(33)

Net loss	$(13,876)	$(26,349)	$(12,473)

  Research and Development Expenses

	Year Ended December 31,
			Increase (Decrease)
	2012	2013
	(in thousands)
KTN3379	$—	$4,955	$4,955
KTN0158	—	260	260
KIT-ADC	805	7,194	6,389
Other research programs	7,502	7,860	358

Total research and development expenses	$8,307	$20,269	$11,962

        Research and development expenses were $8.3 million for the year ended December 31, 2012, compared to $20.3 million for the year ended December 31, 2013. The increase of $12.0 million was primarily due to the following:

  •
  an increase of $5.0 million in expenses of our KTN3379 program, consisting of the expense of a $4.0 million upfront payment to MedImmune, LLC, or MedImmune, to acquire the exclusive license to KTN3379 in July 2013 and $1.0 million of expenses related to start-up activities of our Phase 1 clinical trial program, including personnel related costs of $0.3 million to support the program;

  •
  $0.3 million in initial expenses of our KTN0158 program exploring the role of KIT in diseases in which mast cells play an important role. We initiated this research in the three months ended September 30, 2013;

  •
  an increase of $6.4 million in expenses of our KIT-ADC program, reflecting (1) non-cash expense of $5.0 million in connection with our issuance of 2,500,000 shares of our Series C convertible preferred stock to acquire the exclusive license to certain PBD technology from Spirogen, which is part of our KIT-ADC program, and (2) $1.4 million of development costs, consisting primarily of $0.6 million for manufacturing, $0.4 million for cell line development, $0.2 million for pharmacology and in vivo studies and $0.1 million for costs of academic collaborations; and

  •
  a net increase of $0.4 million in expenses of our other research programs, reflecting higher personnel costs of $0.3 million as a result of increased allocated headcount to support our drug discovery efforts and an increase in contract research expenses of $0.2 million, offset by other cost reductions.

  General and Administrative Expenses

	Year Ended December 31,
			Increase (Decrease)
	2012	2013
	(in thousands)
Personnel related (including stock-based compensation)	$3,289	$3,487	$198
Professional fees	1,728	1,766	38
Facility-related and other	766	970	204

Total general and administrative expenses	$5,783	$6,223	$440

        General and administrative expenses for the year ended December 31, 2012 were $5.8 million, compared to $6.2 million for the year ended December 31, 2013. The increase of $0.4 million was primarily due to increased personnel related costs of $0.2 million and increased facility-related and other expenses of $0.2 million. The increase in personnel related expenses reflected a $0.7 million increase due to higher headcount to support growth in our operations, including the addition of our Chief Business Officer in 2013, offset by $0.5 million (including $0.3 million of stock-based compensation expense) of severance recorded in 2012 for a former executive officer. The increase in facility-related and other costs of $0.2 million was primarily due to higher depreciation expense of $0.1 million and increased public relations expense of $0.1 million.

  Other Income (Expense)

        Interest income and other income (expense), net were insignificant for the years ended December 31, 2012 and 2013.

Liquidity and Capital Resources

        Since inception, we have not generated any revenue and have incurred significant operating losses. As of June 30, 2014, we had an accumulated deficit of $83.0 million. We have financed our operations since inception primarily through sales of our convertible preferred stock, receiving aggregate gross proceeds of $135.0 million.

        As of June 30, 2014, we had cash, cash equivalents and marketable securities totaling $58.3 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation.

  Cash Flows

        The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(in thousands)
Cash used in operating activities	$(12,343)	$(19,825)	$(7,906)	$(14,127)
Cash provided by (used in) investing activities	(9,544)	17,060	6,876	(416)
Cash provided by financing activities	24,879	97	—	59,615

Net increase (decrease) in cash and cash equivalents	$2,992	$(2,668)	$(1,030)	$45,072

        Operating Activities.    Net cash used in operating activities was $14.1 million for the six months ended June 30, 2014, primarily resulting from our net loss of $15.6 million, partially offset by non-cash charges of $1.3 million and by cash provided by changes in our operating assets and liabilities of $0.2 million. Our net loss was primarily attributable to research and development activities and our general and administrative expenses, as we had no revenue in the period. Net cash provided by changes in our operating assets and liabilities during the six months ended June 30, 2014 consisted primarily of a $0.2 million increase in accrued expenses and other current liabilities and a decrease in prepaid expenses and other current assets of $0.2 million, both partially offset by a $0.2 million decrease in accounts payable. Our prepaid expenses and other current assets decreased primarily due to the partial collection of state tax credit exchange receivables. The decrease in our accounts payable and the increase in our accrued expenses and other current liabilities were due to the timing of vendor invoicing and payments. Our net non-cash charges during the six months ended June 30, 2014 consisted primarily of expenses from stock-based compensation of $1.0 million and depreciation and amortization of $0.3 million.

        Net cash used in operating activities was $7.9 million for the six months ended June 30, 2013, primarily resulting from our net loss of $13.0 million and from cash used by changes in our operating assets and liabilities of $0.5 million, partially offset by non-cash charges of $5.6 million. Our net loss was primarily attributable to research and development activities and our general and administrative expenses, as we had no revenue in the period. Net cash used by changes in our operating assets and liabilities during the six months ended June 30, 2013 consisted primarily of a $0.6 million decrease in accrued expenses and other current liabilities, partially offset by an increase in accounts payable of $0.2 million, both affected by the timing of vendor invoicing and payments. Our net non-cash charges during the six months ended June 30, 2013 consisted primarily of licensing fees of $5.0 million paid in shares of our convertible preferred stock, stock-based compensation expense of $0.3 million, depreciation and amortization expense of $0.2 million and amortization of premium on marketable securities of $0.1 million.

        Net cash used in operating activities was $19.8 million for the year ended December 31, 2013, primarily resulting from our net loss of $26.3 million, partially offset by non-cash charges of $6.4 million and cash provided from changes in our operating assets and liabilities of $0.1 million. Our net loss was primarily attributable to research and development activities and our general and administrative expenses, as we had no revenue in the period. Our net non-cash charges during the year ended December 31, 2013 consisted primarily of licensing fees of $5.0 million we paid in shares of our convertible preferred stock, stock-based compensation expense of $0.8 million, depreciation and amortization expense of $0.5 million, and amortization of premium on marketable securities of $0.1 million. Net cash provided from changes in our operating assets and liabilities during the year ended December 31, 2013 consisted primarily of a $0.4 million increase in accounts payable and a $0.1 million increase in deferred rent, partially offset by a $0.3 million decrease in accrued expenses and other current liabilities and a $0.1 million increase prepaid expenses and other current assets. Our accrued expenses and other current liabilities and accounts payable balances were affected by the timing of vendor invoicing and payments. Our prepaid expenses and other current assets increased due $0.1 million higher amount due for state tax credit exchange receivables.

        Net cash used in operating activities was $12.3 million for the year ended December 31, 2012, primarily resulting from our net loss of $13.9 million and from cash used by changes in our operating assets and liabilities of $47,000, partially offset by non-cash charges of $1.6 million. Our net loss was primarily attributable to research and development activities and our general and administrative expenses, as we had no revenue in the period. Net cash used by changes in our operating assets and liabilities during the year ended December 31, 2012 consisted primarily of a $0.1 million increase in prepaid expenses and other current assets and a $0.1 million decrease in accrued expenses and other current liabilities, both partially offset by an increase in accounts payable of $0.2 million. The increase in accounts payable was due to the timing of vendor invoicing and payments. Our net non-cash charges during the year ended December 31, 2012 consisted primarily of stock-based compensation expense of

$0.9 million, amortization of premium on marketable securities of $0.4 million, and depreciation and amortization expense of $0.3 million.

        Investing Activities.    Net cash used in investing activities was $0.4 million for the six months ended June 30, 2014, consisting primarily of purchases of marketable securities of $10.2 million and purchases of property and equipment of $0.1 million, partially offset by proceeds from maturities and sales of our marketable securities of $9.9 million.

        Net cash provided from investing activities was $6.9 million for the six months ended June 30, 2013, consisting primarily of proceeds from maturities and sales of our marketable securities of $19.8 million, partially offset by purchases of marketable securities of $11.4 million and purchases of property and equipment of $1.5 million.

        Net cash provided from investing activities was $17.1 million for the year ended December 31, 2013, consisting primarily of proceeds from maturities and sales of our marketable securities of $35.8 million, partially offset by purchases of marketable securities of $16.9 million and purchases of property and equipment of $1.8 million.

        Net cash used in investing activities was $9.5 million for the year ended December 31, 2012, consisting primarily of purchases of marketable securities of $40.7 million and purchases of property and equipment of $0.6 million, partially offset by proceeds from maturities and sales of our marketable securities of $31.7 million.

        Financing Activities.    Net cash provided by financing activities for the six months ended June 30, 2014 was $59.6 million, comprised of net proceeds received from our sale of Series D convertible preferred stock.

        Net cash provided by financing activities for the year ended December 31, 2013 was $0.1 million, consisting of proceeds received from the exercise of employee stock options.

        Net cash provided by financing activities for the year ended December 31, 2012 was $24.9 million, comprised of net proceeds received from our sale of Series C convertible preferred stock.

  Funding Requirements

        We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue our Phase 1 clinical trial program for KTN3379, prepare for and initiate our planned Phase 1 clinical trial of KTN0158, seek to identify a lead product candidate in our KIT-ADC program and continue research and development and initiate additional clinical trials of, establish arrangements with third parties for the manufacture of clinical supplies of and seek marketing approval for our lead programs and product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

        We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements through at least                        . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate also assumes that we do not obtain any funding through collaborations or other strategic alliances, including under the license and option agreement that we entered into with MedImmune relating to specified antibodies, including KTN3379. Our future capital requirements will depend on many factors, including:

  •
  the progress, costs and results of our Phase 1 clinical trial program for KTN3379 in patients with solid tumors and any future clinical development of KTN3379;

  •
  the outcome of the process under our license and option agreement with MedImmune which, if MedImmune delivers to us a notice triggering a determination by an expert panel of the fair market value of our rights with respect to KTN3379 and related products, through various elections that we and MedImmune are permitted to make, could result in:

  •
  payment by MedImmune to us of the fair market value of our rights with respect to KTN3379 and related products and the assignment and license by us of certain intellectual property to MedImmune in exchange for termination of the MedImmune agreement;

  •
  payment by us to MedImmune of a minimum amount of $20.0 million, in which case this election process will terminate and the MedImmune agreement will remain in effect; or

  •
  an obligation for us and MedImmune to enter into a co-development and co-commercialization agreement relating to KTN3379 and related products under which we would receive from MedImmune an upfront payment determined based on a formula in the MedImmune agreement, or if we and MedImmune fail to enter into the co-development and co-commercialization agreement related to KTN3379 and related products, the joint auction of KTN3379 and related products to a third party, which would result in a payment to us of half of the proceeds from such sale;

  •
  the scope, progress, costs and results of preclinical development and clinical trials for our other product candidates and development programs, including KTN0158 and KIT-ADC;

  •
  the number and development requirements of other product candidates that we pursue, including ones we may acquire from third parties;

  •
  the costs and timing of arrangements with third parties for the manufacture of clinical supplies of our product candidates;

  •
  the costs, timing and outcome of regulatory review of our product candidates;

  •
  the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

  •
  the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

  •
  the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

  •
  our ability to establish collaboration arrangements with other biotechnology or pharmaceutical companies on favorable terms, if at all, for the development or commercialization of our product candidates; and

  •
  the extent to which we acquire or in-license other product candidates and technologies.

        Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives. Adequate additional funds may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

        Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends.

        If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations at June 30, 2014:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
	(in thousands)
Payments due under license, research and consulting agreements(1)(2)(3)	$4,825	$1,960	$2,645	$20	$200
Operating lease commitments(4)	1,166	636	530	—	—

Total	$5,991	$2,596	$3,175	$20	$200

(1)
We are a party to an amended and restated research agreement under which we reimburse Yale University, or Yale, for research expenses. Under this agreement, we have an option to extend the term for successive three-year periods. We provided such notice of extension in August 2013 and amended the agreement with a June 4, 2014 effective date. Therefore, we are obligated to make annual payments of $1.5 million, on a quarterly basis, until March 2017.

(2)
We are a party to an amended and restated license agreement with Yale under which we are obligated to pay a low ten-thousands of dollars annual license maintenance fee, which increases to a low hundred-thousands of dollars fee if a qualifying change of control event occurs with respect to our company. Our obligation to pay the annual license maintenance fee will continue each calendar year through the earlier to occur of May 30, 2038 and when we commercialize a product and begin making minimum royalty payments to Yale under the license agreement. The table reflects only our annual license maintenance fee obligations through 2038, as we cannot predict when, if ever, we may commercialize a product.

(3)
We are party to an amended and restated consulting agreement with Dr. Joseph Schlessinger under which we agreed to pay an annual consulting fee of $0.2 million to Dr. Schlessinger and reimburse him for reasonable out-of-pocket expenses. The agreement automatically extends for successive one-year periods, subject to advance notice of either party's election not to renew the agreement. The table reflects payments due for 2014 only and not for any renewal period.

(4)
We lease office and laboratory space in New Haven, Connecticut under an operating lease agreement that expires in April 2016 and has two renewal options, the first for an additional three-year term and the second for an additional two-year term.

        Under various licensing and related agreements, we will be required to make milestone payments and pay royalties and other amounts to third parties. We have not included any contingent payment obligations, such as milestones or royalties, in the table above as the amount, timing and likelihood of such payments are not known.

        Under a license agreement with Yale, we have agreed to make a one-time payment to Yale of $3.0 million with respect to each therapeutic or prophylactic RTK royalty-bearing product, as described in the license agreement, that achieves a specified commercial milestone. We have also agreed to make a one-time payment to Yale of $300,000 with respect to each diagnostic RTK royalty-bearing product that achieves a specified commercial milestone. Following the occurrence of a change of control, as described in the license agreement, the milestone payment amount that would otherwise be due upon the achievement of a commercial milestone with respect to each RTK royalty-bearing product would instead be apportioned to clinical, regulatory and commercial milestones and, therefore, could become due sooner. In addition, we have agreed to pay a low single-digit royalty on annual worldwide net sales of each RTK royalty-bearing product.

        Under a license and option agreement with MedImmune, we have agreed to make one-time payments to MedImmune of up to an aggregate of $15.0 million if we achieve specified clinical and regulatory milestones with respect to a KTN3379 product, as described in the license and option agreement, and up to an aggregate of $11.5 million if we achieve specified clinical and regulatory milestones with respect to a follow-on product, as described in the license and option agreement. We have also agreed to make one-time payments to MedImmune of up to an aggregate of $180.0 million if we achieve specified commercial milestones with respect to a KTN3379 product, and up to an aggregate of $90.0 million if we achieve specified commercial milestones with respect to a follow-on product. We have also agreed to pay MedImmune a tiered royalty on annual net sales of each KTN3379 product at rates ranging from high single-digit to low teens percentages and a tiered royalty on annual net sales of each follow-on product at rates ranging in the mid single-digit percentages. In addition, we have agreed to pay MedImmune additional royalties and development milestone payments with respect to the license by MedImmune of intellectual property from certain third parties.

        Under a license agreement with Spirogen Developments LP and Spirogen SARL (Bermuda Branch), or collectively Spirogen, we have agreed to issue to Spirogen an aggregate of $22.0 million in shares of our common stock, determined based on the market price of our common stock for the 30 days preceding achievement of the applicable milestone, if we achieve specified clinical milestones with respect to a targeting product containing a Spirogen compound conjugated to an antibody, as described in the license agreement. We have the right, at our election, to pay $20.0 million of the aggregate value of the milestones in cash. Thereafter, we have agreed to issue to Spirogen an aggregate of $5.0 million in shares of our common stock, or, at our election, to pay such amount in cash, if we achieve a specified clinical milestone with respect to each new indication for a targeting product. We have also agreed to pay Spirogen an aggregate of $50.0 million in cash if we achieve a specified regulatory milestone, and an aggregate of $25.0 million in cash in the event we achieve a specified commercial milestone with respect to each targeting product. In addition, we have agreed to pay a royalty on net sales of targeting products equal to a mid single-digit percentage.

        Under a license agreement with Lonza Sales AG, or Lonza, that we entered into in conjunction with a development and manufacturing services agreement, we have agreed to make one-time payments to Lonza of £100,000 if we achieve a specified regulatory milestone with respect to each product that is manufactured by Lonza. We have also agreed to pay a tiered royalty on annual worldwide net sales of each such product in a range of low single-digit percentages.

        See "Business—Licensing Agreements" and "Business—Manufacturing" for more information about the payment obligations and other terms of these license agreements.

        In addition, we enter into contracts in the normal course of business with CROs for clinical trials and CMOs for clinical supply manufacturing, and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

        We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Pronouncements

        In June 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-10, Development Stage Entities. The amendments in this update removed all incremental financial reporting requirements, including inception-to-date information and certain other disclosures currently required under GAAP, in the financial statements of development stage companies. The amendments are effective for annual reporting periods beginning after December 15, 2014 and interim reporting periods beginning after December 15, 2015. Early adoption is permitted. We elected to early adopt this guidance and, therefore, have not presented inception-to-date and other related disclosures in our consolidated financial statements.

        In July 2013, the FASB issued changes to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. These changes require an entity to present an unrecognized tax benefit as a liability in the financial statements if (i) a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or (ii) the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset to settle any additional income taxes that would result from the disallowance of a tax position. Otherwise, an unrecognized tax benefit is required to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. These changes became effective for us as of January 1, 2014, and the adoption of this guidance did not have a significant impact on our consolidated financial statements.

        In February 2013, the FASB issued guidance to provide information about the amounts reclassified out of accumulated other comprehensive income, or AOCI, by component. An entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. On January 1, 2013, we adopted this standard and it had no impact on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

        Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates on our investment portfolio.

BUSINESS

Overview

        We are a clinical-stage biopharmaceutical company focused on the discovery and development of novel antibody-based drugs targeting receptor tyrosine kinases, or RTKs, for the treatment of cancer and other diseases with significant unmet need. We are a leader in understanding the mechanism of action and the biomedical roles of RTKs and their signaling pathways. RTKs are a group of cell-surface receptors that play important signaling roles in a variety of key cellular functions. Genetic mutations and abnormal regulation of RTKs play critical roles in many diseases. We are employing a systematic investigation of RTKs and applying our insights with the goal of developing important new medicines with novel mechanisms of action. Our founders and members of our management team have deep expertise and a proven track record in drug discovery, development and commercialization of innovative therapeutics, including drugs targeting kinases. We have also established an extensive network of relationships with leading academic institutions, clinical and scientific advisors and biopharmaceutical companies to augment our internal research and development capabilities.

        Our lead product candidate, KTN3379, is an antibody targeting the ErbB3 RTK and is currently in Phase 1 clinical development for adult patients with advanced solid tumors. We also have two preclinical programs targeting the KIT RTK for inflammatory diseases and oncology. We have a robust discovery pipeline directed at a range of RTK targets and have recently acquired rights to additional technologies to enhance our position in the RTK field. We believe our product candidates are distinct from other antibodies targeting RTKs, offer the potential to improve patient outcomes and have an opportunity to be first-in-class or best-in-class.

        We were founded in 2007 by Dr. Joseph Schlessinger and Arthur Altschul, Jr. We licensed our founding intellectual property from Yale University or Yale, and commenced operations in 2008. Dr. Schlessinger was a founder of SUGEN, Inc., or SUGEN, and Plexxikon, Inc., or Plexxikon. Mr. Altschul was an executive at and involved in the founding of SUGEN and was a founding investor in Plexxikon. In 1999, SUGEN was acquired by Pharmacia & Upjohn, Inc., now part of Pfizer, Inc., or Pfizer. Three drugs targeting RTKs that were under development at SUGEN at the time it was acquired by Pfizer, Sutent (sunitinib), Palladia (tororanib) and Xalkori (crizotinib), have been approved by the U.S. Food and Drug Administration, or FDA, and are currently on the market for the treatment of cancer. Plexxikon was acquired by Daiichi-Sankyo Company, Limited, or Daiichi-Sankyo, in 2011, after announcing positive interim Phase 3 clinical trial data for Zelboraf (vemurafenib), a drug targeting the oncogenic BRAF kinase mutant. Zelboraf (vemurafenib) was approved by the FDA under priority review, is currently on the market for the treatment of cancer and was widely viewed as a breakthrough for the treatment of melanoma. Dr. Schlessinger serves as a member of our board of directors and as Chairman of our scientific advisory board, or SAB. He is a recognized leader in the field of RTK biology, having authored over 475 scientific articles and papers on pharmacology and cancer biology, many of which relate to tyrosine kinase signaling. He is chair of the Pharmacology Department at Yale University School of Medicine, as well as the founding director of Yale's Cancer Biology Institute. Mr. Altschul serves as Chairman of our board of directors was involved in the founding of FibroGen, Inc., and serves as a director of General American Investors, Child Mind Institute and The Neurosciences Research Foundation.

        Our President and Chief Executive Officer is Dr. Gerald McMahon. He also is a member of our board of directors. Dr. McMahon has over 25 years of experience in the pharmaceutical industry, has authored over 85 publications and is a co-inventor on 65 issued U.S. patents. Dr. McMahon served as President of SUGEN, and was instrumental in the discovery and development of Sutent, Palladia and Xalkori. In addition, Dr. McMahon was a key executive at MedImmune, LLC, or MedImmune, a subsidiary of AstraZeneca AB, or AstraZeneca, where he was involved in the creation of a portfolio of oncology biologics. While at MedImmune, Dr. McMahon was actively involved in the development of KTN3379, which we have licensed from MedImmune.

        We have established a broad relationship with Yale. We are a party to both a license agreement and a sponsored research agreement with Yale that we believe align our financial and scientific interests with Yale's in the RTK field. Our SAB is comprised of a team of experts with strong scientific and clinical experience who contribute to our understanding of RTK targets and product candidates directed toward these targets. Further, we have selectively executed agreements with biopharmaceutical companies to acquire rights to complementary technologies and product candidates. We believe our relationships with Yale, other academic institutions, our SAB and selected biopharmaceutical companies allow us to expand our product candidate pipeline and leverage the insights of leading scientists, researchers and clinicians.

        The following table summarizes our product development pipeline:

Our Strategy

        Our goal is to become a leader in the discovery, development and commercialization of important medicines targeting RTKs for the treatment of patients with cancer and other diseases with significant unmet need. Key elements of our strategy include:

        Rapidly advance the clinical development of KTN3379 as a combination therapy.    We plan to rapidly advance the development of KTN3379 in refractory cancer patient populations in an effort to commercialize a product as quickly as possible and validate our expertise and approach. The profile of KTN3379 suggests that this product candidate has the potential to synergize with drugs that target the EGFR or ErbB2 (HER2) RTKs and to overcome resistance. Our Phase 1b and Phase 2 clinical development plans are designed to establish proof of concept of KTN3379 in combination with other approved cancer drugs. We plan to begin Phase 2 clinical trials of KTN3379 in various solid tumor indications in the first half of 2015, subject to satisfactory completion of our overall Phase 1 clinical trial program. In Phase 2 clinical trials of KTN3379, we intend to target patient populations with tumors that have a strong preclinical and clinical basis for being driven by ErbB3, including tumors of the head and neck, breast, lung, stomach and skin.

        Establish clinical proof of concept of KTN0158 in neurofibromatosis type 1, an underserved orphan indication, in order to accelerate development and regulatory review.    We plan to develop our second product candidate, KTN0158, for the treatment of a wide range of mast cell-related diseases in which we believe inhibition of KIT can provide a unique and meaningful clinical benefit. To accelerate the clinical development and potentially the regulatory review of KTN0158, we plan to focus initially on the treatment of neurofibromatosis type 1, or NF1, a subtype of neurofibromatosis. NF1 is a rare genetic disorder with a small patient population and for which there is no currently approved drug. We believe that KTN0158 as a treatment for NF1 will qualify for orphan drug designation in both the United States and the European Union. We expect to submit an investigational new drug application, or IND, to the FDA for this product candidate in 2015 in order to initiate a Phase 1 clinical trial in NF1 patients. We selected NF1 as the initial indication in part because we may be able to establish clinical proof of concept in a trial with relatively few patients. We further believe that focusing on NF1, rather than indications with approved therapies, may allow us to qualify for favorable regulatory strategies, such as breakthrough therapy or fast track designation. In addition, we may be able to use the data from our clinical trials and preclinical studies in the development of this product candidate for NF1 to pursue other indications. We are unaware of any other company developing a novel compound for the treatment of NF1 and are aggressively seeking to be the first to initiate clinical development of such a product candidate.

        Expand our product candidate pipeline by continuing development of our KIT-ADC program, conducting proprietary research and applying insights from our network of collaborators.    We are focusing on nine RTK targets in our current research and development efforts and believe that there is significant opportunity to create new antibody-based product candidates targeting RTKs that are first-in-class or best-in-class. We are principally addressing this opportunity by applying our proprietary knowledge, and our understanding of the mechanism of action and the biomedical roles of RTKs and their signaling pathways to discover and develop additional antibodies to modulate the function of RTKs. In addition to KTN3379 and KTN0158, we are actively working to identify an IND candidate for our KIT-ADC program in the first half of 2015. We augment our internal research and development efforts through the network of academic, scientific and clinical relationships that we have established so as to benefit from the knowledge and experience of other experts in the RTK field and in specific disease categories.

        Opportunistically in-license or acquire technologies and product candidates.    We plan to further expand our product candidate pipeline by continuing to in-license or acquire the rights to complementary technologies and product candidates on an opportunistic basis. We believe that our deep understanding of RTKs and our experienced management and scientific team will make us an attractive collaborator or acquirer for companies and academic institutions seeking to out-license or sell rights to technologies or product candidates in our areas of focus. We believe that our approach of in-licensing or acquiring these rights from external sources may allow us to initiate and advance clinical development of a diverse pipeline of product candidates more quickly than if we were to focus solely on internally discovered product candidates. For example, we licensed from Spirogen Developments LP and Spirogen SARL (Bermuda Branch), which we refer to together as Spirogen, certain Pyrrolobenzodiazepine, or PBD, cytotoxics that we are conjugating to our KTN0158 antibody in our KIT-ADC program. In addition, our recent acquisition of Xetrios Therapeutics, Inc., or Xetrios, enables us to deepen our focus on the TAM family of RTKs, which includes TYRO3, AXL and MER, to address immuno-oncology, inflammation and infectious disease.

        Establish specialized sales and marketing capabilities in the United States in order to maximize the commercial potential of our product candidates.    We have retained commercialization or co-commercialization rights for all of our development programs. We plan to build our own focused, specialized sales and marketing organization to support the commercialization in the United States of product candidates for which we receive marketing approval and that can be commercialized with such capabilities. We expect to utilize a variety of types of collaboration, co-promotion, distribution and other marketing arrangements with one or more third parties to commercialize our product candidates in markets outside the United States or for situations in which a larger sales and marketing organization is required.

        Collaborate selectively to augment and accelerate development and commercialization of our product candidates.    We may seek third party collaborators for the development and commercialization of some of our product candidates on a selected basis. We plan to evaluate the merits of entering into collaboration agreements with leading pharmaceutical or biotechnology companies for each of our product candidates, and in particular for those product candidates that have high anticipated development costs, address markets requiring a large sales and marketing organization or are directed at indications for which a potential collaborator has particular expertise.

Background on Kinases and RTKs

Kinases, Tyrosine Kinases and Receptor Tyrosine Kinases

        Kinases are a broad class of 518 distinct enzymes. Kinases play essential roles in cell signaling and regulation of important cellular processes, such as cell proliferation, differentiation and survival as well as cell metabolism and other activities. Many kinases are targets of approved drugs. Because of their key role in regulating the life cycle of cells, kinases can be involved in the underlying mechanisms for many human diseases, including cancer, autoimmune and inflammatory diseases, fibrosis and infection. Aberrant kinase function, caused by mutation or overexpression, underlies many cancer cell processes. Kinase inhibitors have had a dramatic impact on the treatment of cancer following the FDA approval of the antibody Herceptin (trastuzumab) in 1998 and the small molecule drug Gleevec (imatinib) in 2001.

        Kinases were first catalogued and characterized from the human genome by the biopharmaceutical company SUGEN in the 1990s. SUGEN named its catalogue of this class of enzymes the kinome. We believe that SUGEN and its co-founders were among the pioneers in using kinases as drug targets for the treatment of cancer and other diseases. This approach ultimately resulted in SUGEN and other companies bringing a number of new drugs to market.

        Kinases are classified into subgroups based on which part of a protein, either tyrosine or serine/threonine, they phosphorylate. Phosphorylation is an enzymatic process in which chemicals known as phosphates are transferred in the cell to a specific part of a protein to change the protein's function. Tyrosine kinases are enzymes that transfer phosphates to tyrosine. There are a number of approved small molecule drugs that target tyrosine kinases, including Sutent (sunitinib), Tarceva (erlotinib) and Gleevec (imatinib).

        RTKs are a subgroup of tyrosine kinases that straddle the cell membrane and therefore have both extracellular and intracellular portions. Other types of tyrosine kinases are confined to the internal portion of the cell. The extracellular portion of the RTK is available as a switch to activate cell growth or survival. RTKs are attractive targets for therapeutic intervention with antibodies because the extracellular portions of the RTKs are easily accessible to antibodies. RTKs and their cellular signaling pathways play important roles in many diseases. RTKs comprise approximately 10% of all kinases. There are 58 known RTKs grouped into 20 families.

        The following figure shows the 20 unique families of RTKs. In this figure, the portions of each RTK family above the horizontal line, which represents the cell membrane, are the extracellular receptors. The portions of each RTK family below the horizontal line are the intracellular kinase domains.

        The extracellular portion of the RTK functions as a binding site for ligands or growth factors, which are substances that bind RTKs and activate signaling within the cell, thereby regulating cell growth and survival. Each RTK is characterized by two single protein chains. Upon binding with the ligand or growth factor, the single protein chains of the RTK physically interact in a process known as dimerization. Dimerization in which two protein chains of the same RTK bind is referred to as homodimerization. During dimerization, the RTK is phosphorylated. Upon phosphorylation, other intracellular proteins engage with the RTK, leading to cell signaling that can result in multiple processes, including cell growth and survival. This understanding of the kinase activation cascade has been central to the development of innovative, targeted drugs for cancer and inflammatory diseases.

        The following figure depicts ligand binding followed by dimerization of the two single protein chains and activation of intracellular signaling.

Currently-Approved Drugs Targeting RTKs

        There are currently 30 approved drugs for human use that target RTKs. Of these approved drugs, nine are biologics and 21 are small molecules. All of these drugs are approved for the treatment of oncology diseases, other than several biologics targeting VEGF or VEGFR and approved for the treatment of ophthalmic indications.

        The following table sets forth information regarding selected approved biologics and small molecule drugs targeting RTKs:

Selected RTK Biologics and Small Molecules

	Target	Indication(s)	Launch Year	2013 Worldwide Net Sales (in millions)(1)
Biologics
Avastin(4)	VEGF	Cancer	2004	$6,748
Herceptin	ErbB2	Cancer	1998	6,559
Lucentis(4)	VEGF	Ophthalmology	2006	4,205
Eylea	VEGFR	Ophthalmology	2011	1,880
Erbitux	EGFR1	Cancer	2004	1,868
Vectibix	EGFR1	Cancer	2006	582	(2)
Perjeta	ErbB2	Cancer	2012	352
Kadcyla	ErbB2	Cancer	2013	252
Zaltrap	VEGFR, PLGF	Cancer	2012	70

				$22,516

Small Molecules
Gleevec	Bcr-Abl, KIT, PDGFR	Cancer	2001	$4,700
Tarceva	EGFR1	Cancer	2004	1,445
Sprycel	Bcr-Abl, Fyn, Src, Lck, Btk, PDGFR	Cancer	2006	1,280
Tasigna	Bcr-Abl, c-KIT, PDGF	Cancer	2007	1,266
Nexavar	VEGFR, PDGFR, FLT3, KIT, RET	Cancer	2005	1,172
Iressa	EGFR1	Cancer	2002	674
Votrient	VEGFR, PDGFR, KIT	Cancer	2010	520
Tykerb	Pan-ErbB	Cancer	2007	325	(3)
Inlyta	VEGFR1, VEGFR2, VEGFR3	Cancer	2012	319
Sutent	VEGFR2, PDGFR, FLT3, KIT	Cancer	2006	312
Xalkori	ALK, MET	Cancer	2011	282
Stivarga	VEGFR, PDGFR, KIT, RET, raf	Cancer	2012	262

				$12,557

(1)
Based on publicly reported information by the companies marketing these drugs.

(2)
Takeda Pharmaceutical Company, Ltd.'s Vectibix net sales for fiscal year ended March 31, 2012.

(3)
Reflects only GlaxoSmithKline plc net sales; Nippon Kayaku Co. Ltd. did not disclose 2013 Tykerb net sales.

(4)
References in this prospectus to the target of RTKs by Avastin and Lucentis refer to their target of the ligand of VEGF rather than VEGF.

        We believe that the net sales levels achieved by these drugs demonstrate that a drug targeting an RTK in an effective manner can achieve significant commercial success. We believe that the remaining 55 RTK targets for which there are no approved biologics provide an opportunity to create a broad portfolio of therapeutic biologics. Pharmaceutical companies continue to focus on the development of antibodies that target RTKs, as evidenced by the recent approvals of the cancer drugs Perjeta® (pertuzumab), Kadcyla® (trastuzumab emtansine) and Cyramza® (ramucirumab). Currently, there are no approved biologics that target RTKs for the treatment of an inflammatory disease.

Development of Drugs Targeting RTKs

        While there are a number of marketed biologics that target RTKs, many companies have instead pursued small molecule approaches. We believe this reflects the relative ease and comparatively low development cost of targeting kinases with small molecules. In addition, small molecules are well suited for targeting genetic alterations, such as mutations, which are generally associated with defined patient populations and, potentially, accelerated development.

        We believe using a small molecule-based approach to target RTKs is subject in many cases to important shortcomings, including:

  •
  small molecule RTK drugs frequently have off-target activity, which can lead to undesirable side effects and suboptimal efficacy;

  •
  small molecule kinase inhibitors are potent at blocking the activity of mutant kinases in most cases, but are poor inhibitors of cancers driven by wild type, or normal, RTKs;

  •
  the side effect profile of some small molecule RTK drugs limits the ability to administer them in combination with other small molecules and biologics, which in turn restricts their use to refractory or late stage disease; and

  •
  acquired resistance through mutation and subsequent disease progression remains a particular challenge for small molecule RTK drugs.

        In contrast to a small molecule-based approach, we believe there are several advantages to targeting RTKs through a biologic-based approach, including:

  •
  antibodies are better suited to more potently inhibit the activation and action of cancers and other diseases driven by wild type RTKs;

  •
  antibodies can block distinct critical steps essential for RTK activation;

  •
  antibodies selectively target RTKs and, therefore, have fewer and more predictable side effects, making them easier to combine with standard of care therapies;

  •
  inhibitory antibodies block RTK activity by binding to large surfaces, therefore reducing the probability of resistance caused by new mutations;

  •
  antibodies are injectable drugs that do not go through the gut and are not processed by the liver, resulting in fewer complications related to bioavailability and metabolism; and

  •
  antibodies circulate in the bloodstream after injection, often for weeks, resulting in ongoing exposure of the patient to the drug and permitting less frequent dosing.

Our Expertise and Approach

        We believe that we have important insights based on our proprietary knowledge of RTKs, our extensive work in the RTK field and the seminal discoveries made by Dr. Schlessinger's laboratory. We are systematically creating antibodies against RTK targets and pursuing novel biologic mechanisms with the goal of creating a proprietary portfolio of product candidates. We evaluate the antibodies that we create for potency, relevance in biologic models and differentiation from other therapeutic agents as criteria for lead identification and selection. We prioritize antibody leads and, in some cases, enhance them with additional technologies in creating product candidates. We apply the collective experience that our scientific and development personnel and key collaborators derived from the successful development and commercialization of RTK drugs to build a portfolio of product candidates for clinical evaluation.

        Our KTN0158 and KIT-ADC programs illustrate the application of our expertise and approach, including our scientific understanding of RTKs and their signaling pathways, our antibody discovery capabilities, our access to novel technologies and our ability to position product candidates for clinical development. Dr. Schlessinger elucidated the x-ray crystal structure of the extracellular domain of KIT. This work revealed a molecular explanation for how KIT is activated and predicted that targeting sites on KIT proximal to the cell membrane would provide a unique mechanism of action that could potently inhibit the ability of KIT to signal and activate cell growth and survival. Based on this finding, we discovered KTN0158, a novel antibody which binds tightly with the target on the KIT RTK indicated by the x-ray crystal structure and acts through the predicted mechanism.

        Applying our understanding of the biology of KIT and mast cells, we tested KTN0158 in cell culture and animal models and concluded that the development of KTN0158 in human diseases in which mast cells and potentially eosinophils, a type of inflammatory cell, play a role was warranted. We focused on NF1 as the first indication for clinical development based on our insights into the role of KIT and mast cells in this genetic disease. Our insight that, while KIT is expressed on tumor cells, it may not necessarily be an oncogenic driver, led us to an antibody-drug conjugate, or ADC, approach for development in oncology. Taking this approach, we are using KTN0158, an antibody with affinity for KIT, to target this RTK and are linking a cytotoxic agent to provide the therapeutic effect. We evaluated several ADC platforms in animal models and concluded that KTN0158, when linked with Spirogen's PBD platform, would likely be most effective for oncology indications. On this basis, we entered into the license with Spirogen to access certain PBDs in order to create the KIT-ADC conjugate built on our KTN0158 antibody.

        We also leverage our RTK experience and knowledge base in connection with our business development activities. For example, in determining to enter into the KTN3379 license with MedImmune, we compared KTN3379 with our internal and third party ErbB3 programs and concluded that KTN3379 was differentiated based on preclinical observations about its potency, pharmacology, novel binding and potential to completely inactivate ErbB3. Similarly, our understanding of the RTK class of drug targets was critical in our decision to acquire Xetrios and its intellectual property covering TAM RTKs. In both cases, we believe that the other parties to these transactions were particularly interested in collaborating with us because of our experience, knowledge base and development capabilities in the RTK field.

Our Product Pipeline

        The following table summarizes our product development pipeline:

KTN3379

        KTN3379 is a novel antibody designed to target the ErbB3 RTK and is in Phase 1 clinical development in adult patients with advanced solid tumors. We licensed this product candidate from MedImmune.

EGFR Family and ErbB3

        ErbB3 is an RTK that belongs to the epidermal growth factor receptor, or EGFR family and is believed to be an important cell receptor regulating cell growth and survival. The EGFR family consists of four RTKs: ErbB1, also known as EGFR; ErbB2, also known as HER2; ErbB3, also known as HER3; and ErbB4, also known as HER4. Several currently approved drugs target EGFR or ErbB2, including Genentech's antibody Herceptin targeting ErbB2 and Bristol-Myers Squibb's and Eli Lilly's antibody Erbitux targeting EGFR.

        ErbB3 is expressed in many cancers, including head and neck, breast, colorectal, lung, gastric, ovarian and melanoma. In addition to directly promoting tumor growth, ErbB3 has been implicated in conferring therapeutic resistance to several targeted drugs, including antibodies targeting ErbB2 and EGFR and small molecule inhibitors of other signaling targets. We believe the role of ErbB3 in both tumor growth and drug resistance makes it a promising therapeutic target. Although there are currently marketed drugs that have activity against ErbB3 through their targeting of EGFR and ErbB2, no currently marketed drug directly targets ErbB3. However, a number of companies have product candidates in development that directly target ErbB3.

        ErbB3 is different from other members of the EGFR family in two key ways:

  •
  ErbB3 has a pseudo kinase domain lacking an active intracellular kinase function. As a result, ErbB3 alone is incapable of independently initiating signaling and regulation of important cellular processes, such as cell growth and survival. Small molecules are generally ineffective in blocking ErbB3 due to the lack of the intracellular kinase domain to which small molecule drugs are targeted; and

  •
  Cell signaling occurs by tyrosine phosphorylation of ErbB3 due to dimerization with ErbB2 or EGFR in a process known as heterodimerization, resulting in a complex formation between different types of RTKs. This heterodimerization causes ErbB3 activation and in turn leads to activation of multiple downstream signals that promote tumor cell growth and survival.

        We believe that the best approach for targeting ErbB3 is an antibody in combination with other therapeutic agents, such as an EGFR or ErbB2 inhibitor, because ErbB3 signaling requires heterodimerization with EGFR or ErbB2. We believe this approach is supported by the recent approval of the combination of Perjeta (pertuzumab), which blocks ErbB2 dimerization with ErbB3, and Herceptin (trastuzumab), which inhibits ErbB2 signaling, for the treatment of metastatic breast cancer. Combinations of antibodies targeting ErbB3 and other therapeutic agents targeting the kinases BRAF and MEK, which play important roles in many different types of cancer, may also be of interest.

Structure and Function of KTN3379

        We believe KTN3379 may be differentiated from other ErbB3 antibodies in development based on preclinical observations about its potency, pharmacology, novel binding and potential to completely inactivate ErbB3. The amino acids in the backbone of KTN3379 have been engineered to increase its half-life in the blood, which may lead to more potent inhibition of ErbB3. We recently elucidated with Dr. Schlessinger the x-ray crystal structure of KTN3379 bound with the extracellular domain of ErbB3. In preclinical experiments, the unique binding site, or epitope, of KTN3379 on ErbB3 prevented activation that is dependent on ErbB3's ligand, known as neuregulin, as well as ligand independent activation that occurs when ErbB3 heterodimerizes with ErbB2 in cancer cells that overexpress ErbB2.

In contrast with certain other antibodies in development that target ErbB3, KTN3379 binds ErbB3 outside the ligand binding domains and locks ErbB3 in an inactive configuration.

        We believe that the novel binding and dual mechanism of action suggest that KTN3379 has the potential to completely inactivate ErbB3 and potentially is applicable as a therapy for all tumor types in which ErbB3 plays a role, including tumor types that express neuregulin and tumor types in which ErbB2 is expressed. We do not anticipate that complete inactivation would result in dose limiting side effects because ErbB3 does not generally play an important role in healthy tissues. We believe that we may be able to design antibodies that lock other RTKs in an inactive configuration or have other attractive properties by applying the knowledge we have obtained from the x-ray crystal structure of ErbB3 in a complex with KTN3379.

        The following figure depicts the x-ray crystal structure of KTN3379 bound to ErbB3.

        The following schematic depicts ErbB3 in its inactive conformation, in its heterodimerized and active conformation and as bound with KTN3379 and locked in its inactive conformation.

Clinical development

        In January 2014, we initiated the open-label, dose escalation monotherapy portion of our Phase 1 clinical trial program of KTN3379 in adult patients with advanced solid tumors. We are currently conducting this clinical trial program at one site in the United States pursuant to an active IND. We expect to add additional clinical trial sites shortly. We plan to enroll a total of approximately 35 to 40 patients in our overall Phase 1 clinical trial program, which will consist of the ongoing dose escalation monotherapy portion together with the Phase 1b combination therapy portion of the clinical trial program described below. In our Phase 1 clinical trial program, we are administering KTN3379 as an intravenous infusion every 21 days. This dosing regimen reflects the duration of drug exposure expected based on our preclinical models. We are treating patients until disease progression or toxicity.

        In late 2014, we plan to expand into the Phase 1b portion of our clinical trial of KTN3379 in combination with selected currently approved cancer drugs to evaluate KTN3379 in a variety of types of solid tumors. We anticipate that the cancer drugs we will test in combination with KTN3379 in the Phase 1b portion of this clinical trial will include Erbitux (cetuximab), Tarceva (erlotinib), Herceptin (trastuzumab) and Zelboraf (vemurafenib). We expect to announce results from the Phase 1b portion of our Phase 1 clinical trial program in the first half of 2015.

        The primary objectives of our Phase 1 clinical trial program are to determine the maximum tolerated dose, establish a dosing regimen for Phase 2 clinical trials of KTN3379 and evaluate the general safety profile of KTN3379. The secondary objectives of our Phase 1 clinical trial program are to determine the pharmacokinetics, to evaluate the immunogenicity and to evaluate preliminary anti-tumor activity of KTN3379.

        We plan to begin Phase 2 clinical trials of KTN3379 in cancer indications in the first half of 2015, subject to satisfactory completion of our Phase 1 clinical trial program. In Phase 2 clinical trials, we plan to test KTN3379 in combination with other cancer drugs based on the results from the Phase 1b portion of our Phase 1 clinical trial program. We plan to select these indications and combinations based on the results of our Phase 1 clinical trial program, as well as access to patients with specific tumor types, our ability to use biomarkers and companion diagnostics and the competitive landscape. We intend to target patient populations with tumors that have a strong preclinical and clinical basis for being driven by ErbB3, including tumors of the head and neck, breast, lung, stomach and skin. We have selected these tumor types because they are characterized by a high prevalence of neuregulin expression or ErbB2 amplification.

        We also plan to evaluate KTN3379 as a single agent in a clinical trial in head and neck cancer patients at the expected Phase 2 dose. The primary objective of this study, which is commonly referred to as a window study, will be to evaluate the biologic activity of KTN3379 in tumor tissue samples taken from patients based on selected biomarkers. We plan to initiate this clinical trial in the first half of 2015.

Preclinical Studies

        We and MedImmune have conducted a comprehensive program of preclinical testing of KTN3379, including in vitro and in vivo drug candidate activity, mechanism analyses and toxicity studies. Based on the results from this preclinical program, we decided to advance KTN3379 into clinical development.

        KTN3379 and Erbitux combination xenograft tumor studies.    As part of our in-license of KTN3379 from MedImmune, we obtained data from two preclinical animal studies conducted by MedImmune regarding the antitumor activity of KTN3379 alone and in combination with the anti-EGFR antibody Erbitux (cetuximab), which is approved for the treatment of head and neck and colorectal cancer. In these studies, MedImmune used nude mouse tumor xenograft models, which are mice implanted with human cancer cells, in this case head and neck cancer cells. Two different human head and neck cancer cells, called FADU and OE-21, were implanted into the mice. In both studies, after the head and neck cancer cells were allowed to establish, the mice were divided into four treatment groups of ten animals each and treated twice weekly. At the end of the treatment phase, tumor growth inhibition was assessed. Tumor growth inhibition was calculated by comparing mean tumor volume at the end of treatment between each treatment group and the control group. Because tumor growth inhibition for a treatment group reflects the percentage of tumor growth inhibition in comparison to the control group, rather than in comparison to the initial mean tumor volume for such treatment group, it does not indicate tumor regression.

        In the study with FADU, each of the four treatment groups received one of the following over a 14-day treatment phase:

  •
  a precursor antibody of KTN3379, known as 2C2, alone;

  •
  2C2 in combination with Erbitux (cetuximab);

  •
  Erbitux (cetuximab) alone; or

  •
  an inactive immunoglobulin G type 1, or IgG1, antibody control.

        2C2 is identical to KTN3379, except that 2C2 lacks the amino acid modification for half-life extension, and its antitumor activity is similar to what we expect of KTN3379. In the FADU model, treatment with:

  •
  2C2 alone resulted in 85.3% tumor growth inhibition compared to control;

  •
  Erbitux (cetuximab) alone resulted in 54.7% tumor growth inhibition compared to control; and

  •
  the combination of 2C2 and Erbitux (cetuximab) resulted in 95.2% tumor growth inhibition compared to control.

        The tumor growth inhibition by the combination of 2C2 and Erbitux (cetuximab) was statistically significantly better than either treatment alone (p<0.0001). We determine statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. Typically, a p-value of 0.05 or less represents statistical significance. In addition, tumor regression, or reduction in mean tumor volume from the initiation of treatment through the end of the 14-day treatment phase, was observed in this combination group. The mean tumor volume was also evaluated for an additional 35 days after the 14-day treatment phase for regrowth after treatment. In this phase of the study, there was a marked delay in the regrowth of the tumors in the group treated with the combination of 2C2 and Erbitux compared with either treatment alone. Each of the single agent treatment groups reached maximal allowed mean tumor growth by day 39, whereas the combination treatment group did not reach the maximal allowed mean tumor volume by the end of the study on day 57.

        The results from this study with FADU are shown in the graph below.

        In the study with OE-21, each of the four treatment groups received one of the following over a 14-day treatment phase:

  •
  KTN3379 alone;

  •
  KTN3379 in combination with Erbitux (cetuximab);

  •
  Erbitux (cetuximab) alone; or

  •
  an inactive IgG1 antibody control.

        In the OE-21 model, treatment with:

  •
  KTN3379 alone resulted in 35.5% tumor growth inhibition compared to control;

  •
  Erbitux (cetuximab) alone resulted in 27.9% tumor growth inhibition compared to control; and

  •
  the combination of KTN3379 and Erbitux (cetuximab) resulted in 66.6% tumor growth inhibition compared to control.

        The tumor growth inhibition by the combination of KTN3379 and Erbitux (cetuximab) was statistically significantly better than either treatment alone (p≤0.003). In addition, tumor regression from the initiation of treatment through the end of the 14-day treatment phase was observed in this combination group. The mean tumor volume was also evaluated for an additional 11 days after the 14-day treatment phase for regrowth after treatment. In this phase of the study, there was a marked delay in the regrowth of the tumors in the group treated with the combination of KTN3379 and Erbitux (cetuximab) compared with either treatment alone. Each of the single agent treatment groups reached maximal allowed mean tumor growth by day 43, whereas the combination treatment group did not reach the maximal mean tumor volume by the end of the study on day 43.

        The results from this study with OE-21 are shown in the graph below.

        No weight loss or mortalities were observed in the mice in any treatment group in either of these preclinical studies. We believe that these preclinical studies highlight the potential benefits of KTN3379 in inhibiting cancers in which both ErbB3 and EGFR play a role.

        KTN3379 and anti-ErbB2 drug combination xenograft tumor studies.    We also obtained data from two preclinical animal studies conducted by MedImmune regarding the antitumor activity of KTN3379 alone and in combination with the anti-ErbB2 antibody Herceptin (trastuzumab), which is approved for the treatment of breast and gastric cancers, and the anti-ErbB2 small molecule Tykerb® (lapatinib), which is approved for the treatment of breast cancer. In these studies, MedImmune used nude mouse xenograft models in which mice were implanted with a human breast cancer cell line, known as MDA-MB-361, that expresses ErbB2 at moderate levels. In both studies, after the breast cancer cells were allowed to establish, the mice were divided into four treatment groups of ten animals each and treated twice weekly. At the end of the treatment phase, tumor growth inhibition was assessed for each treatment group in comparison to control.

        In the study with Herceptin (trastuzumab), each of the four treatment groups received one of the following over a 14-day treatment phase:

  •
  KTN3379 alone;

  •
  KTN3379 in combination with Herceptin (trastuzumab);

  •
  Herceptin (trastuzumab) alone; or

  •
  an inactive IgG1 antibody control.

        In this breast cancer model, treatment with:

  •
  KTN3379 alone resulted in 41.2% tumor growth inhibition compared to control;

  •
  Herceptin (trastuzumab) alone resulted in 42.9% tumor growth inhibition compared to control; and

  •
  the combination of KTN3379 and Herceptin (trastuzumab) resulted in 70.5% tumor growth inhibition compared to control.

        The tumor growth inhibition by the combination of KTN3379 and Herceptin (trastuzumab) was statistically significantly better than either treatment alone (p<0.0001). In addition, tumor regression from the initiation of treatment through the end of the 14-day treatment phase was observed in this combination group. The mean tumor volume was also evaluated for an additional 39 days after the 14-day treatment phase for regrowth after treatment. In this phase of the study, there was a marked delay in the regrowth of the tumors in the group treated with the combination of KTN3379 and Herceptin (trastuzumab) compared with either treatment alone. Each of the single agent treatment groups reached maximal allowed mean tumor growth by day 48, whereas the combination treatment group only was approaching the maximal mean tumor volume by the end of the study on day 62.

        The results from this study with Herceptin (trastuzumab) are shown in the graph below.

        In the study with Tykerb (lapatinib), each of the four treatment groups received one of the following over a treatment phase as specified below:

  •
  KTN3379 alone (14-day treatment period);

  •
  KTN3379 in combination with Tykerb (lapatinib) (14-day treatment period);

  •
  Tykerb (lapatinib) alone (12-day treatment); or

  •
  an inactive IgG1 antibody control.

        Each treatment group was given twice weekly injections of antibody or placebo and daily oral Tykerb (lapatinib). In this breast cancer model, treatment with:

  •
  KTN3379 alone resulted in 41.2% tumor growth inhibition compared to control;

  •
  Tykerb (lapatinib) alone resulted in 25.6% tumor growth inhibition compared to control; and

  •
  the combination of KTN3379 and Tykerb (lapatinib) resulted in 65.4% tumor growth inhibition compared to control.

        The tumor growth inhibition by the combination of KTN3379 and Tykerb (lapatinib) was statistically significantly better than either treatment alone (p<0.0001). In addition, tumor regression from the initiation of treatment through the end of the treatment phase was observed in this combination group. The mean tumor volume was also evaluated for an additional 28 days after the treatment phase for regrowth after treatment. In this phase of the study, there was a marked delay in the regrowth of the tumors in the group treated with the combination of KTN3379 and Tykerb (lapatinib) compared with either treatment alone.

        The results from this study with Tykerb (lapatinib) are shown in the graph below.

        No weight loss was observed in any treatment group in either of these studies. However, several mice in each group had to be removed from the study due to estrogen toxicity. Estrogen toxicity was not correlated to treatment and is an observed side effect for this study design. Estrogen pellets are often implanted along with tumor cells derived from breast cancer to promote growth in a mouse. In this case, the estrogen pellets caused toxicity in some mice.

        We believe that these preclinical studies highlight the potential benefits of KTN3379 in inhibiting cancers in which both ErbB3 and ErbB2 play a role.

KTN0158

        KTN0158 is a novel antibody designed to target the KIT RTK. We expect to submit an IND to the FDA for this product candidate in 2015 in order to initiate a Phase 1 clinical trial in NF1 patients. We are also actively exploring the application of KTN0158 to other mast cell related inflammatory diseases and oncology.

KIT

        When KIT is bound by its ligand, known as stem cell factor, or SCF, it activates a signaling cascade that leads to cell growth and survival. KIT has been shown to be expressed in a variety of cells, including mast cells and other blood cells. Mast cells are part of the immune system and are implicated in several disease categories, including inflammatory diseases, oncology and infection. We believe that KIT stimulates tumors when expressed in a mutated form in oncology indications and that when not mutated plays a role in autoimmune and inflammatory disease as a result of its activation by SCF.

KIT Structure and Function

        Dr. Schlessinger elucidated the x-ray crystal structure of KIT, which led to our discovery of KTN0158. Dr. Schlessinger's research suggested that an antibody targeting the extracellular sites on KIT proximal to the cell membrane would block dimerization, which is a novel approach to inhibiting RTKs compared to the more common approach of targeting the ligand binding domain. This insight led to our discovery of KTN0158. KTN0158 acts by binding KIT proximal to the cell membrane to block KIT dimerization and is a highly potent inhibitor in vitro of SCF-dependent KIT activation.

        The following figures depicts the extracellular x-ray crystal structure of KIT in its inactive conformation and in its dimerized and activated conformation:

        The following schematic depicts KIT in its inactive conformation, in its dimerized and activated conformation and as bound with KTN0158 and blocking KIT dimerization.

Preclinical Studies

        We initiated our research on KTN0158 to explore the role of KIT in diseases in which mast cells play an important role, including inflammatory diseases, oncology and infection.

        Key findings from our in vitro analyses include:

  •
  KTN0158 was a potent inhibitor of KIT signaling in a variety of cell types.

  •
  KTN0158 was a potent inhibitor of degranulation and cytokine release, steps in the inflammatory cascade, by KIT following activation by SCF in human mast cells, demonstrating the potential to block the release of histamine and other chemicals and cytokines that promote inflammation and itch.

        Key findings from our in vivo studies include:

  •
  Mast cells in animal models were inhibited by intravenous administration of KTN0158. In dogs, a single dose markedly decreased mast cell numbers in the skin, indicating that sufficient concentrations of KTN0158 were achieved to inhibit KIT signaling and mast cell survival.

  •
  In an experimental feline chronic allergic asthma model, airway eosinophil levels in both acute and chronic responses were significantly reduced by treatment with KTN0158. Eosinophils are inflammatory cells involved in asthma that express KIT. We selected asthma because it is an inflammatory disease in which mast cells play a central role. The results of this experiment suggest that KTN0158 may modulate mast cells and potentially eosinophils and lead to a significant reduction in eosinophil accumulation in airways during allergic asthma.

        Based on these studies, we determined that KTN0158 could represent a novel approach to treat mast cell-related inflammatory diseases in both chronic and acute settings. Many diseases of the skin and lung are believed to involve mast cells and eosinophils. We believe that KTN0158 represents a potential therapeutic for these and other diseases, including cancer-like syndromes, such as NF1 and mastocytosis.

KTN0158 for Neurofibromatosis Type 1 (NF1)

        We are conducting IND enabling preclinical toxicology studies of KTN0158. We have performed an initial nonclinical toxicology assessment. Our pharmacokinetic assessments indicate good drug exposure and modulation of the KIT RTK target by KTN0158. Based on a Type B pre-IND meeting with the FDA, we expect to submit an IND to the FDA for this product candidate in 2015 in order to initiate a Phase 1 clinical trial in NF1 patients.

        NF1 is a rare genetic disease that usually manifests in childhood and in its more severe forms leads to substantial disfiguration and morbidities. The molecular mechanism underlying the disease results from the absence of a gene called neurofibromin 1. This is believed to lead to unregulated signaling driven in some cases by RTKs, in turn causing secretion of SCF that recruits mast cells, provoking the progression to disease. NF1 is a chronic lifelong disease that is characterized by fibromas, which are benign growths that can cause pain, itching and obstruction of organ function, as well as cosmetic effects. Dermal fibromas are found in the skin and plexiform fibromas can be found throughout the body. Fibromas can progress to more severe lesions, including in some cases deadly sarcomas. Plexiform fibromas are often particularly debilitating for children because they can interfere with important bodily functions, such as by obstructing respiratory function. Surgery is often the only treatment option. There are no FDA approved drugs indicated for patients afflicted by neurofibromas. Gleevec (imatinib) has demonstrated modest activity against NF1 in clinical trials, based on its weak activity against KIT RTK. We believe Gleevec (imatinib) may be limited in this setting because of poor tolerability, which is acceptable for cancer treatment, but generally not for a disease such as NF1.

        According to the National Institutes of Health, approximately 100,000 individuals in the United States suffer from NF1 and one in 3,500 individuals born in the United States each year has the genetic defect causing NF1. Patient advocacy groups estimate that more than 30,000 individuals in the United States suffer from plexiform neurofibromas. We believe that KTN0158 as a treatment for NF1 will qualify for orphan drug designation in the United States and the European Union. We further believe that focusing on NF1, rather than indications with approved therapies, may allow us to qualify for favorable regulatory strategies, such as breakthrough therapy or fast track designation.

        The role of KIT in mast cells in animal models of NF1 and human patients with NF1 has been observed in published studies by Dr. Wade Clapp of Indiana University, who is one of our academic collaborators. Key insights from these studies include:

  •
  NF1 mutant mice that were given KIT depleted bone marrow cells did not manifest disease as quickly as, and lived longer than, NF1 mutant mice with normal KIT containing bone marrow cells. These test results, which are shown in the graph below, suggest that mast cells are critical for NF1.

  •
  In animal models of NF1, Gleevec (imatinib) depleted mast cells in neurofibromas.

  •
  Treatment of NF1 mutant mice with Gleevec (imatinib) has resulted in reduced severity of disease.

  •
  In a human clinical study, Gleevec (imatinib) was given to NF1 patients relatively frequently and at a high dose to measure effects on lesion growth. Clear clinical effect on lesion size was seen, suggesting that, at least in some NF1 patients, blockade of the KIT RTK may be beneficial and clinically meaningful.

        We believe that an antibody therapeutic likely would be more selective and therefore a better inhibitor of KIT expressing mast cells than a small molecule therapeutic, such as Gleevec (imatinib).

KIT-ADC

        In our KIT-ADC program, we are developing an antibody-drug conjugate, or ADC, to target cancers that express the KIT receptor. Our KIT-ADC is comprised of our antibody, KTN0158, conjugated to a novel Pyrrolobenzodiazepine, or PBD, cytotoxic licensed from Spirogen. A cytotoxic is a drug that kills cancer cells. In preclinical studies of our KIT-ADC, the KTN0158 antibody portion bound to KIT on tumor cells and was internalized by the cell, resulting in the release of the PBD cytotoxic which then bound to DNA and killed the tumor cell.

        The following schematic depicts KIT bound with our KIT-ADC, the internalization of KIT and our KIT-ADC and the release of the PDB cytotoxic.

KIT and Oncology

        In contrast with mutant KIT, wild type KIT is not oncogenic. However, wild type KIT is expressed in many types of cancers and can serve as a portal, or site of entry, for an antibody delivering a cytotoxic. The tumors in which wild type KIT is expressed include small cell lung cancer, the family of tumors in Ewing's sarcoma, melanoma, acute myeloid leukemia and gastro-intestinal stromal tumors, or GIST. Several approved drugs target mutant KIT and are effective in the treatment of these cancers. However, these drugs are often eventually compromised due to additional mutations leading to drug resistance or side effects or both.

        The following bar graph shows the percentage of selected cancers expressing KIT, based principally on our analysis of data from a widely used scientific subscription database, along with the annual incidence of these cancers in the United States from the sources indicated below.

Sources: The American Cancer Society, The National Institutes of Health, Cancer.net, Cancergrace.org and the American Society of Hematology.

Our KIT-ADC Approach

        Our KIT-ADC program is designed to identify and develop a product candidate that binds to wild type KIT to treat cancers in which KIT is not mutated and which lack effective therapies. We are currently working to optimize the PBD-linker chemistry and conjugation of the PBD cytotoxic to our KTN0158 antibody with the goal of identifying an IND candidate in the first half of 2015.

        Several of our KIT-ADC lead candidates have demonstrated potent preclinical anti-tumor activity in multiple animal models and in in vitro systems, indicating that KTN0158 conjugated to PBD potentially is an effective way to kill tumor cells on which KIT is expressed. We conducted in vivo studies of our KIT-ADC in mouse models of human Ewing's sarcoma, small cell lung cancer and leukemia. In these studies, a single dose of our KIT-ADC resulted in statistically significant antitumor activity (p<0.001 for Ewing's Sarcoma and small cell lung cancer and p≤0.005 for leukemia), including tumor regression, and was well tolerated. For example, the graph below shows the dose dependent antitumor effect in a xenograft mouse tumor model of small cell lung cancer of treatment with a single dose of each of the following: a saline placebo; KIT-SG3227, one of our two KIT-ADC lead candidates at 1mg/kg; KIT-SG3227 at 3mg/kg; and a control antibody conjugated with the SG3227 cytotoxic.

KIT-ADC Development Plan

        Following identification of an IND candidate based on our upcoming nonclinical toxicologic assessment, we plan to:

  •
  generate our KIT-ADC using multiple contract manufacturers;

  •
  conduct nonclinical toxicology studies to assess the safety profile and therapeutic index of the KIT-ADC; and

  •
  prepare our IND filing strategy for our KIT-ADC to support Phase 1 clinical trials in human cancer patients.

        The antibody used in this product candidate is identical to KTN0158. We plan to use the drug supply, nonclinical toxicology and anticipated regulatory filings from the KTN0158 development program to support the KIT-ADC IND filing. We believe that clinical data from our Phase 1 clinical trial of our KIT-ADC could be sufficient to assess preliminary safety and efficacy of our KIT-ADC product candidate.

Our Drug Discovery and Research

        Over the next few years, we expect our ongoing RTK research and discovery efforts to result in multiple novel biologics targeting a range of RTKs for potential development. In our current research efforts, we are focusing on seven RTK targets to create new antibody-based product candidates for which we believe there is an opportunity to create a first-in-class or best-in-class product. In some cases, we expect these new antibody-based product candidates will incorporate innovative technologies that we have in-licensed.

        In addition to ErbB3 and KIT, the seven RTKs that we are focusing on and the diseases as to which they are relevant are shown in the table below.

RTK Research Program	Associated Diseases
ALK	Oncology
AXL	Oncology, Inflammation, Infection
DDR	Oncology, Osteoporosis
FGFR4	Oncology
MET	Oncology
MER	Oncology, Inflammation, Infection
RON	Oncology

        In August 2014, we acquired Xetrios to secure the exclusive intellectual property relating to TAM RTKs licensed by Xetrios from the laboratory of Dr. Greg Lemke at the Salk Institute for Biological Studies in La Jolla, CA. The TAM RTK family consists of TYRO3, AXL and MER. Dr. Lemke is an international expert in the biology of TAM RTKs. In Dr. Lemke's laboratory, TAM RTKs have been shown to be important drug targets for oncology, autoimmune and infectious diseases. In addition, new evidence suggests TAM RTKs play a role on tumor macrophages and dendritic cells and thus in immuno-oncology.

        Because of the breadth of opportunities available in the RTK field, we expect to collaborate selectively to augment and accelerate development and commercialization of our product candidates.

Our Network of Collaborators

        We augment our internal research and development efforts through our network of academic, scientific and clinical relationships that we have established so as to benefit from the knowledge and experience of other experts in the RTK field and in specific disease categories. The primary example of these relationships is our set of arrangements with Yale.

        We have established a broad relationship with Yale. We are a party to both a license agreement and a sponsored research agreement with Yale that we believe align our financial and scientific interests with Yale's in the RTK field. The license agreement is structured to provide Yale with a low single-digit royalty and a commercial milestone payment of $3.0 million with respect to each of our drugs that target RTKs, and not just those based on intellectual property from Yale. The purpose of this structure is to provide Dr. Schlessinger and others at Yale with an incentive to openly communicate and cooperate with us and to support the development of our entire portfolio of RTK biologics. For example, Dr. Schlessinger elucidated, in close collaboration with us, the x-ray crystal protein complex of KTN3379, even though this antibody is not related to intellectual property licensed from Yale. Through the sponsored research agreement, we directly fund RTK research in Dr. Schlessinger's laboratory at Yale, which is complementary to our efforts. We believe our relationships with Yale and other academic institutions, including the Salk Institute for Biological Studies, the University of Toronto and Indiana University allow us to expand our product candidate pipeline and obtain the insights of leading scientists, researchers and clinicians.

        Our SAB is comprised of a team of experts with strong scientific and clinical experience who contribute to our understanding of RTK targets and potential product candidates directed toward these targets. The members of our SAB and their principal affiliations are

Name	Position
Joseph Schlessinger, Ph.D. (SAB Chair)	Yale University/Cancer Biology Institute: Chairman & William Prusoff Professor, Pharmacology Department, Yale School of Medicine; Founding Director, Cancer Biology Institute, Yale West Campus
George Demetri, M.D., Ph.D.	Dana-Farber Cancer Institute/Harvard Cancer Center: Director, Center for Sarcoma & Bone Oncology; Director, Ludwig Center; Executive Director, Clinical and Translational Research, Ludwig Institute for Cancer Research

Carl-Henrik Heldin, Ph.D.	Uppsala University, Sweden: Branch Director, Ludwig Institute for Cancer Research; Professor, Molecular Cell Biology
Roy Herbst, M.D., Ph.D.	Yale Comprehensive Cancer Center/Yale School of Medicine: Professor of Medicine and Pharmacology; Chief of Medical Oncology; Director, Thoracic Oncology Research Program; Associate Director, Translational Medicine

Mark Lemmon, Ph.D.	University of Pennsylvania: Chair, Biochemistry and Biophysics
Benjamin G. Neel, M.D., Ph.D.	University Health Network: Director of Research, Princess Margaret Cancer Center University of Toronto: Professor and Canada Research Chair Tier 1, Department of Medical Biophysics
Richard Sackler, M.D.	Purdue Pharma, L.P./Mundipharma/Napp Pharmaceuticals: Director Rockefeller University: Professor, Statistical Genetics

        Our strong presence in the RTK field has enabled us to access additional technologies that we believe will further enhance the quality of our product candidate pipeline and provide flexibility in optimizing our clinical programs. We have selectively executed agreements with biopharmaceutical companies, including MedImmune and Spirogen that are intended to augment our product candidate pipeline and proprietary scientific and technological capabilities.

  •
  Under our agreement with MedImmune, pursuant to which we licensed KTN3379, we obtained an innovative, preclinical asset with differentiated features, an accepted IND and drug supply.

  •
  Under our agreement with Spirogen, we licensed a novel ADC technology that, combined with our proprietary antibody, exhibited superior anti-tumor activity in animal models compared to other ADC technologies.

  •
  As a result of our recent acquisition of Xetrios, we have exclusive access to intellectual property related to the TAM family from the laboratory of Dr. Greg Lemke, whose research has shown this RTK family to comprise important drug targets for oncology, autoimmune and infectious diseases.

        We are also evaluating other proprietary ADC platforms for use with our proprietary antibodies.

Intellectual Property

        We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover the composition of matter of our product candidates, their methods of use, related technology and other inventions that are important to our business. As more fully described below, we have filed patent applications which we own, co-own or have in-licensed from Yale and MedImmune and the Salk Institute for Biological Studies through our acquisition of Xetrios. We also rely on trade secrets and careful monitoring of our proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

        Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, maintain our licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the field of RTK biologics.

        The patent positions of biopharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, we do not know whether any of our product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

        Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our owned, co-owned or licensed patents or patent applications, or that we were the first to file for patent protection for such inventions. Moreover, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office, or USPTO, or a foreign patent office to determine priority of invention or in post-grant challenge proceedings, such as inter partes reviews or oppositions, that challenge the patentability of inventions. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to us.

        The patent portfolios for our most advanced programs are summarized below.

KTN3379

        We have exclusively licensed a portfolio of patent applications relating to particular ErbB3 inhibitors from MedImmune. These patent applications include claims directed to particular anti-ErbB3 antibody compositions of matter, including KTN3379 compositions of matter, and methods of using such antibodies. Any patents that may issue from these patent applications would expire between 2032 and 2034. The patent application in this portfolio directed to the composition of matter of KTN3379 has been filed in the United States, Europe, Japan and certain other countries, and any patents that may issue from these applications would expire in 2032. As with all patent expirations referred to herein these are the expirations if we continue to pay the maintenance fees and annuities when due, not including any possible additional terms for patent term adjustments or patent term extensions. We also co-own a US provisional patent application with Yale University directed to particular anti-ErbB antibodies, including anti-ErbB3 antibodies, that bind to specific residues of an ErbB extracellular domain and inhibit ligand-dependent and ligand-independent activation, and related methods of use. Any patents based on this provisional patent application that issue would expire in 2035.

KTN0158

        We own a family of United States patent applications directed to anti-KIT receptor antibody compositions of matter, including KTN0158 compositions of matter, and methods of using such antibodies. Foreign counterparts to patent applications in this family are pending in Europe and certain other countries, and an international patent application filed under the Patent Cooperation Treaty, or PCT, is also pending. Any patents that issue from these patent applications would expire between 2032 and 2033. We have also filed a United States provisional patent application directed to use of anti-KIT receptor antibodies, including KTN0158 antibodies, for treatment of particular eosinophil or mast cell related disorders, including neurofibromatosis. Any patents that issue based on this provisional patent application would expire in 2035.

KIT-ADC

        We have filed a United States provisional patent application directed to particular anti-KIT receptor antibody drug conjugates, or ADCs and uses of such KIT-ADCs. Any patents that issue based on this provisional patent application would expire in 2035. In addition, we have exclusively licensed patent applications from Spirogen directed to the linker-cytotoxin components of such KIT-ADCs, including applications pending in the United States, Europe, Japan and certain other jurisdictions. Any patents that issue from these patent applications would expire between 2031 and 2033.

Other

        We have exclusively licensed a family of patent applications from Yale directed to methods for inhibition of RTKs that is relevant to KTN0158 and possibly our KIT-ADC program. This family is pending in the United States, Europe, Japan and other countries, and patents have issued in China and Singapore. Patents issuing from this family of patent applications will expire in 2028. We have also filed United States provisional patent applications directed to antibodies that specifically bind particular targets other than ErbB3 and KIT, and uses of such antibodies. Patents based on these provisional patent applications that may issue would expire in 2035. Moreover, through our acquisition of Xetrios, we have acquired a patent portfolio, some of which are in licensed from or co-owned with the Salk Institute for Biological Studies directed to compositions and methods for the modulation of the immune response via targeting of TAM receptors.

        In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. Patent term extension of up to five years beyond the expiration of the patent can be obtained. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and some other non-United States jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We intend to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

        We also rely on trade secret protection for our confidential and proprietary information. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us.

        We are aware of a third party European patent that relates to use of ErbB3 antibodies for treatment of hyperproliferative disorders, including cancer. Counterparts of this patent have also issued in Australia. As a result of an opposition proceeding, the European patent was revoked in its entirety. The owner of the European patent has appealed the decision in the opposition proceeding. We do not know if the appeal will succeed, or, if successful, whether the scope of claims, post-appeal, would be relevant to our activities. Should the appeal be successful and a license be necessary for our program that targets ErbB3, we cannot predict whether we would be able to obtain such a license, or, if a license were available, whether it would be available on commercially reasonable terms. If the appeal results in patents having a valid claim relevant to our use of ErbB3 antibodies and a license under the patents is unavailable on commercially relevant terms, or at all, our ability to commercialize KTN3379 in Europe may be impaired or delayed. We would vigorously defend ourselves, but we cannot predict whether the patents would be found valid, enforceable or infringed. We continue to monitor counterpart patent applications pending in other jurisdictions, including the United States and Japan. While we cannot predict whether claims will issue in these other jurisdictions or whether the scope of such claims would be relevant to our activities, these applications entail comparable risks to us in these other jurisdictions.

Licensing Agreements

        We have license arrangements with Yale University, MedImmune and Spirogen that we consider to be material to our business and our current product development pipeline. In addition to these material agreements, which are described in more detail below, we obtained through our acquisition of Xetrios an exclusive license to intellectual property relating to TAM RTKs from the laboratory of Dr. Greg Lemke at the Salk Institute for Biological Studies, which we plan to incorporate into our earlier stage research.

Yale License Agreement

        In March 2013, we entered into an amended and restated license agreement with Yale University, or Yale, which we originally entered into in May 2008, and which we subsequently amended in March 2014. We refer to this amended and restated agreement, as amended, as the Yale license agreement. The Yale license agreement relates to certain intellectual property developed in the course of research conducted under Yale auspices by Joseph Schlessinger, Ph.D., a member of our board of directors and Chairman of our SAB, Irit Lax, Ph.D., who is Dr. Schlessinger's spouse, and other inventors performing research under their immediate supervision, which intellectual property was assigned to Yale pursuant to the Yale University Patent Policy.

Licensed Rights

        Under the Yale license agreement, we were granted a license, with the right to sublicense, under all of Yale's interest in specified RTK patent rights, RTK patent rights claiming inventions made under our research agreement with Yale or that were made by or under the supervision of Dr. Schlessinger or Dr. Lax while Dr. Schlessinger is both employed by Yale and consulting with us, and specified related tangible and intangible materials, methods and know-how, to make, have made, use, sell, offer for sale, have sold, import or export any RTK products. We refer to any product, method or service that may induce, prevent, modify or otherwise modulate the activation of one or more tyrosine kinase receptors for the purpose of diagnosing, preventing or treating a disease or condition in humans or non-human animals, as an RTK product. Our license to Yale's patent rights, tangible and intangible materials, and methods is exclusive to us with respect to therapeutic and prophylactic RTK products and is non-exclusive with respect to diagnostic RTK products. Our license with respect to Yale's know-how is non-exclusive.

Research and Development and Commercialization Obligations

        We have agreed to use reasonable commercial efforts to pursue development and commercialization of RTK products that, subject to limited exceptions: (1) are covered by Yale's patent rights or (2) we acquire or in-license or work on while Dr. Schlessinger is concurrently engaged by Yale and us regardless of whether any such RTK product is covered by the patent rights we license from Yale. We also have agreed to use reasonable commercial efforts to pursue development and commercialization of certain methods related to RTK products. We refer to such foregoing products and methods as RTK royalty-bearing products. Further, we agreed to incur minimum cumulative direct external and internal costs of $25 million by May 2016, in connection with research, clinical development, manufacture, intellectual property filings or maintenance fees, and marketing of RTK royalty-bearing products.

        Under the Yale license agreement, we have also agreed to continue to pay for research support from Yale pursuant to a research agreement that we entered into with Yale in June 2008, amended and restated in December 2011 and amended in July 2014, which we refer to as the Yale research agreement. Under the Yale research agreement, we agreed to pay Yale an aggregate amount of $9.0 million, or $1.5 million per year, over the original six year term of the Yale research agreement, which ended in June 2014. The research is performed by and under the supervision and direction of Dr. Lax for so long as she is employed by Yale. We have the option to renew the Yale research agreement on similar terms for successive three year periods. In July 2014, we entered into an amendment extending the Yale research agreement for the period of June 2014 through June 2017. Under the amendment, we agreed to pay Yale an aggregate amount of $4.5 million, or $1.5 million per year, over this three year extension period.

        We hold a right of first negotiation under the Yale research agreement to obtain a royalty-bearing exclusive worldwide license under Yale's interest in any invention conceived or discovered pursuant to the Yale research agreement that is not automatically licensed to us under the Yale license agreement and any related patent rights under Yale's interest in such invention. Either we or Yale may terminate the Yale research agreement if the other party materially breaches the agreement and the breach remains uncured for a specified period. Either we or Yale may also terminate the agreement for convenience following a specified notice period.

Financial Terms

        In connection with our original license agreement with Yale, we paid Yale an upfront licensing fee of $50,000. In addition, during the period before we begin commercializing a RTK royalty-bearing product, we agreed to pay Yale a low ten-thousands of dollars annual license maintenance fee, which increases to a low hundred-thousands of dollars fee if a qualifying change of control event occurs with respect to our company.

        We have agreed to make a one-time payment to Yale of $3.0 million with respect to each therapeutic or prophylactic RTK royalty-bearing product if we achieve a specified commercial milestone with respect to such RTK royalty-bearing product. However, in the event we sublicense a therapeutic or prophylactic RTK royalty-bearing product or if a qualifying change of control event occurs with respect to our company, we have instead agreed to make multiple one-time payments of up to an aggregate of $3.0 million upon achievement by the RTK royalty-bearing product of specified clinical, regulatory and commercial milestones. If we owe these payments because we entered into such a sublicense, we must make these payments retroactively for such milestones which were achieved prior to the date we enter into such a sublicense.

        We have agreed to make a one-time payment to Yale of $300,000 with respect to each diagnostic RTK royalty-bearing product if we achieve a specified commercial milestone. However, in the event we sublicense a diagnostic RTK royalty-bearing product or if a qualifying change of control event occurs with respect to our company, we have instead agreed to make multiple one-time payments of up to an aggregate of $300,000 upon achievement by the RTK royalty-bearing product of specified clinical, regulatory and commercial milestones. If we owe these payments because we entered into such a sublicense, we must make these payments retroactively for such milestones which were achieved prior to the date we enter into such a sublicense.

        We have also agreed to pay a low single-digit royalty on annual worldwide net sales of each RTK royalty-bearing product by us, our affiliates and our sublicensees, which is subject to reduction in specified circumstances. The amount of royalty payments to Yale is subject to an annual minimum amount ranging, with respect to therapeutic or prophylactic RTK royalty-bearing products, from the mid hundred-thousands of dollars to the low millions of dollars, and, with respect to diagnostic RTK royalty-bearing products, in the low ten-thousands of dollars. These minimum royalty payments are subject to reduction in specified circumstances, and in the event there are no RTK royalty-bearing products being commercialized, payment of the minimum royalty will be suspended until we again commercially sell a RTK royalty-bearing product. The minimum annual royalty payments we make will be credited against royalties we owe to Yale in the same year. We have also agreed to pay to Yale a low twenties percentage of certain types of income that we receive from sublicensees of the Yale intellectual property.

Term and Termination

        Unless earlier terminated by us or Yale, the Yale license agreement will expire in May 2038, but may expire earlier on a country-by-country basis, upon the latest to occur of: (1) termination of the last valid claim of the patent rights included in the Yale intellectual property in the relevant country; (2) 15 years after the last of the materials, methods or know-how included in the Yale intellectual property is provided to us; and (3) 15 years from the date of the first sale of a RTK royalty-bearing product.

        Yale may terminate the Yale license agreement in the event we fail to make a payment under the Yale license agreement within a specified period, we materially breach the agreement and the breach remains uncured for a specified period or the breach is uncurable, we fail to obtain or maintain required insurance, we abandon or suspend our research, development and marketing of RTK royalty-bearing products and licensed services or otherwise fail to honor our diligence obligations to pursue development and commercialization of RTK royalty-bearing products and licensed services for longer than a specified period.

        We may terminate the Yale license agreement at any time on six months' notice to Yale or in the event Yale materially breaches the agreement and the breach remains uncured for a specified period or the breach is uncurable. The Yale license agreement will automatically terminate in the event we cease to carry on our business for a specified period or following certain specified insolvency-related events.

        If we undergo a qualifying change of control, Dr. Schlessinger will be deemed no longer to be concurrently working with us and Yale for purposes of the Yale license agreement. Intellectual property developed by Dr. Schlessinger thereafter will not be considered part of the Yale intellectual property subject to the Yale license agreement unless it arises under the Yale research agreement, and any product we first acquire or work on thereafter will not be considered an RTK royalty-bearing product unless it is covered by the patent rights in the Yale intellectual property.

        Upon any termination of the Yale license agreement, the license granted to us under the Yale intellectual property will terminate, and each sublicensee will automatically become a direct licensee of Yale, upon the terms of the Yale license agreement, with respect to the rights licensed to us under the Yale license agreement and sublicensed to the applicable sublicensee by us.

        Upon any termination of the Yale license agreement other than for Yale's material breach, we have agreed to permit Yale, and to license others, to reference and otherwise have the benefit of all regulatory approvals of, or clinical trials or other studies conducted by or on behalf of us on, and all filings made by or on behalf of us with regulatory agencies with respect to, Yale intellectual property and the RTK royalty-bearing products. If we deliver copies of these materials within six months after receiving a request from Yale, then Yale will be obligated to pay to us a low double-digit percentage of any license income relating to the Yale intellectual property and related materials.

License and Option Agreement with MedImmune, LLC, a subsidiary of AstraZeneca AB

        In July 2013, we, through our subsidiary Bulldog Pharmaceuticals, Inc., and MedImmune entered into a license and option agreement, which (as it has been subsequently amended) we refer to as the MedImmune agreement, relating to specified antibodies, including KTN3379.

Licensed Rights

        Under the MedImmune agreement, we were granted an exclusive license, with the right to sublicense, under specified patent rights and know-how that are controlled by MedImmune and relate to KTN3379 to research, develop, manufacture and commercialize KTN3379 and any pharmaceutical product that is comprised of or incorporates KTN3379 as an active pharmaceutical ingredient either alone or in combination with one or more other active agents, each of which pharmaceutical product we refer to as a KTN3379 product.

        Under the MedImmune agreement, we were also granted an exclusive license, with the right to sublicense, under specified patent rights and know-how that are controlled by MedImmune and relate to any antibody, other than KTN3379, that is covered by a claim of a specified patent application filed by MedImmune, each of which antibody we refer to as a follow-on antibody, to research, develop, manufacture and commercialize follow-on antibodies and any pharmaceutical product that is comprised of or incorporates a follow-on antibody either alone or in combination with one or more other active agents, each of which pharmaceutical product we refer to as a follow-on product. In the MedImmune agreement, we granted MedImmune a right of first negotiation in the event we desire to sell or license our rights to commercialize any follow-on product, other than through a company sale, a sale of all or substantially all of our assets or the issuance of our securities.

Development and Commercialization Responsibilities

        We are solely responsible for all costs, activities and decision-making related to the development and commercialization of KTN3379, KTN3379 products, follow-on antibodies and follow-on products. We have agreed, at our expense, to conduct a Phase 1 clinical trial of a KTN3379 product and a Phase 1b/2a clinical trial of a KTN3379 product for at least two indications in up to 40 patients.

        We have also agreed to use commercially reasonable efforts, as defined in the MedImmune agreement, to complete any additional clinical trials required for us to submit a biologics license application or its foreign equivalent in order to obtain regulatory approval for at least one KTN3379 product in the United States, France, Germany, Italy, Spain and the United Kingdom, and to use commercially reasonable efforts, as defined in the MedImmune agreement, with respect to the research, development, manufacture and commercialization of any follow-on antibody or follow-on product.

        Under the MedImmune agreement, MedImmune assigned to us the Investigational New Drug Application for KTN3379 previously submitted by MedImmune. MedImmune also assigned to us its existing inventory of KTN3379 and KTN3379 products and agreed to manufacture for us certain additional quantities of KTN3379. In addition, we have certain rights to cause MedImmune to transfer to us or our designee certain of MedImmune's manufacturing technology related to KTN3379 and KTN3379 products.

MedImmune Option

        We have agreed to deliver specified clinical data and other information to MedImmune, including data from any Phase 1b/2a clinical trial of a KTN3379 product. Following our first delivery of that summary, but prior to the earlier of (1) a specified period of time after we deliver the data from a Phase 1b/2a clinical trial of a KTN3379 product for each of two indications in up to 40 patients and

(2) December 31, 2017, MedImmune may, from time to time, deliver a notice triggering a determination of the fair market value of our rights with respect to KTN3379 and KTN3379 products, as determined by an expert panel, and our costs incurred through a certain date in the research, development and manufacture of KTN3379 and KTN3379 products. We refer to the greater of these amounts as the product acquisition price.

        Within a specified period of time after MedImmune receives notice of the product acquisition price, MedImmune may, but is not required to, trigger a process which, through various elections that we and MedImmune are permitted to make, will result in one of the following:

  •
  in exchange for MedImmune's payment of the product acquisition price to us, and our assignment and license of certain intellectual property to MedImmune, termination of the MedImmune agreement with respect to KTN3379 and KTN3379 products;

  •
  subject to our payment to MedImmune of an amount equal to the greater of $20 million and an amount equal to 50 percent of the difference between the product acquisition price minus the sum of (1) our development costs attributable to KTN3379 and KTN3379 products plus (2) $8.0 million, termination of this election process and MedImmune's option rights with respect to KTN3379 and KTN3379 products and the continued effectiveness of the MedImmune agreement; or

  •
  an obligation for us and MedImmune to enter into a co-development and co-commercialization agreement relating to KTN3379 and any KTN3379 products, under which we would receive from MedImmune an upfront payment determined based on a formula in the MedImmune agreement.

        If we enter into the co-development and co-commercialization agreement with MedImmune, the MedImmune agreement would terminate with respect to KTN3379 and KTN3379 products, and we and MedImmune would develop and commercialize KTN3379 products in accordance with terms of the co-development and co-commercialization agreement, which would provide that we and MedImmune share equally the development costs of, and net profit and loss from, KTN3379 products.

        If we and MedImmune are required to enter into a co-development and co-commercialization agreement but fail to do so within a specified period of time, we will be required to conduct an auction process to identify and negotiate an agreement, which we refer to as the auction license agreement, with a third party to whom we and MedImmune would exclusively license rights to KTN3379 and KTN3379 products. We and MedImmune would share the proceeds under the auction license agreement equally, although MedImmune's share of the proceeds is to be paid to us until we receive from MedImmune's share of the proceeds the amount we would have been entitled to as an upfront payment had we and MedImmune entered into a co-development and co-commercialization agreement.

        During the period in which MedImmune's option rights with respect to KTN3379 and KTN3379 products remain in effect, we may not initiate discussions with any third party regarding, or consummate, any sale or license of our rights to research, develop, manufacture or commercialize KTN3379 or KTN3379 products. This restriction does not apply to a company sale, a sale of all or substantially all of our assets or the issuance of our securities.

        If MedImmune does not trigger its option rights with respect to KTN3379 and KTN3379 products, the MedImmune agreement will remain in effect with respect to KTN3379, KTN3379 products, follow-on antibodies and follow-on products.

Financial Terms

        In connection with the MedImmune agreement, we paid MedImmune an upfront licensing fee of $4.0 million. We have also paid MedImmune an additional $4.0 million based on our achievement of a clinical milestone event under the MedImmune agreement.

        For clarity, if the MedImmune agreement terminates because the parties enter into the co-development and co-commercialization agreement or MedImmune pays the product acquisition price to us, we would not be required to make any further payments described in this section.

        Under the MedImmune agreement, we have agreed to make additional one-time payments to MedImmune of up to an aggregate of $15.0 million if we achieve specified clinical and regulatory milestones with respect to a KTN3379 product, and up to an aggregate of $11.5 million if we achieve specified clinical and regulatory milestones with respect to a follow-on product. We have also agreed to make one-time payments to MedImmune of up to an aggregate of $180.0 million if we achieve specified commercial milestones with respect to a KTN3379 product, and up to an aggregate of $90.0 million if we achieve specified commercial milestones with respect to a follow-on product.

        We have also agreed to pay MedImmune a tiered royalty on annual net sales of each KTN3379 product by us, our affiliates and our sublicensees at rates ranging from high single-digit to low teens percentages, depending on annual net sales of the relevant KTN3379 product in the applicable year, and a tiered royalty on annual net sales of each follow-on product by us, our affiliates and our sublicensees at rates ranging in the mid single-digit percentages, depending on annual net sales of the relevant follow-on product in the applicable year. These royalties may be reduced in specified circumstances, and are payable on a product-by-product and country-by-country basis until the later to occur of ten years after the first commercial sale of the product in that country and the expiration of MedImmune's patent rights that cover the sale of the product in that country.

        We have agreed to pay MedImmune an additional royalty on annual net sales of each KTN3379 product and follow-on product by us, our affiliates and our sublicensees at a rate in the low single digits, which royalty is intended to cover MedImmune's royalty payment obligations to a specified third party and accordingly would be reduced to the extent that MedImmune's royalty payment obligations to such third party are lower. We have also agreed to pay specified annual fees and development milestone payments with respect to KTN3379 products and follow-on products, and royalties on annual net sales of KTN3379 products and follow-on products at a rate in the low single digits, to certain other third parties from whom MedImmune licensed certain intellectual property. These annual fees could total up to £375,000 for any product in any year, depending on who manufactures the product in such year and the manufacturing process that is used, and these milestone payments could total up to $250,000 for any product, if we achieve specified clinical and regulatory milestones, plus up to $2.0 million for any year depending on our annual net sales of KTN3379 products and follow-on products in such year. In each case, our payment obligations would not exceed MedImmune's payment obligations under its applicable agreements with such third parties.

Term and Termination

        Unless earlier terminated, the MedImmune agreement will expire upon the expiration of all royalty periods for KTN3379 products and follow-on products. Either we or MedImmune may terminate the MedImmune agreement, in whole or with respect to KTN3379 products or follow-on products, if the other party is subject to certain insolvency proceedings. We may terminate the MedImmune agreement in whole, if MedImmune materially breaches the agreement, or with respect to KTN3379 products or follow-on products, if MedImmune materially breaches the agreement with respect to that category of products, in either case if the breach remains uncured for a specified period. MedImmune may terminate the agreement with respect to KTN3379 products or follow-on products if we materially breach the agreement with respect to that category of products and the breach remains uncured for a specified period. We may also terminate the MedImmune agreement, with respect to KTN3379 products or follow-on products, after a specified notice period if we reasonably determine that it is not feasible for us to pursue the development or commercialization of that category of products for reasons of safety or lack of efficacy.

        If we terminate the agreement, in whole or with respect to either KTN3379 products or follow-on products, due to MedImmune's insolvency proceeding or material uncured breach, we will retain the licenses from MedImmune, and remain subject to the payment obligations, set forth in the MedImmune agreement. If we terminate the agreement, with respect to either KTN3379 products or follow-on products, for safety or efficacy reasons, or if MedImmune terminates the agreement, in whole or with respect to either KTN3379 products or follow-on products, due to our insolvency proceeding or, with respect to either KTN3379 products or follow-on products, due to our material uncured breach, our rights with respect to the applicable category of products would terminate and, solely in the case of termination with respect to KTN3379 products, we would assign specified intellectual property to MedImmune and, if requested by MedImmune, enter into negotiations with MedImmune regarding a license under certain other intellectual property controlled by us for MedImmune to develop and commercialize KTN3379 products.

Assignment

        There are limits on our ability to assign our rights or obligations under the MedImmune agreement to a third party who is then developing or commercializing a pharmaceutical product that contains an antibody and operates by targeting ErbB3, which we refer to as a competing product. For example, if a third party assignee has a competing product, in certain cases we may only assign the MedImmune agreement without the consent of MedImmune if that assignee divests its competing product within a year of its acquisition of us.

License Agreement with Spirogen Developments LP and Spirogen SARL (Bermuda Branch), subsidiaries of AstraZeneca AB

        In May 2013, we entered into a license agreement with Spirogen Developments LP and Spirogen SARL (Bermuda Branch), or collectively Spirogen, which we refer to as the Spirogen agreement, relating to antibody-drug conjugate warhead and linker technology for the development of an antibody-drug conjugate targeting KIT, which we refer to as the initial target, or, as described below, the ALK tyrosine kinase receptor, which we refer to as the alternative target.

Licensed Rights

        Under the Spirogen agreement, we were granted an exclusive worldwide license, with the right to sublicense, under specified patent rights and know-how relating to specified compounds that are owned or controlled by Spirogen, in order to make and have made, use, sell, offer for sale, and import products, which we refer to collectively as targeting products, containing a Spirogen compound conjugated to an antibody with specified properties that binds in a specified manner to the initial target or instead, if we so elect, the alternative target. We may elect to pursue the ALK target instead of the KIT target no later than the earlier to occur of completion of preclinical toxicology, including data analysis, with respect to a conjugating antibody, and a specified date.

        If we elect to pursue the alternative target, we have agreed no longer to be licensed, or pursue work, with respect to targeting products including a conjugating antibody that specifically binds the initial target, and instead to be licensed with respect to targeting products including a conjugating antibody that specifically binds the alternative target, using materials provided by Spirogen.

Development and Commercialization Responsibilities

        Under the Spirogen agreement, we have agreed to a work plan setting forth services to be provided to us by Spirogen, for which we pay an hourly rate. Spirogen and we have agreed to use diligent efforts, as defined in the Spirogen agreement, to complete the activities described in the work plan, which activities are still ongoing.

        We have agreed to use diligent efforts, as defined in the Spirogen agreement with respect to development and commercialization and to submit an investigational new drug application to the FDA, or a foreign equivalent, by May 2016 (if we do not elect to pursue the alternative target) or 36 months after we elect to pursue the alternative target, as the case may be.

Financial Terms

        We issued 2,500,000 shares of our series C convertible preferred stock to Spirogen SARL (Bermuda Branch) following execution of the Spirogen agreement.

        Under the Spirogen agreement, we have also agreed to issue to Spirogen an aggregate of $22.0 million in shares of our common stock, determined based on the market price of our common stock for the 30 days preceding achievement of the applicable milestone, if we achieve specified clinical milestones with respect to a targeting product. We have the right, at our election, to pay $20.0 million of the aggregate value of the milestones in cash. Thereafter, we have agreed to issue to Spirogen an aggregate of $5.0 million in shares of our common stock, or, at our election, to pay such amount in cash, if we achieve a specified clinical milestone with respect to each new indication for a targeting product. We have also agreed to pay Spirogen an aggregate of $50.0 million in cash if we achieve a specified regulatory milestone, and an aggregate of $25.0 million in cash in the event we achieve a specified commercial milestone with respect to each targeting product.

        In addition, we have agreed to pay a royalty on net sales of targeting products by us, our affiliates and our sublicensees equal to a mid single-digit percentage, which is subject to reduction in specified situations. These royalties are payable on a product-by-product and country-by-country basis until the later to occur of the expiration of the issued patents or certain pending patent applications licensed to us by Spirogen relating to the relevant targeting product and the expiration of regulatory exclusivity granted by a regulatory authority based on the Spirogen compound.

Term and Termination

        Unless earlier terminated, the Spirogen agreement will expire on a product-by-product and country-by-country basis upon the expiration of all royalty periods for targeting products in the relevant country. Upon expiration of the Spirogen agreement on this basis, our licenses with respect to know-how shall become fully paid-up, perpetual, irrevocable, royalty-free licenses.

        Either we or Spirogen may terminate the Spirogen agreement if the other party materially breaches the agreement and the breach remains uncured for a specified period. We may also terminate the agreement for convenience following a specified notice period. If we terminate the agreement due to Spirogen's material uncured breach, we will retain the licenses from Spirogen set forth in the Spirogen agreement and will remain subject to reduced payment obligations.

Manufacturing

        We do not have any manufacturing facilities. We produce in our laboratory very small quantities of antibodies for evaluation in our research programs. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. We do not have any long-term supply arrangements, other than our agreement for preclinical and clinical supplies of KTN0158 with Lonza Sales AG, or Lonza, described below. Manufacturing biologics, such as antibodies, is complex, especially in large quantities. Manufacturing antibody drug conjugates adds to this complexity. Biologic products must be made consistently and in substantial compliance with a clearly defined manufacturing process. We have not scaled up the manufacturing process for any of our product candidates.

KTN3379

        Under our MedImmune agreement described above, MedImmune assigned to us its existing inventory of KTN3379 and KTN3379 products and agreed to manufacture for us certain additional quantities of KTN3379. We believe our current supplies of KTN3379, together with additional quantities that we plan to obtain from MedImmune, will be sufficient for Phase 2 clinical trials of KTN3379. We have identified a possible alternative supplier of drug substance for KTN3379 and plan to engage with MedImmune in a technology transfer process with this potential alternative manufacturer. The process of transferring the manufacturing technology from MedImmune to this other third party manufacturer is complicated. This new third party manufacturer will need to establish its own processes to replicate those used by MedImmune.

KTN0158

License Agreement with Lonza Sales AG

        In March 2012, we entered into a development and manufacturing services agreement with Lonza, which we amended in August 2012, December 2012, July 2013, December 2013, April 2014 and June 2014. We refer to this agreement, as amended, as the Lonza manufacturing agreement. Also in March 2012, we entered into a license agreement with Lonza, which we amended in October 2013. We refer to this agreement, as amended, as the Lonza license agreement. We refer to the Lonza license agreement and the Lonza manufacturing agreement as the Lonza agreements.

Licensed Rights

        Under the Lonza license agreement, we were granted a worldwide nonexclusive license, with the right to sublicense subject to Lonza's prior written consent, which cannot be unreasonably withheld, delayed or conditioned. Under Lonza's interest in specified patent rights and know-how relating to two gene expression and cell culture systems, to develop, make, use, sell, offer for sale, market, import and export products that contain antibodies expressed using our cell line for a human antibody and that are constructed for us by Lonza pursuant to the Lonza manufacturing agreement. We refer to these products as antibody products. We and Lonza will agree upon the designation of certain antibodies under the Lonza license agreement as antibody products. Under the amendment that we entered into in October 2013, we agreed that KTN0158 would be an antibody product subject to the Lonza license agreement. To date, we have received materials that do not comply with current good manufacturing practices, or cGMP, from Lonza, to complete toxicity studies. We have not received cGMP compliant materials to be used in clinical trials. Lonza is not responsible for fill/finish processing for KTN0158.

Development and Manufacturing

        Under the Lonza manufacturing agreement, Lonza agreed to provide certain preclinical and clinical development and manufacturing services with respect to antibody products on a fee-for-service basis. As of July 2014, we have paid to Lonza approximately $2.0 million under the Lonza manufacturing agreement for such services. Lonza has also agreed to arrange, at our request, for a specified third party to perform gene optimization services for us, for which we have agreed to pay a modest one-time license fee.

        In connection with the Lonza manufacturing agreement, we also agreed to enter into a technology transfer agreement to address the situation where during the term of or upon the expiration or termination of the Lonza manufacturing agreement, we wish to manufacture antibody products, or any part thereof for the production of antibody products, either at our own facility or at that of a third party, Lonza would transfer to us, or a party designated by us, the technology necessary to manufacture the antibody products, subject to the payment of a fee to be negotiated.

License Agreement Financial Terms

        Under the Lonza license agreement, we have agreed to make one-time payments to Lonza of £100,000 if we achieve a specified regulatory milestone with respect to each product that is manufactured by Lonza. We have also agreed to pay a tiered royalty on annual worldwide net sales of each such product by us, our affiliates and our sublicensees, in a range of low single-digit percentages, until ten years after the first commercial sale of the relevant product.

        We have also agreed to pay to Lonza an annual fee of £300,000 for each sublicense of Lonza's intellectual property that we enter into with a competing contract manufacturer, unless the sublicense results from a material failure by Lonza to perform its manufacturing obligations to us or refusal by Lonza to perform manufacturing services on commercially reasonable terms, until the sublicensee no longer manufactures the relevant product or, if earlier, ten years after the first commercial sale of the relevant product.

Term and Termination

        Unless earlier terminated, the Lonza license agreement will expire on a product-by-product and country-by-country basis upon the later to occur of the expiration of Lonza's patent rights and the date on which Lonza's know-how is no longer secret. Upon expiration of the term of the Lonza license agreement with respect to each product, our license will become fully paid-up and sublicenseable.

        Either we or Lonza may terminate the Lonza license agreement if the other party is subject to certain insolvency proceedings or materially breaches the agreement and the breach remains uncured for a specified period. We may also terminate the agreement for convenience, either in whole or on a product-by-product basis, following a specified notice period. Lonza may terminate the Lonza license agreement following a specified notice period if we challenge, or assist any third party in challenging, the validity of any of the licensed patent rights.

        Unless earlier terminated, the Lonza manufacturing agreement will expire on the later to occur of March 2017 or the full completion of all of Lonza's services under the Lonza manufacturing agreement. Either we or Lonza may terminate the Lonza manufacturing agreement in the event the services cannot be completed for scientific or technical reasons, or are rendered impossible for specified reasons beyond our reasonable control, in each case following a specified period.

        We may terminate any project being pursued under the Lonza manufacturing agreement in the event we elect not to continue pursuing the development or regulatory approval of the relevant product because we believe in good faith, based on the actual or expected clinical merits of the product, that the product will not be approved.

        Either we or Lonza may terminate the Lonza manufacturing agreement if the other party is subject to certain insolvency proceedings or materially breaches the agreement and the breach remains uncured for a specified period. We may also terminate the agreement for convenience, either in whole or on a project-by-project basis, following a specified notice period. In the event of a termination for convenience, we have agreed to pay to Lonza a tiered termination fee determined in accordance with the terms of the Lonza manufacturing agreement.

KIT-ADC

        We rely on Lonza for the supply of the KTN0158 that we use in our KIT-ADC program. We currently purchase the PBD cytotoxic that we license from Spirogen and that we are conjugating with KTN0158 in our KIT-ADC program from another third party manufacturer on a purchase order basis.

        In addition, we contract with fill and finish providers on a purchase order basis to meet our needs. We believe that there are a number of potential replacements for these fill and finish providers should any of them become unavailable to us.

Commercialization

        We have not yet established a sales and marketing organization because our product candidates are still in preclinical or early clinical development. We have retained commercialization or co-commercialization rights for all of our development programs. We plan to build our own focused, specialized sales and marketing organization to support the commercialization in the United States of product candidates for which we receive marketing approval and that can be commercialized with such capabilities. We believe that such an organization will be able to address the community of specialists in treating the patient populations for which our product candidates are being developed. We expect to utilize a variety of types of collaboration, co-promotion, distribution and other marketing arrangements with one or more third parties to commercialize our product candidates in markets outside the United States or for situations in which a larger sales and marketing organization is required.

        We plan to build key capabilities, such as marketing, market access, sales management and medical affairs, to implement marketing and medical strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with thought leaders in relevant fields of medicine.

Competition

        The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

        Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

        The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the, the level of generic competition and the availability of reimbursement from government and other third party payors.

        Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third party payors seeking to encourage the use of generic products. There are generic products currently on the market for certain of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our product candidates are approved, we expect that they will be priced at a significant premium over competitive generic products.

        The most common methods of treating patients in oncologic indications are surgery, radiation and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While certain of our product candidates may compete with many existing drug and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, those product candidates will not be competitive with them. Some of the currently approved drug therapies are branded and subject to patent protection, and others are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third party payors. In general, although there has been considerable progress over the past few decades in the treatment of cancer and the currently marketed therapies provide benefits to many patients, these therapies all are limited to some extent in their efficacy and frequency of adverse events, and none of them are successful in treating all patients. As a result, the level of morbidity and mortality from cancer remains high.

        In addition to currently marketed drugs, there are also a number of products in late stage clinical development for the treatment of oncologic indications and inflammatory disease. These products in development may provide efficacy, safety, convenience and other benefits that are not provided by currently marketed therapies. As a result, they may provide significant competition for any of our product candidates for which we obtain market approval.

        If any of our product candidates are approved for the indications for which we are currently undertaking or expect to conduct clinical trials, they will compete with the foregoing therapies and the currently marketed drugs and potentially the drugs in development discussed below. It is also possible that we will face competition from other biologic or pharmaceutical approaches as well as from other types of therapies.

KTN3379

        There are a large number of pharmaceutical and biotechnology companies developing or marketing treatments for cancer which would be competitive with the product candidates that we are developing for the treatment of cancer if our product candidates are approved. Many of these companies are developing cancer therapeutics that work by targeting RTKs, including the ErbB3 RTK. Although there are currently marketed drugs that have activity against ErbB3 through their targeting of EGFR and ErbB2, including GlaxoSmithKline plc.'s Tykerb (lapatinib) and Boehringer Ingelheim's Gilotrif (afatinib), no currently marketed drug directly targets ErbB3. Companies developing biologics that target ErbB3 include Amgen Inc., GlaxoSmithKline plc., Novartis AG, or Novartis, F. Hoffmann—La Roche Ltd., Regeneron Pharmaceuticals, Merrimack Pharmaceuticals, Inc. and Aveo Pharmaceuticals, Inc. Amgen Inc. is beginning Phase 3 clinical development of patritumab, an antibody that targets the inhibition of ErbB3.

KTN0158

        There are no currently approved drugs indicated for patients afflicted with NF1. There are currently no marketed antibodies, and we are not aware of any antibodies in clinical development, that specifically target the KIT RTK. However, there are approved small molecule drugs that target the KIT RTK, including Gleevec (imatinib) and Tasigna® (nilotinib) marketed by Novartis, Sutent (sunitinib) marketed by Pfizer, Inc. and Nexavar® (sorafenib) co-marketed by Bayer AG and Onyx Pharmaceuticals, Inc. These drugs are being evaluated for the treatment of NF1. In addition, AB Science S.A., is developing masitinib, a small molecule drug which targets the KIT RTK, which is approved for use in animals, and is in various stages of clinical development for several cancer indications as well as inflammatory disease indications.

        There are also other companies developing treatments for NF1 that target the MEK kinase, including drugs under development by AstraZeneca and Pfizer. In addition, we are aware of pharmaceutical and biotechnology companies developing drugs for the treatment of mast cell related diseases.

KIT-ADC

        There are a large number of pharmaceutical and biotechnology companies developing or marketing treatments for the cancers that we are seeking to address in our KIT-ADC program.

Government Regulation

        Government authorities in the United States and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. Obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, requires the expenditure of substantial time and financial resources.

Review and Approval of Drugs and Biologics in the United States

        Our monoclonal antibody products will be regulated as biological products, or biologics, under the Public Health Service Act, or PHSA, and also the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. Our small molecule products will be regulated by the FDA as drugs under the FDCA. The failure to comply with these laws and other applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice, or DOJ, or other governmental entities.

        An applicant seeking approval to market and distribute a new drug or biologic product in the United States must typically undertake the following:

  •
  completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA's good laboratory practice, or GLP, regulations;

  •
  submission to the FDA of an investigational new drug application, or IND, which must take effect before human clinical trials may begin;

  •
  approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

  •
  performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed product for each indication;

  •
  preparation and submission of an NDA for a drug and a BLA for a biologic to the FDA;

  •
  review of the product by an FDA advisory committee, where appropriate or if applicable;

  •
  satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity;

  •
  satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of clinical data;

  •
  payment of user fees and securing FDA approval of the NDA and new drug product or the BLA and licensure of the new biologic product; and

  •
  compliance with any post-approval requirements, including risk evaluation and mitigation strategies, or REMS, and any post-approval studies required by the FDA.

Preclinical Studies and an IND

        Preclinical studies include laboratory evaluation of the purity and stability of the product, as well as in vitro and animal studies to assess the safety of the product for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive toxicology and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Human Clinical Studies in Support of an NDA or BLA

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

        In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with the FDA regulations.

        A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or BLA so long as the clinical trial is conducted in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki or the laws and regulations of the country or countries in which the clinical trial is performed, whichever provides the greater protection to the participants in the clinical trial.

        Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

  Phase 1: The product is initially introduced into a small number of healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

  Phase 2: The product is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

  Phase 3: Phase 3 clinical trials are commonly referred to as "pivotal" trials, which typically denotes a trial which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a product. The product is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

        Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

        Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug or biologic has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

        Sponsors of clinical trials for investigational products must publicly disclose certain clinical trial information, including detailed trial design and trial results in public databases maintained by the National Institutes of Health, or NIH, at ClinicalTrials.gov. These requirements are subject to specific timelines and apply to most controlled clinical trials of FDA-regulated products.

Compliance with cGMP Requirements

        Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

        Manufacturers and others involved in the manufacture and distribution of products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA. Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Inspections must follow a "risk-based schedule" that may result in certain establishments being inspected more frequently. Manufacturers may also have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated.

Submission of an NDA or BLA to the FDA

        Assuming successful completion of required clinical testing and other requirements, the results of the preclinical and clinical studies, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval of the drug or biologic product, for one or more indications. Under federal law, the submission of most applications is additionally subject to an application user fee, currently exceeding $2.1 million, and the sponsor of an approved application is also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,600 per establishment. These fees are typically increased annually.

        The FDA conducts a preliminary review of an application within 60 days of its receipt and informs the sponsor by the 74th day after the FDA's receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for "priority review" products are meant to be reviewed within six months of filing.

        The review process may be extended by the FDA for various reasons, including for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

        The FDA may also refer an application for a product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy and Priority Review Designations

        The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

        Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product's application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA's time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

        Second, in 2012, Congress enacted the Food and Product Administration Safety and Innovation Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as "breakthrough therapies." A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

        Third, the FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case- by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA's goal for taking action on a marketing application from ten months to six months.

Accelerated Approval Pathway

        The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

        For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

        The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

        The accelerated approval pathway is usually contingent on a sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product's clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

FDA's Decision on an Application

        Under the FDCA, the FDA may approve an NDA if it determines that the drug product is safe and effective for its intended use. Under the PHSA, the FDA may approve an BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent.

        On the basis of the FDA's evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with detailed prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the application, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

        If the FDA approves a new product, it may limit the approved indications for use of the product. It may also require that contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product's safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

        Pharmaceutical products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

        A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer's tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency, and effectiveness of pharmaceutical products.

        In addition, changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

        The FDA may withdraw the approval of a drug or license for a biologic if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with the manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

  •
  restrictions on the marketing or manufacturing of the product, including complete withdrawal of the product from the market or product recalls;

  •
  fines, warning letters or holds on post-approval clinical trials;

  •
  refusal of the FDA to approve pending NDAs or BLAs, or supplements to approved NDAs or BLAs, or suspension or revocation of product license approvals;

  •
  product seizure or detention, or refusal to permit the import or export of products; or

  •
  injunctions or the imposition of civil or criminal penalties.

        The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Abbreviated New Drug Applications for Generic Drugs

        In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug, or RLD.

        Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. At the same time, the FDA must also determine that the generic drug is "bioequivalent" to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.

        Upon approval of an ANDA, the FDA indicates whether the generic product is "therapeutically equivalent" to the RLD in its publication "Approved Drug Products with Therapeutic Equivalence Evaluations," also referred to as the "Orange Book." Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA's designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

        Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA may not be submitted to the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

Hatch-Waxman Patent Certification and the 30-Month Stay

        Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant's product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval.

        Specifically, the applicant must certify with respect to each patent that:

  •
  the required patent information has not been filed;

  •
  the listed patent has expired;

  •
  the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

  •
  the listed patent is invalid, unenforceable or will not be infringed by the new product.

        A certification that the new product will not infringe the already approved product's listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicate that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

        If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

Biosimilars and Exclusivity

        The 2010 Patient Protection and Affordable Care Act, which was signed into law on March 23, 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009 or BPCIA. That Act established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. To date, no biosimilar or interchangeable biosimilar has been licensed under the BPCIA, although biosimilars have been approved in Europe. The FDA has issued several draft guidance documents outlining an approach to review and approval of biosimilars. Those guidances are expected to be finalized sometime in 2014.

        Under the Act, a manufacturer may submit an application for licensure of a biologic product that is "biosimilar to" or "interchangeable with" a previously approved biological product or "reference product." In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

        Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

Orphan Designation and Exclusivity

        Under the Orphan Product Act, the FDA may designate a drug or biologic product as an "orphan product" if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a product available in the United States for treatment of the disease or condition will be recovered from sales of the product. A company must request orphan product designation before submitting an NDA or a BLA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

        If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product will be entitled to orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Pediatric Studies and Exclusivity

        Under the Pediatric Research Equity Act of 2003, an NDA or BLA, or supplement thereto, must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the FDASIA in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA's internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

        The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

        Pediatric exclusivity is a type of non-patent exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA or BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA's request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot accept or approve a biosimilar application.

Patent Term Restoration and Extension

        A patent claiming a new drug or biologic product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product's approval date. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Review and Approval of Drugs and Biologics in the European Union

        In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

        Pursuant to the European Clinical Trials Directive, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial after a competent ethics committee has issued a favorable opinion. Clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the European Clinical Trials Directive and corresponding national laws of the member states and further detailed in applicable guidance documents.

        To obtain marketing approval of a product under European Union regulatory systems, an applicant must submit a marketing authorization application, or MAA, either under a centralized or decentralized procedure.

        The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

        Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

        The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state designated by the applicant, known as the reference member state. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment report and drafts of the related materials within 210 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report and related materials, each concerned member state must decide whether to approve the assessment report and related materials.

        If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the European Commission, whose decision is binding on all member states.

Data and Market Exclusivity in the European Union

        In the European Union, new chemical entities qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator's data to assess a generic (abbreviated) application for eight years, after which generic marketing authorization can be submitted, and the innovator's data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the sponsor is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company can complete a full MAA with a complete database of pharmaceutical test, preclinical tests and clinical trials and obtain marketing approval of its product.

Pharmaceutical Coverage, Pricing and Reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may receive regulatory approval by the FDA and other government authorities. In the United States and in other countries, sales of any products for which we receive regulatory approval for commercial sales will depend, in part, on the availability of coverage and adequate reimbursement from third party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

        In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Third party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

        The containment of healthcare costs has become a priority of federal and state and foreign governments, and the prices of pharmaceuticals have been a focus in this effort. Third party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. The federal government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

        As a result, the marketability of any of our product candidates that receive regulatory approval for commercial sale may suffer if the government or other third party payors fail to provide coverage and adequate reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and will likely continue to increase the pressure on product pricing. Coverage policies, third party reimbursement rates and product pricing regulation may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products that receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

        In the European Union and other foreign countries, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed upon. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Price controls or reimbursement limitations for pharmaceuticals in foreign countries may not allow for favorable reimbursement and pricing arrangements for any of our product candidates that may be approved for sale.

Federal and State Fraud and Abuse and Data Privacy and Security Laws and Regulations

        In addition to FDA restrictions on marketing of pharmaceutical products, federal and state fraud and abuse laws restrict business practices in the pharmaceutical industry. These laws include anti-kickback and false claims laws and regulations as well as data privacy and security laws and regulations. The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

        The reach of the Anti-Kickback Statute was also broadened by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively ACA, which, among other things, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. ACA also created new federal requirements for reporting, by applicable manufacturers of covered products, payments and other transfers of value to physicians and teaching hospitals.

        The federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of products for unapproved, and thus non-reimbursable, uses. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

        In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH and the omnibus rule make HIPAA's privacy and security standards directly applicable to "business associates," defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

        Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, and the curtailment or restructuring of our operations. To the extent that any of our product candidates receive approval and are sold in a foreign country, we may be subject to foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Impact of Healthcare Reform on Coverage, Reimbursement, and Pricing

        In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and/or affect our ability to profitably sell any product candidates for which we obtain marketing approval.

        In the United States, the Medicare Prescription Product, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program and provided authority for limiting the number of products that will be covered in any therapeutic class thereunder. The MMA, including, without limitation, its cost reduction initiatives, could limit the coverage of and reduce the reimbursement rate that we receive for any of our approved products. Furthermore, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

        ACA, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription product products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare industry, impose new taxes and fees on pharmaceutical manufacturers, and impose additional health policy reforms, any or all of which may affect our business. A significant number of provisions are not yet, or have only recently become, effective, but ACA is likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

        Other legislative changes have also been proposed and adopted since ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions in Medicare payments to providers of up to 2% per fiscal year, starting in 2013, and the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding.

        We expect that ACA, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

Employees

        As of June 30, 2014, we had 37 employees, 35 of whom were employed on a full-time basis, including a total of nine with Ph.D. or M.D. degrees. Of these 37 employees, 26 are engaged in research and development. None of our employees is represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

        Our corporate headquarters are located in New Haven, Connecticut, where we lease 17,741 square feet of office and laboratory space under a lease that expires April 2016. We have two renewal options under the lease, after April 2016, the first for an additional three-year term and the second for an additional two-year term.

Legal Proceedings

        On March 30, 2011, European Patent No. 1355658, or the '658 patent, entitled "Anti HER3 Antibody For Diagnosis, Prevention and Treatment of Hyperproliferative Diseases," was granted to Max-Planck-Gesellschaft Zur Förderung Der Wissenschaften E.V., or Max-Planck. In December 2011, an opposition was filed in the Opposition Division of the European Patent Office by five opponents, including MedImmune, seeking to have the '658 patent revoked. During oral proceedings on September 12, 2013, the Opposition Division revoked the '658 patent in its entirety. Max-Planck has appealed this decision and final resolution of the opposition proceeding will likely take a number of years. We do not know if the appeal will succeed, or, if successful, whether the scope of claims, post-appeal, would be relevant to our activities. While we are not a named opponent, pursuant to our agreement with MedImmune, we now control MedImmune's participation as an opponent in the proceeding. See "Business—Intellectual Property—Other" for additional information.

        We are not currently a party to any other material legal proceedings.

MANAGEMENT

        The following table sets forth the name, age as of August 7, 2014 and position of each of our executive officers and directors.

Name	Age	Position
Gerald McMahon, Ph.D.	60	President, Chief Executive Officer and Director
Jane V. Henderson.	49	Senior Vice President, Chief Financial and Business Officer
Theresa M. LaVallee, Ph.D.	47	Vice President, Translational Medicine
Carolyn Sidor, M.D.	67	Senior Vice President, Clinical and Regulatory Affairs and Chief Medical Officer
Arthur G. Altschul, Jr.	50	Chairman of the Board of Directors
Joseph Schlessinger, Ph.D.	69	Director
Axel Bolte	42	Director
K. Peter Hirth, Ph.D.	63	Director
Paul Medeiros	52	Director
Thomas B. Neff	60	Director
Daniel R. Vlock, M.D.	62	Director

(1)
Member of the Audit Committee
(2)
Member of the Compensation Committee
(3)
Member of the Nominating and Corporate Governance Committee

        Gerald McMahon, Ph.D. has served as a member of our board of directors and as our President and Chief Executive Officer since May 2012. Prior to joining Kolltan, Dr. McMahon served as Senior Vice President of Oncology at MedImmune LLC, a wholly owned subsidiary of the healthcare company AstraZeneca AB, or AstraZeneca, from October, 2010 to May, 2012. From 2006 to 2008, Dr. McMahon served as the Chairman and Chief Executive Officer of the pharmaceutical company NeoRx Corp. From 2008 to 2011, Dr. McMahon served as the Chairman and Chief Executive Officer of Poniard Pharmaceuticals, Inc. In addition, Dr. McMahon has served as a member of the board of directors of Oxigene, Inc., a publicly-held biotechnology company, since September 2011. Previously, Dr. McMahon served as a business executive in the healthcare and biotechnology industries at companies such as Pfizer Inc., Pharmacia Corporation, and Sandoz, Inc. Dr. McMahon holds a B.S. in biology and a Ph.D. in biochemistry from Rensselaer Polytechnic Institute. Dr. McMahon has held post-graduate appointments at Tufts Medical School, New England Medical Center and the Massachusetts Institute of Technology. We believe that Dr. McMahon is qualified to serve on our board of directors due to his scientific training and qualifications and the skills and experience he has developed in the life sciences industry during his extensive career as an executive at other pharmaceutical and biotechnology companies.

        Jane V. Henderson has served as our Senior Vice President, Chief Financial and Business Officer since April 2014 and served as our Senior Vice President, Chief Business Officer from February 2013 to April 2014. Prior to joining Kolltan, Ms. Henderson served as the Vice President, Business Development of ISTA Pharmaceuticals, Inc., an eye care company, from June 2010 until it was acquired in June 2012. From September 2009 to June 2010, Ms. Henderson served as the Executive Vice President, Chief Financial Officer and Head of Business Development of Axerion Pharmaceuticals, Inc. From January 2008 to February 2009, Ms. Henderson served as the Executive Vice President, Chief Financial Officer and Chief Business Officer of Panacos Pharmaceuticals, Inc. Prior to that, Ms. Henderson served in a variety of senior investment banking roles at HSBC Holdings PLC, Canadian Imperial Bank of Commerce, Lehman Brothers and Salomon Brothers. Ms. Henderson has also served as a member of the board of directors of Eleven Biotherapeutics, Inc., a publicly-held biotechnology company, since October 2013. Ms. Henderson holds a B.S. in psychology from Duke University.

        Theresa M. LaVallee, Ph.D. has served as our Vice President, Translational Medicine since April 2013. Prior to joining Kolltan, Dr. LaVallee served as Senior Director, Translational Medicine at MedImmune LLC, a wholly owned subsidiary of the healthcare company AstraZeneca, from April 2008 to April 2013. From 1998 to 2008, Dr. LaVallee served in a number of positions in the healthcare industry, including Senior Director, Cell Biology, at Casi Pharmaceuticals, Inc., formerly EntreMed Inc. Dr. LaVallee holds a Ph.D. from the University of California, Los Angeles and a B.A. in biochemistry from the University of California, Santa Barbara. Dr. LaVallee completed postdoctoral research at the American Red Cross Holland Laboratory.

        Carolyn F. Sidor, M.D., M.B.A. has served as our Senior Vice President, Clinical and Regulatory Affairs and Chief Medical Officer since August 2013. Prior to joining Kolltan, Dr. Sidor was a consultant to various companies in the biotechnology industry from June 2012 to August 2013. From 2001 to 2012, Dr. Sidor was employed at Casi Pharmaceuticals, formerly EntreMed, a pharmaceutical company, where she served as Vice President and Chief Medical Officer. From 1993 to 2001, Dr. Sidor served as Vice President, Scientific and Medical Development at Cato Research Ltd., a contract research organization. Prior to joining Cato, Dr. Sidor had a full time hematology/medical oncology practice at Lankenau Hospital in Philadelphia, Pennsylvania. Dr. Sidor holds an M.D. from Thomas Jefferson University, an M.B.A. from the University of Delaware and a B.S. from the New York State College of Forestry at Syracuse University.

        Arthur G. Altschul, Jr. is a co-founder of our company and has served as Chairman or Co-chairman of our board of directors since our inception in November 2007 and as our Executive Chairman since December 2008. Mr. Altschul was involved in the founding of FibroGen Inc., a private pharmaceutical company, and is a founder and Managing Member of Diaz & Altschul Capital Management, LLC, a private investment advisory company, and Chairman of Overbrook Management Corporation, a private investment advisory firm. Mr. Altschul served as a member of the board of directors of Medicis Pharmaceutical Corporation, a publicly-held pharmaceutical company, from 1992 until it was acquired by Valeant Pharmaceuticals International in December 2012. From 1992 to 1996, Mr. Altschul worked at SUGEN, Inc., a pharmaceutical company. Prior to 1992, Mr. Altschul worked in the Equity and Fixed Income Trading departments of Goldman, Sachs & Co., was a founding limited partner of The Maximus Fund, LP, and worked in the Equity Research department at Morgan Stanley & Company. Mr. Altschul has served as a member of the board of directors of General American Investors Company, Inc., a publicly-held investment fund, since 1995. Mr. Altschul also serves as a member of the boards of directors of The Overbrook Foundation and The Child Mind Institute, and is a Trustee of The Neurosciences Research Foundation, Inc. Mr. Altschul holds a B.S. from Columbia University in computer science. We believe that Mr. Altschul is qualified to serve as the Chairman of our board of directors because of his diverse business background in finance, wealth management and the pharmaceutical industry and his many years of service as a director of our company.

        Joseph Schlessinger, Ph.D. is a co-founder of our company and has served as a member of our board of directors and Chairman of our scientific advisory board since our inception in November 2007. Dr. Schlessinger has served as the Chairman of the Department of Pharmacology and the William Prusoff Professor at Yale School of Medicine since December 2001, and as the founding Director of the Cancer Biology Institute at Yale and Chief Scientist of Yale Cancer Center since December 2010. From 1990 to 2001, Dr. Schlessinger served as Chairman of the Department of Pharmacology and the Helen and Milton A. Kimmelman Professor at New York University Medical Center. Dr. Schlessinger also served as the Director of the Skirball Institute of New York University from 1998 until 2001. Before co-founding our company, Dr. Schlessinger co-founded the pharmaceutical companies SUGEN, Inc. in 1991 and Plexxikon, Inc. in 2001. From 1980 to 1991, Dr. Schlessinger served as the Ruth and Leonard Simon Professor of Cancer Research in the Department of Chemical Immunology at

the Weizmann Institute of Science, Rehovot, Israel. Dr. Schlessinger has authored or co-authored over 475 scientific articles and papers on pharmacology and cancer biology, many of which relate to tyrosine kinase signaling. He is a member of the National Academy of Science, a fellow of the American Academy of Arts and Sciences, a member of the Institute of Medicine of the National Academies, a member of the European Molecular Biology Organization, and a foreign member of the Russian Academy of Science. He is on the editorial boards of the academic journals Cell, Molecular Cell, European Molecular Biology Organization Journal and Journal of Cell Biology. Dr. Schlessinger also serves as a member of the board of directors of StemRad Ltd., a technology company. Dr. Schlessinger holds a Ph.D. in biophysics from the Department of Chemical Physics at the Weizmann Institute in Rehovot, Israel and an M.Sc. in chemistry and a B.Sc. in chemistry and physics from the Hebrew University in Jerusalem, Israel. We believe Dr. Schlessinger is qualified to serve on our board of directors because of his academic expertise, extensive experience as an entrepreneur in the life sciences industry and many years of service as a director of our company.

        Axel Bolte has served as a member of our board of directors since October 2008. Since March 2003, Mr. Bolte has served as investment advisor to HBM Partners AG, a provider of investment advisory services in the life sciences industry. From March 2001 to February 2003, Mr. Bolte was an investment manager of NMT New Medical Technologies AG, a Swiss venture capital company focused on life sciences. Prior to joining NMT New Medical Technologies AG, Mr. Bolte served as a scientist at Serono SA, a biotechnology company. He currently serves or has served on the board of directors of several biotechnology companies, including Newron Pharmaceuticals SpA, Nabriva Therapeutics AG, Ophthotech Corporation, PTC Therapeutics, Inc., MPex Pharmaceuticals, Inc., and Lux Biosciences, Inc. Mr. Bolte holds an M.B.A. from the University of St. Gallen, Switzerland and a degree in biochemistry from the Swiss Federal Institute of Technology, Zurich, Switzerland. We believe that Mr. Bolte is qualified to serve on our board of directors because of his many years of service as one of our directors, his extensive experience as a venture capital investor in the life sciences industry and his service on the boards of directors of other life sciences companies.

        K. Peter Hirth, Ph.D. has served as a member of our board of directors since March 2009. Dr. Hirth co-founded Plexxikon, Inc., a pharmaceutical company, and served as its Chief Executive Officer from May 2001 to May 2013, when it was acquired by Daiichi Sankyo Group. Dr. Hirth served in a variety of positions, including president, at SUGEN, Inc., a publicly-held pharmaceutical company, from 1992 until its acquisition by Pharmacia Corporation in 1999. Prior to joining SUGEN, Inc., Dr. Hirth served as vice president of research at Boehringer Mannheim, a pharmaceutical company. Dr. Hirth has also served as a member of the board of directors of Spinomix SA, a healthcare company, since May 2014. Dr. Hirth holds a Ph.D. in molecular genetics from Heidelberg University, Germany. We believe that Dr. Hirth is qualified to serve on our board due to his extensive executive leadership experience and his knowledge of the life sciences industry.

        Paul Medeiros has served as a member of our board of directors since August 2013. Since November 2011, Mr. Medeiros has served as Head of Corporate and Business Development at Mundipharma International Ltd., a pharmaceutical company. Mr. Medeiros served as Senior Vice President and Chief Business Officer of AVI BioPharma, Inc., now Sarepta Therapeutics Inc., a biopharmaceutical company, from May 2009 to October 2011 and as its Secretary from April 2010 to May 2011. From 1996 to 2008, Mr. Medeiros served as Vice President, Global Licensing and Strategic Alliances for Schering-Plough Corporation, where he led worldwide product licensing and strategic partnering initiatives in specialist product categories. Mr. Medeiros began his biopharmaceutical career at Merck & Company, where he held positions in new product planning and worldwide marketing. Mr. Medeiros holds an M.B.A. from Columbia Business School and an A.B. from Brown University. We believe that Mr. Medeiros is qualified to serve on our board due to his extensive executive leadership experience and his knowledge of the life sciences industry.

        Thomas B. Neff has served as a member of our board of directors since March 2010. Mr. Neff founded FibroGen, Inc., a biotechnology company, and has served as its Chief Executive Officer and Chairman since its inception in 1993. Prior to founding FibroGen, Inc., Mr. Neff focused on investing in royalty rights to pharmaceutical drug products, commencing with two investment partnerships founded in 1993 and 1994. From 1988 to 1992, Mr. Neff served as a senior vice president at Lazard Frères & Co., an investment banking firm. Mr. Neff holds a B.A. from Claremont McKenna College, where he remains a trustee. Subsequently, he studied economics and finance at the University of Chicago Graduate School of Business. We believe that Mr. Neff is qualified to serve on our board due to his extensive executive leadership experience and his knowledge of the life sciences industry.

        Daniel R. Vlock, M.D. has served as a member of our board of directors since April 2014. Dr. Vlock co-founded Alopexx Enterprises LLC, a healthcare company, and has served as its Chief Executive Officer since its inception in October 2011. Dr. Vlock has also served as Chief Executive Officer of Alopexx Pharmaceuticals, LLC, a biotechnology investment company, since 2006. Dr. Vlock has held senior-level positions at several pharmaceutical and biotechnology companies, including Ariad Pharmaceuticals, Inc., GPC Biotech, Inc. and Pharmacia Corporation. In addition, Dr. Vlock has held leadership positions at Ethicon Endo-Surgery, a subsidiary of the healthcare company Johnson & Johnson Company, and Boehringer Ingelheim Pharmaceuticals, Inc., a pharmaceutical company. Dr. Vlock has also served as a faculty member at Harvard Medical School, University of Pittsburgh School of Medicine and Yale University School of Medicine. Dr. Vlock holds an an M.D. from Baylor College of Medicine and an A.B. from Cornell University. We believe that Dr. Vlock is qualified to serve on our board due to his extensive academic and executive leadership experience and his knowledge of the life sciences industry.

Board Composition and Election of Directors

  Board Composition

        Our board of directors currently consists of eight members with one vacancy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

        Our certificate of incorporation and bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws will also provide that our directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

        In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

  •
  the class I directors will be                                    and their term will expire at the annual meeting of stockholders to be held in            ;

  •
  the class II directors will be                                    and their term will expire at the annual meeting of stockholders to be held in            ; and

  •
  the class III directors will be                                    their term will expire at the annual meeting of stockholders to be held in              .

        Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

  Director Independence

        Applicable NASDAQ Stock Market, or NASDAQ, rules require a majority of a listed company's board of directors to be comprised of independent directors within one year of listing. In addition, the NASDAQ rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable NASDAQ rules, a director will only qualify as an "independent director" if, in the opinion of the listed company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

        In                    2014, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Drs. McMahon and Schlessinger and Mr. Altschul, is an "independent director" as defined under applicable NASDAQ rules, including, in the case of all the members of our audit committee, the independence criteria set forth in Rule 10A-3 under the Exchange Act, and in the case of all the members of our compensation committee, the independence criteria set forth in Rule 10C-1 under the Exchange Act. In making such determination, our board of directors considered the relationships that each such nonemployee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each nonemployee director. Dr. McMahon is not an independent director under these rules because he is our President and Chief Executive Officer. Dr. Schlessinger is not an independent director under these rules because of our consulting and licensing arrangements with him and because of his affiliation with our collaborator, Yale University. Mr. Altschul is not an independent director under these rules because of his role as our executive chairman and an employee of our company.

        There are no family relationships among any of our directors or executive officers.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition of each committee will be effective as of the date of this prospectus.

  Audit Committee

        The members of our audit committee are                ,                 and                .                 is the chair of the audit committee. Our audit committee's responsibilities will include:

  •
  appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

  •
  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  overseeing our internal audit function;

  •
  overseeing our risk assessment and risk management policies;

  •
  establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;

  •
  reviewing and approving or ratifying any related person transactions; and

  •
  preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

        All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

        Our board of directors has determined that                is an "audit committee financial expert" as defined in applicable SEC rules. We believe that the composition of our audit committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations.

  Compensation Committee

        The members of our compensation committee are                ,                 and                .                 is the chair of the compensation committee. Our compensation committee's responsibilities will include:

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  overseeing and administering our cash and equity incentive plans;

  •
  reviewing and making recommendations to our board of directors with respect to director compensation;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure if and to the extent then required by SEC rules; and

  •
  preparing the compensation committee report if and to the extent then required by SEC rules.

        We believe that the composition of our compensation committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations.

  Nominating and Corporate Governance Committee

        The members of our nominating and corporate governance committee are                ,                 and                .                 is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee's responsibilities will include:

  •
  identifying individuals qualified to become members of our board of directors;

  •
  recommending to our board of directors the persons to be nominated for election as directors and to each of our board's committees;

  •
  reviewing and making recommendations to our board with respect to our board leadership structure;

  •
  reviewing and making recommendations to our board with respect to management succession planning;

  •
  developing and recommending to our board of directors corporate governance principles; and

  •
  overseeing an annual evaluation of our board of directors.

        We believe that the composition of our nominating and corporate governance committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

EXECUTIVE COMPENSATION

        This section describes the material elements of compensation awarded to, earned by or paid to each of our named executive officers in 2013. Our "named executive officers" for 2013 are Dr. Gerald McMahon, who served as our President and Chief Executive Officer during 2013, Jane V. Henderson, who served as our Senior Vice President, Chief Business Officer during 2013 and Dr. Theresa M. LaVallee, who served as our Vice President, Translational Medicine during 2013. This section also provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the data presented in the tables and narrative that follow.

Summary Compensation Table

        The following table sets forth information regarding compensation awarded to, earned by or paid to our named executive officers during 2013.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Gerald McMahon, Ph.D.(5)	2013	400,000	—	—	260,000	103,641	763,641
President and Chief Executive Officer
Jane V. Henderson	2013	271,591	20,000	340,232	120,800	2,264	754,887
Senior Vice President, Chief Business Officer
Theresa M. LaVallee, Ph.D.	2013	186,553	40,000	197,363	71,300	14,087	509,303
Vice President, Translational Medicine

(1)
The amounts reported in the "Bonus" column reflect, for each named executive officer, signing bonuses paid upon the commencement of their employment with us.

(2)
The amounts reported in the "Option Awards" column reflect the aggregate grant date fair value of option awards granted during the year computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification, or ASC, Topic 718. See Note 10 to our consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards.

(3)
The amounts reported in the "Non-Equity Incentive Plan Compensation" column represent discretionary annual cash bonuses awarded to our named executive officers.

(4)
The amounts reported in the "All Other Compensation" column reflect, for each named executive officer, the sum of the incremental cost to us of all perquisites and other personal benefits and are comprised of the dollar value of medical premiums paid by us on behalf of such named executive officer; the amount we contributed to such executive officer's health spending account; and any travel expenses incurred by such executive officer that we reimbursed. In particular, we reimbursed travel expenses of $57,742 for Dr. McMahon and $10,584 for Dr. LaVallee. We also paid $37,733 in temporary housing expenses on behalf of Dr. McMahon.

(5)
Dr. McMahon also serves as a member of our board of directors but does not receive any additional compensation for his service as a director.

Narrative to Summary Compensation Table

        In 2013, we paid base salaries of $400,000 to Dr. McMahon, $271,591 to Ms. Henderson and $186,553 to Dr. LaVallee. Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary.

        We do not have a formal performance-based bonus plan. From time to time, our board of directors has approved discretionary annual cash bonuses to our named executive officers with respect to their prior year performance. In the first quarter of 2014, we paid Dr. McMahon a cash bonus of $260,000, Ms. Henderson a cash bonus of $120,800 and Ms. LaVallee a cash bonus of $71,300 in recognition of their performance during 2013.

        Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incents our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them in the form of stock options. In 2013, in connection with the commencement of their employment with us, we granted to Ms. Henderson an option to purchase 1,250,000 shares of our common stock and to Dr. LaVallee an option to purchase 730,000 shares of our common stock. In April 2014, we granted Dr. McMahon an option to purchase 3,037,910 shares of our common stock, Ms. Henderson an option to purchase 844,575 shares of our common stock and Dr. LaVallee an option to purchase 493,232 shares of our common stock in recognition of their performance during 2013.

Outstanding Option Awards at December 31, 2013

        The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2013:

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($/share)	Option Expiration Date
Gerald McMahon, Ph.D.	1,280,672	2,134,457	(1)	0.37	5/14/2022
	405,406	675,674	(2)	0.37	5/14/2022
Jane V. Henderson	202,701	878,379	(3)	0.37	2/8/2023
	31,671	137,249	(3)	0.37	2/8/2023
Theresa M. LaVallee, Ph.D.	91,250	638,750	(4)	0.37	4/30/2023

(1)
This option was granted in May 2012. The unvested shares vest quarterly in equal amounts through May 2016.

(2)
This option was granted in May 2012. The unvested shares vest quarterly in approximately equal amounts through May 2016.

(3)
This option was granted in February 2013. The unvested shares vest quarterly in approximately equal amounts through February 2017.

(4)
This option was granted in April 2013. The unvested shares vest quarterly in approximately equal amounts through April 2017.

        For 2014, we will pay base salaries of $440,000 to Dr. McMahon, $350,000 to Ms. Henderson and $280,000 to Dr. LaVallee.

        In April 2014, our board of directors granted stock options to our named executive officers, as follows:

Name	Grant Date	Option Award (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Option Award ($)(1)
Gerald McMahon, Ph.D.	4/2/2014	3,037,910	0.56	1,364,441
Jane V. Henderson	4/2/2014	844,575	0.56	379,331
Theresa M. LaVallee, Ph.D.	4/2/2014	493,232	0.56	221,529

(1)
The amounts reported in the "Option Award" column reflect the aggregate grant date fair value of option awards granted, computed in accordance with the provisions of ASC Topic 718. See Note 10 to our consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards.

Stock Option and Other Compensation Plans

        The two equity incentive plans described in this section are our amended and restated 2008 equity incentive plan, as amended to date, or the 2008 plan, and our 2014 stock incentive plan. Prior to this offering, we granted awards to eligible participants under the 2008 plan. Following the closing of this offering, we expect to grant awards to eligible participants under the 2014 stock incentive plan.

2008 Equity Incentive Plan

        The 2008 equity incentive plan, as amended, which we refer to as the 2008 plan, was adopted by our board of directors and approved by our stockholders in July 2008. The 2008 plan was amended and restated in February 2009, prior to the grant of any awards under the 2008 plan, and further amended in June 2012 and March 2014. The 2008 plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, performance units and performance share awards. Our employees, directors, and consultants are eligible to receive awards under our 2008 plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of our 2008 plan, our board has authorized our compensation committee to also administer our 2008 plan.

        The 2008 plan provides that a maximum of 27,500,000 shares of our common stock are authorized for issuance under the plan. The 2008 plan does not have a fixed expiration date, however, no incentive stock options may be granted under the 2008 plan after July 23, 2018 and our board of directors may amend, suspend or terminate the 2008 plan at any time.

        Upon the occurrence of any of a stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, we shall equitably adjust (or make substitute awards, if applicable), in the manner determined by our board of directors:

  •
  the number and class of securities available under the 2008 plan;

  •
  the number and class of securities and exercise price per share of each outstanding option;

  •
  the number of shares subject to and the repurchase price per share subject to each outstanding restricted stock award; and

  •
  the terms of each other outstanding award under the 2008 plan.

        Upon the occurrence of a merger or consolidation of the company with or into another entity as a result of which all of our common stock is converted into or exchanged for the right to receive cash, securities or other property or is cancelled; an exchange of all of our common stock for cash, securities or other property pursuant to a share exchange transaction; or a liquidation or dissolution of the company, our board of directors may, on such terms as our board of directors determines, take any one or more of the following actions pursuant to the 2008 plan, as to some or all outstanding awards, other than restricted stock awards:

  •
  provide that awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

  •
  upon written notice to a plan participant, provide that the participant's unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant within a specified period;

  •
  provide that outstanding awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an award shall lapse, in whole or in part prior to or upon such transaction;

  •
  in the event of such a transaction, under the terms of which holders of common stock will receive upon consummation thereof a cash payment for each share surrendered in the transaction, make or provide for a cash payment to a plan participant;

  •
  provide that, in connection with a liquidation or dissolution of the company, awards shall convert into the right to receive liquidation proceeds; or

  •
  any combination of the foregoing.

        Our board of directors is not obligated by the 2008 plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

        Upon the occurrence of any corporate transaction described above, other than our liquidation or dissolution, our repurchase and other rights under each outstanding restricted stock award will continue for the benefit of our successor and will, unless our board of directors determines otherwise, apply to the cash, securities or other property which our common stock was converted into or exchanged for in the transaction in the same way and to the same extent as they applied to the common stock subject to the restricted stock award. Upon our liquidation or dissolution, except to the extent specifically provided to the contrary in the restricted stock award agreement or any other agreement between the plan participant and us, all restrictions and conditions on all restricted stock awards then outstanding will automatically be deemed terminated or satisfied.

        Pursuant to the terms of the 2008 plan, except to the extent specifically provided otherwise in the award agreement or any other agreement between the plan participant and us, with respect to any unvested stock option or restricted stock award, as applicable, 25% of the number of shares subject to such award that would otherwise have vested on any date following the change in control event (as defined in the 2008 plan) shall become vested and exercisable, as applicable, effective immediately prior to a change in control event, and all remaining unvested shares subject to such option or restricted stock award, as applicable, shall continue to vest in accordance with the original vesting schedule, provided that all such unvested shares shall become immediately vested and/or exercisable in full if, on or prior to the first anniversary of the date of the consummation of the change in control event, the participant's employment with us or the acquiring or succeeding corporation is terminated for "good reason" by the participant or without "cause" by the company or acquiring or succeeding corporation (in each case as defined in the 2008 plan).

        Our board of directors, in its sole discretion, may accelerate the exercisability of any option or time at which any restrictions shall lapse or be removed from any restricted stock award, as the case may be.

        As of August 7, 2014, there were options to purchase 26,769,938 shares of our common stock outstanding under the 2008 plan, at a weighted average exercise price of $0.40 per share, and options to purchase 537,027 shares of our common stock had been exercised.

2014 Stock Incentive Plan

        We expect our board of directors to adopt and our stockholders to approve the 2014 stock incentive plan, or the 2014 plan, which will become effective immediately prior to the closing of this offering. The 2014 plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, awards of restricted stock, restricted stock units, other stock-based awards. The number of shares of our common stock that are reserved for issuance under the 2014 plan is the sum of (1)                   shares of common stock; plus (2) an annual increase, to be added the first day of each fiscal year, beginning with the fiscal year ending December 31, 2015 and continuing until, and including, the fiscal year ending December 31, 2024, equal to the lowest of                shares of our common stock,             % of the number of shares of our common stock outstanding on the first day of the fiscal year and an amount determined by our board of directors. Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2014 plan; however, incentive stock options may only be granted to our employees.

        Pursuant to the terms of the 2014 plan, our board of directors (or a committee delegated by our board of directors) administers the 2014 plan and, subject to any limitations set forth in the 2014 plan, will select the recipients of awards and determine:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the type of options to be granted;

  •
  the exercise price of options, which price must be at least equal to the fair market value of our common stock on the date of grant;

  •
  the duration of options, which may not be in excess of ten years;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of our common stock subject to and the terms of any stock appreciation rights, awards of restricted stock, restricted stock units, other stock-based awards and the terms and conditions of such awards, including the issue price, conditions for repurchase, repurchase price and performance conditions (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years), if any.

        If our board of directors delegates authority to an executive officer to grant awards under the 2014 plan, the executive officer will have the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards (or a formula for establishing such price), and the maximum number of shares subject to awards that such executive officer may make.

        In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, we are required by the 2014 plan to make equitable adjustments (or make substitute awards, if applicable), in a manner determined by our board, to:

  •
  the number and class of securities available under the 2014 plan;

  •
  the share counting rules under the 2014 plan;

  •
  the number and class of securities and exercise price per share of each outstanding option;

  •
  the share and per-share provisions and measurement price of each outstanding stock appreciation right;

  •
  the number of shares and the repurchase price per share subject to each outstanding restricted stock award or restricted stock unit award; and

  •
  the share and per-share related provisions and purchase price, if any, of any outstanding other stock-based award.

        Upon a merger or other reorganization event (as defined in our 2014 plan), our board of directors, may, on such terms as our board determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2014 plan, as to some or all outstanding awards, other than restricted stock awards:

  •
  provide that all outstanding awards will be assumed or substantially equivalent awards will be substituted by the successor corporation (or an affiliate thereof);

  •
  upon written notice to a participant, provide that the participant's unvested and/or unexercised options or other awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

  •
  provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

  •
  in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

  •
  provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds (if applicable, net of exercise, measurement or purchase price thereof and any applicable tax withholdings); or

  •
  any combination of the foregoing.

        Our board of directors is not obligated by the 2014 plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

        In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

        Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless our board of directors may otherwise determine, apply to the cash, securities or other property which our common stock is converted into or exchanged for pursuant to the reorganization event, unless our board provided for the termination or deemed satisfaction of such repurchase or other rights under the restricted stock award agreement or any other agreement between the participant and us. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award or in any other agreement between the participant and us.

        Our board of directors may at any time provide that any award under the 2014 plan shall become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

        No award may be granted under the 2014 plan after                  2024. Our board of directors may amend, suspend or terminate the 2014 plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

401(k) Retirement Plan

        We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate in the 401(k) plan, beginning on the first day of the month following commencement of their employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $17,500 in 2014, and have the amount of the reduction contributed to the 401(k) plan.

Limitations on Liability and Indemnification

        Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

        We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with certain of our directors, and we intend to enter into indemnification agreements with all of our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such director or officer for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his or her service as one of our directors or officers.

        Some of our nonemployee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

        Dr. Gerald McMahon, a member of our board of directors who also serves as our President and Chief Executive Officer, does not receive any additional compensation for his service as a director.

Compensation paid to Arthur G. Altschul, Jr.

        Arthur G. Altschul, Jr., the Chairman of our board of directors who also serves as our Executive Chairman, received the compensation set forth below for his service as our employee in 2013. Mr. Altschul does not receive any additional compensation for his service as a director. Following the completion of this offering, Mr. Altschul will no longer serve as our Executive Chairman and will no longer have an employment relationship with us, but will remain non-executive Chairman of our board of directors.

Name	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Arthur G. Altschul, Jr.	275,000	116,500	270	391,770

(1)
The amounts reported in the "Non-Equity Incentive Plan Compensation" column represent a discretionary annual cash bonus awarded to Mr. Altschul for his performance in 2013.

(2)
The amounts reported in the "All Other Compensation" column reflect the sum of the incremental cost to us of all perquisites and other personal benefits paid by us on behalf of Mr. Altschul.

        In April 2014, our board of directors granted the following stock options to Mr. Altschul:

Name	Grant Date	Option Award (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)(1)
Arthur G. Altschul, Jr.	4/2/2014	260,100	0.56	116,821
Arthur G. Altschul, Jr.	4/2/2014	535,714	0.56	240,610

(1)
The amounts reported in the "Option Award" column reflect the aggregate grant date fair value of each option award granted, computed in accordance with the provisions of ASC Topic 718. See Note 10 to our consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards.

Agreements with Joseph Schlessinger, Ph.D.

        In April 2008, we entered into a consulting agreement, which we amended and restated in January 2009, and a license agreement, each with Joseph Schlessinger, Ph.D., a member of our board of directors and Chairman of our SAB. We refer to the amended and restated consulting agreement with Dr. Schlessinger as the Schlessinger consulting agreement, we refer to the license agreement with Dr. Schlessinger as the Schlessinger license, and we refer to both agreements together as the Schlessinger agreements. The Schlessinger agreements relate to specified tyrosine kinase receptors, which we refer to collectively as specified RTKs.

Scope of Consulting Services and Licensed Rights

        Under the Schlessinger consulting agreement, Dr. Schlessinger agreed to perform consulting services for us relating to the research, development and commercialization of confidential scientific information and tangible and intangible know-how controlled by Dr. Schlessinger that relates to specified RTKs, which we refer to collectively as Schlessinger products.

        Under the Schlessinger license, we were granted a perpetual, sole and non-exclusive right and license, with the right to sublicense, under any Schlessinger products. Under the Yale license agreement, which we entered into after the Schlessinger agreements, we agreed with Yale that any RTK-related intellectual property that Dr. Schlessinger develops other than in his role as a Yale employee will be subject to Yale's intellectual property policies. The term of the Schlessinger license is perpetual.

        Dr. Schlessinger agreed not to grant any license or right to any other person to use or practice Dr. Schlessinger's intellectual property for commercial research, development, use, manufacture, distribution or export. However, Dr. Schlessinger retains the right to use his intellectual property to conduct academic research. Dr. Schlessinger agreed to assign to us all intellectual property relating to our business conceived or otherwise generated while he is working on our behalf.

Financial Terms

        We issued 4,200,000 shares of our common stock to Dr. Schlessinger upon execution of the original consulting agreement with Dr. Schlessinger, and granted to Dr. Schlessinger (1) an option to purchase 75,000 shares of our common stock at an exercise price equal to $0.10 per share that vested in full in July 2011, (2) an option to purchase 75,000 shares of our common stock at an exercise price equal to $0.10 per share that vested in full in February 2013 and (3) an option to purchase 75,000 shares of our common stock at an exercise price equal to $0.22 per share that vested in full in December 2013. We agreed that Dr. Schlessinger shall be entitled to receive grants of stock options in the amounts equal to the grants awarded to directors generally who are not our executive directors. In addition, we have agreed to pay Dr. Schlessinger consulting fees at a rate of $150,000 per year and reimburse Dr. Schlessinger for reasonable out-of-pocket expenses properly incurred by Dr. Schlessinger in rendering his services under the Schlessinger consulting agreement.

Term and Termination

        The initial term of Dr. Schlessinger's engagement pursuant to the consulting agreement ended in December 2012, and automatically extends for successive one-year periods, subject to advance notice of either party's election not to renew the engagement. Further, either we or Dr. Schlessinger may terminate Dr. Schlessinger's engagement if the other party breaches any specified agreement between us and the breach remains uncured for a specified period. If Dr. Schlessinger terminates his engagement for our uncured breach, we have agreed to continue to pay him the consulting fees until the Schlessinger consulting agreement would otherwise have terminated.

Non-Competition and Non-Solicitation

        During the term of the Dr. Schlessinger's engagement, if the term of engagement expires or we terminate it for Dr. Schlessinger's uncured breach of the Schlessinger consulting agreement, the license agreement or the restricted stock agreement we have with him, and for one year thereafter, Dr. Schlessinger may not, either directly or indirectly, employ, hire, or cause to be employed or hired any person who is employed by us or was employed by us within six months prior to the relevant date or cause or solicit any such person to terminate his employment with us. During the term of the Schlessinger consulting agreement, Dr. Schlessinger may not, either directly or indirectly, participate in, render services to or invest in any business engaged in research, development or marketing of Schlessinger products, subject to specified exceptions.

        In 2013, our board of directors granted the following stock option to Dr. Schlessinger:

Name	Grant Date	Option Award (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)(1)
Joseph Schlessinger, Ph.D.	1/31/2013	100,000	0.37	27,249

(1)
The amounts reported in the "Option Award" column reflect the aggregate grant date fair value of each option award granted, computed in accordance with the provisions of ASC Topic 718. See Note 10 to our consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards.

        In April 2014, our board of directors granted the following stock options to Dr. Schlessinger:

Name	Grant Date	Option Award (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)(1)
Joseph Schlessinger, Ph.D.	4/2/2014	13,000	0.56	5,839
Joseph Schlessinger, Ph.D.	4/2/2014	803,571	0.56	360,914

(1)
The amounts reported in the "Option Award" column reflect the aggregate grant date fair value of each option award granted, computed in accordance with the provisions of ASC Topic 718. See Note 10 to our consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards.

Compensation paid to Other Directors

        Prior to this offering, we have not paid cash retainers or other compensation with respect to service on our board of directors. We have historically reimbursed our directors for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors or committees of the board of directors.

        For the year ended December 31, 2013, the only compensation we awarded or paid to our directors, other than Drs. McMahon and Schlessinger and Mr. Altschul, were stock option awards, as set forth in the following table.

Name	Grant Date	Option Award (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Option Award ($)(1)
Axel Bolte	9/18/2013	100,000	0.55	37,920
Paul Medeiros	9/18/2013	100,000	0.55	44,003
E. Jonathon Soderstrom, Ph.D.(2)	7/31/2013	100,000	0.55	37,902

(1)
The amounts reported in the "Option Award" column reflect the aggregate grant date fair value of each option award granted, computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification, or ASC, Topic 718. See Note 10 to our consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards.

(2)
Former member of our board of directors.

        In April 2014, our directors, other than Drs. McMahon and Schlessinger and Mr. Altschul, were granted stock options as follows:

Name	Grant Date	Option Award (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)(1)
Axel Bolte	4/2/2014	197,000	0.56	88,480
K. Peter Hirth, Ph.D.	4/2/2014	122,960	0.56	55,226
Paul Medeiros	4/2/2014	197,000	0.56	88,480
Thomas B. Neff	4/2/2014	122,960	0.56	55,226
E. Jonathon Soderstrom, Ph.D.(2)	4/2/2014	197,000	0.56	88,480
Daniel R. Vlock, M.D.	4/2/2014	297,000	0.56	149,567

(1)
The amounts reported in the "Option Award" column reflect the aggregate grant date fair value of each option award granted, computed in accordance with the provisions of ASC Topic 718. See Note 10 to our consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards.

(2)
Former member of our board of directors.

TRANSACTIONS WITH RELATED PERSONS

        Since January 1, 2011, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Series D Preferred Stock Financing

        In March 2014, we issued and sold an aggregate of 60,000,000 shares of our series D preferred stock at a price per share of $1.00, for an aggregate purchase price of $60,000,000. The following table sets forth the number of shares of our series D preferred stock purchased by our directors, executive officers and 5% stockholders and their affiliates and the aggregate purchase price for such shares:

Name	Shares of Series D Preferred Stock Purchased	Aggregate Purchase Price
Entities affiliated with Fidelity Investment(1)	22,250,000	$22,250,000
KLP Enterprises, LLC(2)	15,000,000	15,000,000
Entities affiliated with Auven Therapeutics Holdings L.P.(3)	5,046,648	5,046,648
Beacon Company(4)	1,025,000	1,025,000
Rosebay Medical Company L.P.(5)	1,025,000	1,025,000

Total	44,346,648	$44,346,648

(1)
Consists of (i) 10,639,609 shares of series D preferred stock purchased by Fidelity Select Portfolios: Biotech Portfolio, (ii) 1,610,391 shares of series D preferred stock purchased by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, (iii) 367,326 shares of series D preferred stock purchased by Fidelity Group Trust for Employee Benefit Plans: Fidelity Growth Company Commingled Pool, (iv) 1,692,030 shares of series D preferred stock purchased by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, and (v) 7,940,644 shares of series D preferred stock purchased by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with such funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by such funds' Boards of Trustees.

(2)
The managers of KLP Enterprises, LLC are Andrew D. Wingate and Walter W. Simmers. Mr. Wingate and Mr. Simmers disclaim beneficial ownership of such shares.

(3)
Consists of (i) 3,715,182 shares of series D preferred stock purchased by C.T. Koll, LLC, and (ii) 1,331,466 shares of series D preferred stock purchased by ADC Products Switzerland SARL.

  The sole member of C.T. Koll, LLC is Auven Therapeutics Holdings L.P. Auven Therapeutics Holdings L.P. holds a 74.18% ownership interest in ADC Products Switzerland SARL.

(4)
Beacon Company's partners are Stanhope Gate Corp., a British Virgin Islands company and Beacon Trust Company Limited, as Trustee under Settlement dated 31 December 1993.

(5)
Rosebay Medical Company L.P.'s general partner is Rosebay Medical Company, Inc., a Delaware corporation.

License Agreement with Spirogen Developments LP and Spirogen SARL (Bermuda Branch) and Issuance of Series C Preferred Stock in Connection Therewith

        In May 2013, we entered into a license agreement, or the Spirogen agreement, with Spirogen Developments LP and Spirogen SARL (Bermuda Branch), which were at that time affiliates of Auven Therapeutics Holdings L.P., a 5% stockholder. Shortly thereafter in June 2013, Spirogen Developments LP transferred its license obligations to its affiliate, Spirogen SARL (Bermuda Branch). In October 2013, ADC Products Switzerland SARL, or ADC, was demerged under Swiss law from Spirogen SARL and Spirogen SARL (including its Bermuda Branch) were acquired by and became subsidiaries of AstraZeneca AB. One of the assets transferred with the demerger to ADC was the license agreement. We refer to Spirogen SARL (Bermuda Branch) and Spirogen Developments LP as Spirogen. Under the Spirogen agreement, we were granted an exclusive worldwide license, with the right to sublicense, under specified patent rights and know-how relating to specified compounds that are owned or controlled by Spirogen, in order to make and have made, use, sell, offer for sale, and import products, which we refer to collectively as targeting products, containing a Spirogen compound conjugated to an antibody with specified properties that binds in a specified manner to an antibody-drug conjugate targeting KIT or instead, if we so elect, the ALK tyrosine kinase receptor. In June 2013, we issued 2,500,000 shares of our series C convertible preferred stock to Spirogen SARL (Bermuda Branch) following execution of the Spirogen agreement. Following the demerger, these shares are held by ADC, which remains an affiliate of Auven Therapeutics Holdings L.P. Under the Spirogen agreement, we have also agreed to issue to Spirogen an aggregate of $22.0 million in shares of our common stock, determined based on the market price of our common stock for the 30 days preceding achievement of the applicable milestone, if we achieve specified clinical milestones with respect to a targeting product. We have the right, at our election, to pay $20.0 million of the aggregate value of the milestones in cash. Thereafter, we have agreed to issue to Spirogen an aggregate of $5.0 million in shares of our common stock, or, at our election, to pay such amount in cash, if we achieve a specified clinical milestone with respect to each new indication for a targeting product. We have also agreed to pay Spirogen an aggregate of $50.0 million in cash if we achieve a specified regulatory milestone, and an aggregate of $25.0 million in cash in the event we achieve a specified commercial milestone with respect to each targeting product. In addition, we have agreed to pay a royalty on net sales of targeting products by us, our affiliates and our sublicensees equal to a mid single-digit percentage, which is subject to reduction in specified situations. These royalties are payable on a product-by-product and country-by-country basis until the later to occur of the expiration of the issued patents or certain pending patent applications licensed to us by Spirogen relating to the relevant targeting product and the expiration of regulatory exclusivity granted by a regulatory authority based on the Spirogen compound. See "Business—Licensing Agreements—License Agreement with Spirogen Developments LP and Spirogen SARL (Bermuda Branch), subsidiaries of AstraZeneca AB" for more information about this agreement.

Series C Preferred Stock Financing

        In March 2012, we issued and sold an aggregate of 12,500,000 shares of our series C preferred stock to Gilead Sciences, Inc., or Gilead, one of our 5% stockholders, at a price per share of $2.00, for an aggregate purchase price of $25,000,000.

Standstill Agreement with Gilead Sciences, Inc.

        In March 2012, in connection with the sale of shares of our series C preferred stock to Gilead Sciences we entered into a standstill agreement with Gilead. The standstill agreement restricts, subject to certain limitations, Gilead or its affiliates from directly or indirectly acquiring additional shares of our capital stock or our other securities or from disposing of any shares of our capital stock or other securities, without our prior consent. The standstill agreement also restricts Gilead from taking certain actions, either itself or in concert with others, with respect to our company, including acquiring our company or our assets, undertaking a tender or exchange offer for our securities, participating in any merger, consolidation, exchange of our shares, recapitalization, reorganization or similar corporate transaction, soliciting proxies to vote our securities or otherwise trying to influence or control the actions of our security holders or management. The foregoing restrictions are suspended if Gilead and its affiliates cease to own 7.5% or more of the voting power of our outstanding shares of common stock, but are reinstated if Gilead or its affiliates reacquire 7.5% or more of the voting power of our outstanding shares of common stock. The foregoing restrictions terminate upon the earlier to occur of (1) a change of control, as defined in the standstill agreement, of our company or other transfer by our stockholders of more than 50% of the outstanding voting power of our company and (2) our written release of Gilead from the standstill agreement.

License Agreement with Yale University

        In March 2013, we entered into an amended and restated license agreement with Yale University, or Yale, which we originally entered into in May 2008, and which we subsequently amended in March 2014. We refer to this amended and restated agreement, as amended, as the Yale license agreement. The Yale license agreement relates to certain intellectual property developed in the course of research conducted under Yale auspices by Joseph Schlessinger, Ph.D., a member of our board of directors, Irit Lax, Ph.D., who is Dr. Schlessinger's spouse, and other inventors performing research under their immediate supervision. Dr. Schlessinger is employed as the Chairman of the Department of Pharmacology and the head of the Schlessinger Lab at Yale. In connection with our original license agreement with Yale, we paid Yale an upfront licensing fee of $50,000 and we agreed that, during the period before we begin commercializing a therapeutic or prophylactic RTK royalty-bearing product, as described in the license agreement that, subject to limited exceptions we would pay Yale a low ten-thousands of dollars annual license maintenance fee, which increases to a low hundred-thousands of dollars fee if a qualifying change of central event occurs with respect to our company. Under the Yale license agreement, the approximate dollar value of the agreement is difficult to estimate as the payments under the agreement are conditioned upon a number of factors. We have agreed to make a one-time payment to Yale of $3.0 million with respect to each RTK royalty-bearing product that achieves a specified commercial milestone. However, in the event we sublicense a therapeutic or prophylactic RTK royalty-bearing product or if a change in control event occurs with respect to our company, we have instead agreed to make multiple one-time payments of up to an aggregate of $3.0 million upon achievement of specified clinical, regulatory and commercial milestones, even if such milestones were achieved by that RTK royalty-bearing product prior to the date we enter into such a sublicense. We have also agreed to make a one-time payment to Yale of $300,000 with respect to each diagnostic RTK royalty-bearing product that achieves a specified commercial milestone. However, in the event we sublicense a diagnostic RTK royalty-bearing product or if a change in control event occurs with respect to our company, we have instead agreed to make multiple one-time payments of up to an aggregate of $300,000 upon achievement by that RTK royalty-bearing product of specified clinical, regulatory and commercial milestones, even if such milestones were achieved prior to the date we enter into such a sublicense. In addition, we have agreed to pay a low single-digit royalty on annual worldwide net sales of each RTK royalty-bearing product commercialized by us, our affiliates and our sublicensees. Jonathan Soderstrom, a former member of our board of directors, is the Managing Director of the Office of Cooperative Research at Yale, which was partially responsible for Yale's entry into the license agreement. See "Business—Licensing Agreements—Yale License Agreement" for more information about this agreement.

Agreements with Dr. Joseph Schlessinger

        In April 2008, we entered into a consulting agreement, which we amended and restated in January 2009, and a license agreement, each with Joseph Schlessinger, Ph.D., a member of our board of directors. We refer to the license agreement with Dr. Schlessinger as the Schlessinger license, we refer to the amended and restated consulting agreement with Dr. Schlessinger as the Schlessinger consulting agreement, and we refer to both agreements together as the Schlessinger agreements. We have agreed to pay Dr. Schlessinger consulting fees at a rate of $150,000 per year and reimburse Dr. Schlessinger for reasonable out-of-pocket expenses properly incurred by Dr. Schlessinger in rendering his services under the Schlessinger consulting agreement. In addition, we issued 4,200,000 shares of our common stock to Dr. Schlessinger upon execution of the Schlessinger license and the original consulting agreement with Dr. Schlessinger, and granted to Dr. Schlessinger (1) an option to purchase 75,000 shares of our common stock at an exercise price equal to $0.10 per share that vested in full in July 2011, (2) an option to purchase 75,000 shares of our common stock at an exercise price equal to $0.10 per share that vested in full in February 2013 and (3) an option to purchase 75,000 shares of our common stock at an exercise price equal to $0.22 per share that vested in full in December 2013. We agreed that Dr. Schlessinger shall be entitled to receive grants of stock options in the amounts equal to the grants awarded to directors generally who are not our executive directors. See "Executive Compensation—Director Compensation—Agreements with Joseph Schlessinger, Ph.D." for more information about these agreements.

Investor Rights Agreements

        We are a party to an amended and restated investor rights agreement with holders of our preferred stock, including some of our directors and 5% stockholders and their affiliates and entities affiliated with our officers and directors. The amended and restated investor rights agreement provides these holders the right, following the completion of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See "Description of Capital Stock—Registration Rights" for additional information regarding these registration rights.

        We are a party to a registration rights agreement with certain holders of our common stock, including some of our officers and directors and entities affiliated with our officers and directors. The registration rights agreement provides these holders the right, following the completion of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See "Description of Capital Stock—Registration Rights" for additional information regarding these registration rights.

Indemnification Agreements

        Our certificate of incorporation that will become effective upon the closing of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors and certain of our executive officers. See "Executive Compensation—Limitation of Liability and Indemnification" for additional information regarding these agreements.

Policies and Procedures for Related Person Transactions

        Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which Kolltan is a participant, the amount involved exceeds

$120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a "related person," has a direct or indirect material interest.

        If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our                        . The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

        A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

  •
  the related person's interest in the related person transaction;

  •
  the approximate dollar value of the amount involved in the related person transaction;

  •
  the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

  •
  whether the transaction was undertaken in the ordinary course of our business;

  •
  whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

  •
  the purpose of, and the potential benefits to us of, the transaction; and

  •
  any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

        The audit committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

        In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

  •
  interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (1) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (2) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (3) the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

  •
  a transaction that is specifically contemplated by provisions of our charter or bylaws.

        The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

        We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been our practice for our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by our board of directors.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of August 7, 2014 by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

        The column entitled "Percentage of Shares Beneficially Owned—Before Offering" is based on a total of 150,738,478 shares of our common stock outstanding as of August 7, 2014, assuming the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 127,833,776 shares of our common stock upon the closing of this offering. The column entitled "Percentage of Shares Beneficially Owned—After Offering" is based on                  shares of our common stock to be outstanding after this offering, including the                     shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of August 7, 2014 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Kolltan Pharmaceuticals, Inc., 300 George Street, Suite 530, New Haven, Connecticut 06511.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Before Offering	After Offering
Named Executive Officers and Directors
Gerald McMahon, Ph.D.(1)	2,908,856	1.89%
Jane V. Henderson(2)	574,316	*
Theresa M. LaVallee, Ph.D.(3)	335,404	*
Arthur G. Altschul, Jr.(4)	6,882,711	4.56%
Joseph Schlessinger, Ph.D.(5)	8,296,036	5.49%
Axel Bolte(6)	49,625	*
K. Peter Hirth, Ph.D.(7)	153,498	*
Paul Medeiros(8)	49,625	*
Thomas B. Neff(9)	1,153,498	*
Daniel R. Vlock, M.D.(10)	37,125	*
All Executive Officers and Directors as a Group(11 persons)(11)	20,573,362	13.20%
5% Stockholders
Entities affiliated with Fidelity Investment(12)	22,250,000	14.76%
KLP Enterprises, LLC(13)	21,400,000	14.20%
Gilead Sciences, Inc.(14)	15,354,063	10.19%
Entities affiliated with Auven Therapeutics Holdings L.P.(15)	15,174,136	10.07%

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Before Offering	After Offering
Beacon Company(16)	7,577,626	5.02%
Rosebay Medical Company L.P.(17)	7,577,626	5.02%

*
Less than one percent.

(1)
Consists of 2,908,856 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days after such date.

(2)
Consists of 574,316 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days after such date.

(3)
Consists of 335,404 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days after such date.

(4)
Consists of (i) 259,378 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days after such date, (ii) 6,340,000 shares of common stock held by Mr. Altschul in his individual capacity and (iii) 283,333 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, held by the Overbrook Fund I, LLC. Mr. Altschul serves as Managing Member of Overbrook Fund I, LLC and exercises voting and investment control over the shares. Mr. Altschul disclaims beneficial ownership of the shares held by the Overbrook Fund I, LLC except to the extent of any pecuniary interest therein. The address of the Overbrook Fund I, LLC is c/o Overbrook Fund I, LLC 122 East 42 Street, Suite 2500, New York, NY 10168.

(5)
Consists of (i) 500,202 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days after such date, (ii) 7,312,500 shares of common stock held by Dr. Schlessinger in his individual capacity, (iii) 283,333 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, held by Dr. Schlessinger in his individual capacity, (v) 66,667 shares of common stock held by Irit Lax, Ph.D., Dr. Schlessinger's spouse, and (vi) 133,334 shares of common stock held by Dr. Schlessinger's sons, the voting of which Dr. Schlessinger controls through a proxy he holds.

(6)
Consists of 49,625 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days after such date.

(7)
Consists of 153,498 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days after such date.

(8)
Consists of 49,625 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days after such date. Mr. Medeiros holds the economic interest of such options as a nominee of an affiliate of Rosebay Medical Company L.P. and Beacon Company pursuant to a letter agreement. Mr. Medeiros disclaims beneficial ownership of such options and the shares underlying such options.

(9)
Consists of (i) 153,498 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days after such date, and (ii) 1,000,000 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by Mr. Neff in his individual capacity.

(10)
Consists of 37,125 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days after such date.

(11)
Consists of (i) 5,154,195 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days after such date, (ii) 16,290,001 shares of common stock, and (iii) 1,566,666 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering.

(12)
Consists of (i) 10,639,609 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, held by Fidelity Select Portfolios: Biotech Portfolio, (ii) 1,610,391 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, (iii) 367,326 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, held by Fidelity Group Trust for Employee Benefit Plans: Fidelity Growth Company Commingled Pool, (iv) 1,692,030 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, and (v) 7,940,644 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with such funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by such funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees. The address for Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109.

(13)
Consists of 21,400,000 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, held by KLP Enterprises, LLC. The managers of KLP Enterprises, LLC are Andrew D. Wingate and Walter W. Simmers. Mr. Wingate and Mr. Simmers disclaim beneficial ownership of such shares. The address for KLP Enterprises, LLC is 350 Windsor Road, North Haven, Connecticut 06473.

(14)
Consists of 15,354,058 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, held by Gilead Sciences, Inc., a publicly traded pharmaceutical company. The address for Gilead Sciences, Inc. is 333 Lakeside Dr. Foster City, CA 94404.

(15)
Consists of (i) 10,771,857 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by C.T. Koll, LLC, and (ii) 4,402,279 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by ADC Products Switzerland SARL. The sole member of C.T. Koll, LLC is Auven Therapeutics Holdings L.P. Auven Therapeutics Holdings L.P. holds an indirect 74.18% ownership interest in ADC Products Switzerland SARL. The address for Auven Therapeutics Holdings L.P. is c/o Auven Therapeutics, 1325 Avenue of the Americas, 12th Floor, New York, NY 10019.

(16)
Consists of (i) 7,500,000 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by Beacon Company and (ii) 77,626 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days of such date, which options are currently held by Mr. Meideiros, a member of our board of directors, Richard Sackler, M.D., a member of our scientific advisory board, and Thomas Mehrling, M.D., Ph.D., a former member of our scientific advisory board, as nominee for Purdue Pharma L.P. and the ultimate parents of Purdue Pharma L.P., Beacon Company and Rosebay Medical Company L.P., pursuant to letter agreements that each individual entered into with Purdue Pharma L.P. (such options will be transferred to Purdue Pharma L.P. and then distributed to Beacon Company and Rosebay Medical Company L.P., the ultimate parents of Purdue Pharma L.P., via a series of distributions to each entity's limited partner until they reach Beacon Company and Rosebay Medical Company L.P.). Beacon Company's managing general partner is Stanhope Gate Corp., a British Virgin Islands company. The address for Beacon Company is c/o Ogier House, The Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands.

(17)
Consists of (i) 7,500,000 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by Rosebay Medical Company L.P. and (ii) 77,626 shares of common stock underlying options that are exercisable as of August 7, 2014 or will become exercisable within 60 days of such date, which options are currently held by Mr. Meideiros, a member of our board of directors, Richard Sackler, M.D., a member of our scientific advisory board, and Thomas Mehrling, M.D., Ph.D., a former member of our scientific advisory board, as nominees for Purdue Pharma L.P. and the ultimate parents of Purdue Pharma L.P., Beacon Company and Rosebay Medical Company L.P., pursuant to letter agreements that each individual entered into with Purdue Pharma L.P. (such options will be transferred to Purdue Pharma L.P. and then distributed to Beacon Company and Rosebay Medical Company L.P., the ultimate parents of Purdue Pharma L.P., via a series of distributions to each entity's limited partner until they reach Beacon Company and Rosebay Medical Company L.P.). Rosebay Medical Company L.P.'s general partner is Rosebay Medical Company, Inc., a Delaware corporation. The address for Rosebay Medical Company L.P. is c/o North Bay Associates, 14000 Quail Springs Parkway #2200, Oklahoma City, Oklahoma 73134.

DESCRIPTION OF CAPITAL STOCK

General

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

        Upon the closing of this offering, our authorized capital stock will consist of                shares of our common stock, $0.001 par value per share, and                shares of our preferred stock, $0.001 par value per share, all of which preferred stock will be undesignated.

        As of August 7, 2014, we had issued and outstanding:

  •
  20,537,028 shares of our common stock held by 22 stockholders of record;

  •
  40,000,000 shares of our series A preferred stock that are convertible into 40,000,000 shares of our common stock;

  •
  9,090,909 shares of our series B preferred stock that are convertible into 9,408,900 shares of our common stock;

  •
  15,000,000 shares of our series C preferred stock that are convertible into 18,424,876 shares of our common stock; and

  •
  60,000,000 shares of our series D preferred stock that are convertible into 60,000,000 shares of our common stock.

        As of August 7, 2014, we also had outstanding options to purchase 26,769,938 shares of our common stock, at a weighted average exercise price of $0.40 per share.

        Upon the closing of this offering, all outstanding shares of our preferred stock will automatically convert into an aggregate of 127,833,776 shares of our common stock.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

        In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue                shares of preferred stock in one or

more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

        As of August 7, 2014, we had options to purchase 26,769,938 shares of our common stock outstanding, at a weighted average exercise price of $0.40 per share.

Delaware Anti-Takeover Law and Certain Charter and By-Law provisions

Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Staggered Board; Removal of Directors

        Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of our board of directors, our president or chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Registration Rights

        We have entered into an amended and restated investor rights agreement, dated March 13, 2014, which we refer to as the investor rights agreement, with the holders of our preferred stock, and a registration rights agreement, dated February 8, 2008, which we refer to as the registration rights agreement, with certain holders of our common stock. Pursuant to the investor rights agreement, upon the completion of this offering, holders of a total of                shares of our common stock as of June 30, 2014, including shares issued upon conversion of our preferred stock, will have the right to require us to register these shares under the Securities Act and to participate in future registrations of securities by us, under the circumstances described below. Pursuant to the registration rights agreement, upon the completion of this offering, holders of a total of                shares of our common stock as of June 30, 2014 will have the right to require us to register these shares under the Securities Act and to participate in future registrations of securities by us under the circumstances described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

        Beginning one year after the effective date of the registration statement of which this prospectus forms a part, subject to specified limitations set forth in the investor rights agreement, at any time, the holders of 20% of the then outstanding shares having rights under the investor rights agreement, which we refer to as investor registrable shares, having an anticipated aggregate offering price, prior to underwriting discounts and commissions, in excess of $20 million, may at any time demand in writing that we register all or a portion of the investor registrable shares under the Securities Act. We are not obligated to file a registration statement pursuant to this provision on more than two occasions, and we are not obligated to file a registration statement pursuant to this provision within 180 days of the effective date of any other registration statement that we may file.

        Beginning one year after the effective date of the registration statement of which this prospectus forms a part, subject to specified limitations set forth in the investor rights agreement, at any time, the holders of 30% of the then outstanding shares having rights under the registration rights agreement, which we refer to as founder registrable shares, may at any time demand in writing that we register all or a portion of the founder registrable shares under the Securities Act. We are not obligated to file a registration statement pursuant to this provision on more than two occasions, and we are not obligated to file a registration statement pursuant to this provision within 180 days of the effective date of any other registration statement that we may file.

Form S-3 Registration Rights

        One year after the effective date of the registration statement of which this prospectus forms a part, subject to specified limitations set forth in the investor rights agreement, at any time, the holders of 20% of the investor registrable shares may demand in writing that we register on Form S-3 all or a portion of the investor registrable shares so long as the company is eligible to file a registration statement on Form S-3 and the total amount of investor registrable shares being registered have an aggregate offering price of at least $3.0 million (based on the then-current market price). We are not obligated to file a Form S-3 pursuant to this provision if we have effected four registrations preceding such request, and we are not obligated to file a registration statement pursuant to this provision within 180 days of the effective date of any other registration statement that we may file.

        One year after the effective date of the registration statement of which this prospectus forms a part, subject to specified limitations set forth in the registration rights agreement, at any time, the holders of 30% of the founder registrable shares may demand in writing that we register on Form S-3 all or a portion of the founder registrable shares so long as the company is eligible to file a registration statement on Form S-3 and the total amount of founder registrable shares being registered have an aggregate offering price of at least $1 million (based on the then current market price). We are not obligated to file a registration statement pursuant to this provision within 180 days of the effective date of any other registration statement that we may file.

Incidental Registration Rights

        If, at any time after the closing of this offering, we propose to file a registration statement under the Securities Act, other than pursuant to the demand registration rights of the holders of investor registrable shares or founder registrable shares, as applicable, described above, the holders of investor registrable shares or founder registrable shares will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to register all or a portion of the investor registrable or founder registrable shares, as applicable, then held by them.

        In the event that any registration in which the holders of investor registrable shares participate pursuant to our investor rights agreement, or the holders of our founder registrable shares participate pursuant to our registration rights agreement is an underwritten public offering, we agree to enter into an underwriting agreement in usual and customary form with the underwriters of such offering. Holders of investor registrable shares or founder registrable shares must agree to any such underwriting agreement as a condition to participation in the offering.

Expenses

        Pursuant to the investor rights agreement and the registration rights agreements, we are required to pay all registration expenses, including registration filing and qualification fees, printing expenses and accounting fees and in the case of Form S-3 registration rights, the fees and expenses of one counsel to represent the stockholders selling investor registrable shares and one counsel to represent the stockholders selling founder registrable shares, in addition to any underwriting discounts and commissions, that are related to any demand, Form S-3 or incidental registration described above. The investor rights agreements and the registration rights agreement contain customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders under the applicable agreement in the event of material misstatements or omissions in the registration statement attributable to us, and the selling stockholders under the applicable agreement are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be                                    .

Nasdaq Global Market

        We have applied to have our common stock listed on The Nasdaq Global Market under the symbol "KLTN".

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

        Upon the closing of this offering, we will have outstanding                shares of our common stock, after giving effect to the issuance of                shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options outstanding as of June 30, 2014.

        Of the shares to be outstanding immediately after the closing of this offering, we expect that the                shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining                shares of our common stock outstanding after this offering will be "restricted securities" under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

        Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after this offering; and

  •
  the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Upon expiration of the 180-day lock-up period described below, approximately                shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

        In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about us. Subject to the 180-day lock-up period described below, approximately                shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-Up Agreements

        We and each of our directors and executive officers and the holders of our outstanding common stock, who collectively own                 shares of our common stock, based on shares outstanding as of                        , 2014, have agreed that, without the prior written consent of Leerink Partners LLC, on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, either directly or indirectly:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant future sale of, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned by us or any other securities so owned convertible into or exercisable or exchangeable for common stock;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition of shares of common stock. Each of our directors and executive officers and certain holders of our outstanding common stock have also agreed during such 180-day period not to make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

        The lock-up restrictions and specified exceptions are described in more detail under "Underwriters."

Registration Rights

        Upon the closing of this offering, the holders of                shares of our common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Description of Capital Stock—Registration Rights" for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of lock-up agreements applicable to such shares.

Stock Options

        As of August 7, 2014, we had outstanding options to purchase 26,769,938 shares of our common stock, of which options to purchase 11,700,093 shares were vested. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and options and other awards issuable pursuant to the 2014 stock incentive plan and our 2008 equity incentive plan. See "Executive compensation—stock option and other compensation plans" for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of shares of our common stock by a non-U.S. holder. For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

        This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein.

        We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

  •
  financial institutions;

  •
  brokers or dealers in securities;

  •
  tax-exempt organizations;

  •
  pension plans;

  •
  owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  controlled foreign corporations;

  •
  passive foreign investment companies;

  •
  persons that have a functional currency other than the U.S. dollar; and

  •
  certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income consequences of acquiring, holding and disposing of our common stock.

Distributions on Our Common Stock

        If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading "Gain on Disposition of Common Stock." Any such distribution would also be subject to the discussion below under the section titled "Withholding and Information Reporting Requirements—FATCA."

        As discussed under "Dividend Policy," we do not expect to pay cash dividends to holders of our common stock in the foreseeable future. In the event we do pay dividends, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such non-U.S. holder's sale, exchange or other disposition of shares of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a corporation, the branch profits tax described above in "Distributions on Our Common Stock," may also apply;

  •
  the non-U.S. holder is a nonresident alien who is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence) on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

  •
  we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter), a "U.S. real property holding corporation," unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business.

        Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. Further, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above. If we are determined to be a "U.S. real property holding corporation" and the exception described above does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Federal Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets and will be included in the individual's gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading "Distributions on Our Common Stock," will generally be exempt from U.S. backup withholding.

        Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Withholding and Information Reporting Requirements—FATCA

        The Foreign Account Tax Compliance Act, or FATCA, generally imposes U.S. federal withholding tax of 30% on payments of dividends of, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a "foreign financial institution," the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," the foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA and satisfies certain applicable certification and disclosure requirements. Under applicable U.S. Treasury regulations, withholding under FATCA will only apply (1) to payments of dividends on our common stock made after June 30, 2014 (or, in certain cases, after later dates) and (2) to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2016. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. Withholding under FATCA generally will not be reduced or limited by bilateral income tax treaties. However, a non-U.S. holder may be exempt from FATCA withholding under an applicable intergovernmental agreement between the U.S. and a foreign government relating to the implementation of FATCA, provided that the non-U.S. holder and the foreign government comply with the terms of the agreement. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

UNDERWRITING

        Leerink Partners LLC is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Leerink Partners LLC
Stifel, Nicolaus & Company, Incorporated
Guggenheim Securities, LLC
Janney Montgomery Scott LLC

Total

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at that price less a concession not in excess of $          per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We also have agreed to reimburse the underwriters for up to $        for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

        We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        We, our executive officers and directors and all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Leerink Partners LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  otherwise transfer or dispose of any common stock;

  •
  exercise any right with respect to registration of any common stock, or file or cause to be filed any registration statement in connection therewith; or

  •
  enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Market Listing

        We have applied to list our common stock on The NASDAQ Global Market under the symbol "KLTN."

        Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

        A prospectus supplement and prospectus in electronic format may be made available on the websites maintained by one or more underwriters, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus supplement and prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by the underwriters is not part of this prospectus supplement and the accompanying prospectus or the registration statement of which they form a part.

Other Relationships

        Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.

        In March 2014, entities affiliated with Leerink Partners LLC purchased an aggregate of 1,010,000 shares of our Series D convertible preferred stock on the same terms as the other investors, which shares will automatically convert into 1,010,000 shares of our common stock upon the closing of this offering.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

        Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares may be made to the public in that Relevant Member State other than:

          A.    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

          B.    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

          C.    in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        We, our representatives and our affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

        This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

 LEGAL MATTERS

        The validity of the shares of our common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP. Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C. is acting as counsel for the underwriters in connection with this offering.

EXPERTS

        The financial statements as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference to such contract, agreement or document.

        You may read and copy the registration statement of which this prospectus is a part at the SEC's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's public reference room. In addition, the SEC maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC's Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kolltan Pharmaceuticals, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in convertible preferred stock and stockholders' deficit and of cash flows, present fairly, in all material respects, the financial position of Kolltan Pharmaceuticals, Inc. and its subsidiary at December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
August 8, 2014

KOLLTAN PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
			June 30, 2014	Pro Forma June 30, 2014
	2012	2013
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,629	$2,961	$48,033	$48,033
Marketable securities	28,903	9,929	10,259	10,259
Prepaid expenses and other current assets	756	857	675	675

Total current assets	35,288	13,747	58,967	58,967
Property and equipment, net	2,030	3,294	3,064	3,064

Total assets	$37,318	$17,041	$62,031	$62,031

Liabilities, Convertible Preferred Stock, and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$541	$973	$767	$767
Accrued expenses and other current liabilities	2,059	1,758	1,953	1,953

Total current liabilities	2,600	2,731	2,720	2,720
Deferred rent, net of current portion	115	202	182	182

Total liabilities	2,715	2,933	2,902	2,902

Commitments and contingencies (Note 7)
Convertible preferred stock (Series A, B, C and D), $0.001 par value; 100,000,000 shares authorized at December 31, 2012 and 2013 and 160,000,000 shares authorized at June 30, 2014 (unaudited); 61,590,909, 64,090,909 and 124,090,909 shares issued and outstanding at December 31, 2012 and 2013 and June 30, 2014 (unaudited), respectively; aggregate liquidation preference of $82,677 and $143,925 at December 31, 2013 and June 30, 2014 (unaudited), respectively; no shares issued or outstanding pro forma at June 30, 2014 (unaudited)	74,185	79,185	138,800	—
Stockholders' equity (deficit):
Common stock, $0.001 par value; 135,000,000 shares authorized at December 31, 2012 and 2013 and 202,500,000 shares authorized at June 30, 2014 (unaudited); 20,007,276, 20,537,028 and 20,537,028 shares issued and outstanding at December 31, 2012 and 2013 and June 30, 2014 (unaudited), respectively; 148,370,804 shares issued and outstanding, pro forma at June 30, 2014 (unaudited)	20	21	21	148
Additional paid-in capital	1,472	2,335	3,294	141,967
Accumulated other comprehensive income	10	—	1	1
Accumulated deficit	(41,084)	(67,433)	(82,987)	(82,987)

Total stockholders' equity (deficit)	(39,582)	(65,077)	(79,671)	59,129

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$37,318	$17,041	$62,031	$62,031

The accompanying notes are an integral part of these consolidated financial statements.

KOLLTAN PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	8,307	20,269	9,753	11,099
General and administrative	5,783	6,223	3,357	4,530

Total operating expenses	14,090	26,492	13,110	15,629

Loss from operations	(14,090)	(26,492)	(13,110)	(15,629)
Interest income	85	47	37	10
Other income (expense), net	129	96	40	65

Net loss	$(13,876)	$(26,349)	$(13,033)	$(15,554)

Net loss attributable to common stockholders	$(13,876)	$(26,349)	$(13,033)	$(15,554)

Net loss per share attributable to common stockholders, basic and diluted	$(0.69)	$(1.31)	$(0.65)	$(0.76)

Weighted average common shares outstanding, basic and diluted	20,006,557	20,090,004	20,007,276	20,537,028

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.32)		$(0.13)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		83,085,023		123,366,695

Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	10	(10)	(22)	1

Total other comprehensive income (loss)	10	(10)	(22)	1

Comprehensive loss	$(13,866)	$(26,359)	$(13,055)	$(15,553)

The accompanying notes are an integral part of these consolidated financial statements.

KOLLTAN PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS' DEFICIT

(In thousands, except share data)

	Series A, B, C and D Convertible Preferred Stock		Common Stock
						Accumulated Other Comprehensive Income
				Par Value	Additional Paid-In Capital		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares
Balance at December 31, 2011	49,090,909	$49,307	20,001,426	$20	$595	$—	$(27,208)	$(26,593)
Issuance of Series C convertible preferred stock, net of issuance costs of $122	12,500,000	24,878	—	—	—	—	—	—
Exercise of common stock options	—	—	5,850	—	1	—	—	1
Stock-based compensation expense	—	—	—	—	876	—	—	876
Unrealized gain on marketable securities	—	—	—	—	—	10	—	10
Net loss	—	—	—	—	—	—	(13,876)	(13,876)

Balance at December 31, 2012	61,590,909	74,185	20,007,276	20	1,472	10	(41,084)	(39,582)
Issuance of Series C convertible preferred stock, net of issuance costs of $0	2,500,000	5,000	—	—	—	—	—	—
Exercise of common stock options	—	—	529,752	1	96	—	—	97
Stock-based compensation expense	—	—	—	—	767	—	—	767
Unrealized loss on marketable securities	—	—	—	—	—	(10)	—	(10)
Net loss	—	—	—	—	—	—	(26,349)	(26,349)

Balance at December 31, 2013	64,090,909	79,185	20,537,028	21	2,335	—	(67,433)	(65,077)
Issuance of Series D convertible preferred stock, net of issuance costs of $385	60,000,000	59,615	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	959	—	—	959
Unrealized gain on marketable securities	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	(15,554)	(15,554)

Balance at June 30, 2014 (unaudited)	124,090,909	$138,800	20,537,028	$21	$3,294	$1	$(82,987)	$(79,671)

The accompanying notes are an integral part of these consolidated financial statements.

KOLLTAN PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)
Cash flows from operating activities:
Net loss	$(13,876)	$(26,349)	$(13,033)	$(15,554)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	876	767	326	959
Depreciation and amortization expense	344	529	221	306
Amortization of premium on marketable securities	358	109	80	9
Loss on disposal of property and equipment	2	—	—	1
Licensing fees paid in convertible preferred stock	—	5,000	5,000	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(144)	(101)	(19)	182
Other assets	3	—	—	—
Accounts payable	230	433	152	(206)
Accrued expenses and other current liabilities	(131)	(301)	(633)	196
Deferred rent	(5)	88	—	(20)

Net cash used in operating activities	(12,343)	(19,825)	(7,906)	(14,127)

Cash flows from investing activities:
Proceeds from maturities and sales of marketable securities	31,744	35,745	19,769	9,921
Purchases of marketable securities	(40,719)	(16,892)	(11,420)	(10,259)
Purchases of property and equipment	(569)	(1,793)	(1,473)	(78)

Net cash (used in) provided by investing activities	(9,544)	17,060	6,876	(416)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	24,878	—	—	59,615
Proceeds from exercise of common stock options	1	97	—	—

Net cash provided by financing activities	24,879	97	—	59,615

Net increase (decrease) in cash and cash equivalents	2,992	(2,668)	(1,030)	45,072
Cash and cash equivalents at beginning of period	2,637	5,629	5,629	2,961

Cash and cash equivalents at end of period	$5,629	$2,961	$4,599	$48,033

Supplemental disclosure of non-cash investing activities:
Leasehold improvements funded by landlord	$17	$163	$—	$—
Additions to property and equipment purchases included in accrued expenses	$115	$53	$340	$51

The accompanying notes are an integral part of these consolidated financial statements.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Nature of Business and Basis of Presentation

        Kolltan Pharmaceuticals, Inc. (the "Company," "we", "our" or "us") was incorporated under the laws of the State of Delaware in November 2007 and commenced research operations in July 2008. We are a clinical-stage biopharmaceutical company focused on the discovery and development of novel antibody-based drugs targeting receptor tyrosine kinases ("RTKs") for the treatment of cancer and other diseases with significant unmet need. We are a leader in understanding the mechanism of action and the biomedical roles of RTKs and their signaling pathways. We are employing a systematic investigation of RTKs and applying our insights with the goal of developing important new medicines with novel mechanisms of action.

        We have prepared our consolidated financial statements on a basis which assumes that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2013 and June 30, 2014 (unaudited), we have experienced recurring losses and had an accumulated deficit of $67,433 and $82,987, respectively. We anticipate that we will continue to incur negative cash flows from operations during 2014, driven by continued investment in advancing our product candidate programs, developing a robust research pipeline, business development activities, and general business operations. As of December 31, 2013, we had cash and cash equivalents of $2,961 and marketable securities of $9,929. As described in Note 8, we raised gross proceeds of $60,000 from the sale of preferred stock in March 2014. We expect that our cash, cash equivalents and marketable securities at December 31, 2013, together with the net proceeds from the sale of the preferred stock, should be sufficient to fund our operations through at least early 2016. In addition, as of June 30, 2014 (unaudited), we had cash and cash equivalents totaling $48,033 and marketable securities of $10,259. We expect that our cash, cash equivalents and marketable securities at June 30, 2014 (unaudited) should be sufficient to fund our operations through at least early 2016 (unaudited). We are also seeking to complete an initial public offering of our common stock, which would provide additional capital to fund our operations. Upon closing of a qualified public offering on specified terms, all of our outstanding convertible preferred stock will automatically convert into shares of common stock. However, if our performance expectations fall short or our expenses exceed expectations, or we do not complete an initial public offering, we will need to secure additional debt or equity financing, secure a collaboration with funding, and/or reduce our expenses to continue our operations. Our failure to do so would have a material adverse impact on our prospects and financial condition. There can be no assurance that any contemplated additional debt or equity financing or collaboration will be available on terms acceptable to us, if at all. If required, we believe we would be able to reduce our expenses by delaying, reducing or eliminating our research and development programs or product candidate pipeline expansion to a sufficient level to continue to operate as a going concern.

        In June 2013, we established a wholly owned subsidiary, Bulldog Pharmaceuticals, Inc. ("Bulldog"), as a British Virgin Islands corporation, to hold the license of our lead product candidate, KTN3379. Beginning in June 2013, our financial statements are consolidated, including the accounts of Bulldog, after the elimination of all significant intercompany accounts and transactions.

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies

  Use of Estimates

        The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of research and development expenses and the valuation of common stock and stock-based awards. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from our estimates.

  Unaudited Interim Financial Information

        The accompanying consolidated balance sheet as of June 30, 2014, our consolidated statements of operations and comprehensive loss and of consolidated cash flows for the six months ended June 30, 2013 and 2014, and the consolidated statement of changes in convertible preferred stock and stockholders' deficit for the six months ended June 30, 2014 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our financial position as of June 30, 2014 and the results of our operations and our cash flows for the six months ended June 30, 2013 and 2014. The financial data and other information disclosed in these notes related to the six months ended June 30, 2013 and 2014 are unaudited. The results for the six months ended June 30, 2014 are not necessarily indicative of results to be expected for the year ending December 31, 2014, any other interim periods, or any future year or period.

  Unaudited Pro Forma Information

        The accompanying unaudited pro forma consolidated balance sheet as of June 30, 2014 has been prepared to give effect to the automatic conversion upon the closing of a qualified initial public offering of all outstanding shares of our convertible preferred stock into 127,833,776 shares of common stock as if the proposed initial public offering had occurred on June 30, 2014. In the accompanying consolidated statements of operations, unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2013 and for the six months ended June 30, 2014 have been prepared to give effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock as if the proposed initial public offering had occurred on the later of January 1, 2013 or the issuance date of the convertible preferred stock.

  Research and Development Expenses

        All research and development costs are expensed as incurred. These costs include the following:

  •
  salaries and other related costs, including stock-based compensation expense, for personnel in research and development functions;

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

  •
  expenses incurred under agreements with third parties, including contract research organizations, contract manufacturing organizations, and consultants that conduct preclinical studies and clinical trials;

  •
  costs associated with preclinical activities and regulatory operations;

  •
  costs of acquiring, developing and manufacturing clinical trial materials;

  •
  expenses related to the in-license of certain technologies and early-stage drug compounds; and

  •
  allocated depreciation and other facility-related and overhead expenses.

        We record payments made for research and development services prior to the services being rendered as prepaid expenses on our consolidated balance sheet and expense them as those services are provided.

  Stock-Based Compensation

        We measure all stock-based awards issued to employees and directors at the fair value of the award on the date of grant using the Black-Scholes option pricing model. We recognize the fair value of the awards as expense, net of estimated forfeitures, over the requisite service period of the award, which is generally the vesting period of the respective award. The straight-line method of expense recognition is applied to all awards with service-only conditions.

        For stock-based awards granted to nonemployee consultants, we recognize compensation expense over the period during which services are rendered by such nonemployee consultants until completed. At the end of each financial reporting period prior to completion of service, the fair value of these awards is remeasured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option pricing model.

        We classify stock-based compensation expense in our statement of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

  Patent Costs

        We record all patent-related costs incurred in connection with filing and prosecuting patent applications as general and administrative expenses as incurred, as recoverability of such expenditures is uncertain.

  Income Taxes

        We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, we establish a valuation allowance through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

        We account for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

  Comprehensive Loss

        Comprehensive loss includes net loss as well as other changes in stockholders' equity (deficit) that result from transactions and economic events other than those with stockholders. Our only element of other comprehensive income (loss) in all periods presented was unrealized gains (losses) on available-for-sale marketable securities.

  Basic and Diluted Net Income (Loss) per Common Share

        We compute net income (loss) per share using the two-class method, as we have issued various series of preferred stock that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period has been distributed.

        Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. All participating securities are excluded from basic weighted average common shares outstanding. Diluted net income (loss) attributable to common stockholders is computed by adjusting income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities, including outstanding stock options. Diluted net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of outstanding stock options.

        Our convertible preferred stock contractually entitles the holders of such shares to participate in dividends declared on shares of our common stock but does not contractually require the holders of such shares to participate in losses. Accordingly, in periods in which we report a net loss attributable to

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is antidilutive. We reported a net loss attributable to common stockholders for the years ended December 31, 2012 and 2013 and for the six months ended June 30, 2013 and 2014 (unaudited).

  Cash and Cash Equivalents

        We classify highly liquid investments with original maturities at the time of purchase of 90 days or less as cash equivalents. We invest excess cash primarily in U.S. government securities, commercial paper, certificates of deposit and money market funds. Cash equivalents, which consist of money market funds and commercial paper, are stated at fair value.

  Marketable Securities

        Marketable securities with original maturities of greater than three months and remaining maturities of less than one year from the balance sheet date are classified as short term. Marketable securities with remaining maturities of greater than one year from the balance sheet date are classified as long term.

        We classify all of our investments as available-for-sale securities. Our marketable securities are measured and reported at fair value using quoted market prices in active markets and quoted prices in inactive markets or other observable inputs. Unrealized gains and losses are reported as a separate component of stockholders' equity (deficit). The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in other income (expense) within our consolidated statement of operations and comprehensive loss. If any adjustment to fair value reflects a decline in the value of the investment, we consider available evidence to evaluate the extent to which the decline is "other than temporary" and reduce the investment to fair value through a charge to the consolidated statement of operations and comprehensive loss. No such adjustments were necessary during the years ended December 31, 2012 and 2013 or the six months ended June 30, 2013 and 2014 (unaudited).

  Fair Value Measurements

        We are often required to measure certain assets and liabilities at fair value, either upon initial recognition or for subsequent accounting or reporting. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

    or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

        We utilize the hierarchy of the three input levels noted above to measure the fair value of our cash equivalents and short-term marketable securities. The carrying amounts for accounts payable and for accrued expenses and other current liabilities approximate fair value due to the short-term nature of these liabilities.

  Concentration of Credit Risk and Significant Suppliers

        Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash and cash equivalents and our short-term marketable securities. We generally invest our cash in money market funds, U.S. government securities, corporate debt securities, commercial paper and certificates of deposit at several high quality financial institutions. We do not believe we are subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

        We are completely dependent on third party manufacturers and product suppliers for preclinical research activities and clinical study activities. In particular, we rely on one manufacturer to purchase from third party suppliers the materials necessary to produce our lead drug product candidate for clinical trials, and we rely on a different manufacturer for our second product candidate. We are in discussion with additional potential manufacturers. Our research programs would be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients or drug product.

  Deferred Offering Costs

        We capitalize certain legal, accounting and other third party fees that are directly associated with in-process equity financings as other assets (long term) until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders' equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the equity financing no longer be considered probable of being consummated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statement of operations. We did not record any deferred offering costs as of December 31, 2012 or 2013 or June 30, 2014 (unaudited).

  Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions, with resulting gains or losses reflected in our consolidated statement of operations and comprehensive loss.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

        Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, or for leasehold improvements, over the remaining term of the lease, if shorter. The estimated useful lives for each major asset classification are as follows:

Asset Classification	Estimated Useful Life
Laboratory equipment	7 years
Office equipment	3 - 5 years
Leasehold improvements	lesser of lease term or 9 years
Furniture and fixtures	7 years

  Impairment of Long-Lived Assets

        Long-lived assets consist of property and equipment. We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, we compare forecasts of undiscounted cash flows expected to result from the use and ultimate disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impairment asset over its fair value, determined based on discounted cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred which indicate the need for revision. To date, we have not recorded any impairment losses on long-lived assets.

  Research Contract Costs and Accruals

        We have entered into various research and development contracts with research institutions and other companies, both inside and outside of the United States. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. We record accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, we analyze progress of the studies, including the phase or completion of events, invoices received and contracted costs. We make significant judgments and estimates in determining the accrued balances at the end of any reporting period. Actual results could differ from our estimates. To date, our historical accrual estimates have not been materially different from the actual costs.

  Segment Data

        We manage our operations as a single operating segment for purposes of assessing performance and making operating decisions. We develop novel therapeutics targeting proprietary discoveries in the mechanisms of RTK activation. No revenue has been generated since our inception, and all of our tangible assets are held in the United States.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

  Recently Issued and Adopted Accounting Pronouncements

        In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-10, Development Stage Entities. The amendments in this update removed all incremental financial reporting requirements, including inception-to-date information and certain other disclosures currently required under GAAP, in the financial statements of development stage companies. The amendments are effective for annual reporting periods beginning after December 15, 2014 and interim reporting periods beginning after December 15, 2015. Early adoption is permitted. We elected to early-adopt this guidance and, therefore, have not presented inception-to-date disclosures in our consolidated financial statements.

        In July 2013, the FASB issued changes to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. These changes require an entity to present an unrecognized tax benefit as a liability in the financial statements if (i) a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or (ii) the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset to settle any additional income taxes that would result from the disallowance of a tax position. Otherwise, an unrecognized tax benefit is required to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. These changes became effective for us as of January 1, 2014, and the adoption of this guidance did not have a significant impact on our consolidated financial statements.

        In February 2013, the FASB issued guidance to provide information about the amounts reclassified out of accumulated other comprehensive income ("AOCI") by component. An entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. On January 1, 2013, we adopted this standard, and it had no impact on our financial position, results of operations or cash flows.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3. Fair Value of Financial Instruments

        The following tables present information as of December 31, 2012 and 2013 and June 30, 2014 (unaudited) about our assets that are measured at fair value on a recurring basis and indicate the level of the fair value hierarchy we utilized to determine such fair values:

	Fair Value Measurements as of December 31, 2012 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$—	$5,065	$—	$5,065
Marketable securities	7,061	21,842	—	28,903

	$7,061	$26,907	$—	$33,968

	Fair Value Measurements as of December 31, 2013 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$—	$2,672	$—	$2,672
Marketable securities	5,572	4,357	—	9,929

	$5,572	$7,029	$—	$12,601

	Fair Value Measurements as of June 30, 2014 Using:
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets:
Cash equivalents	$—	$47,805	$—	$47,805
Marketable securities	—	10,259	—	10,259

	$—	$58,064	$—	$58,064

        As of December 31, 2012 and 2013 and June 30, 2014 (unaudited), our cash equivalents that were invested in money market funds and commercial paper were valued based on Level 2 inputs. In determining the fair value of our marketable securities valued using Level 2 inputs, we primarily rely on quoted prices in active markets for similar marketable securities. During the years ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

        As of December 31, 2012 and 2013 and June 30, 2014 (unaudited), marketable securities had a maximum remaining maturity of approximately nine months, three months and three months, respectively.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3. Fair Value of Financial Instruments (Continued)

        As of December 31, 2012 and 2013 and June 30, 2014 (unaudited), the fair value of our available-for-sale marketable securities by type of security was as follows:

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities and U.S. government agency debt securities	$15,780	$5	$—	$15,785
Corporate debt securities	8,052	6	—	8,058
Certificates of deposit	5,060	—	—	5,060

	$28,892	$11	$—	$28,903

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities and U.S. government agency debt securities	$1,908	$—	$—	$1,908
Corporate debt securities	2,949	1	—	2,950
Certificates of deposit	5,071	—	—	5,071

	$9,928	$1	$—	$9,929

	June 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(unaudited)
Corporate debt securities	$5,259	$—	$—	$5,259
Commercial paper	4,998	2	—	5,000

	$10,257	$2	$—	$10,259

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4. Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consisted of the following as of December 31, 2012 and 2013 and June 30, 2014 (unaudited):

	December 31,
			June 30, 2014
	2012	2013
			(unaudited)
Prepaid research and development costs	$268	$298	$273
State tax credit exchange	250	346	223
Prepaid expenses—other	175	196	141
Interest receivable	63	16	15
Other current assets	—	1	23

	$756	$857	$675

5. Property and Equipment

        Property and equipment consisted of the following as of December 31, 2012 and 2013 and June 30, 2014 (unaudited):

	December 31,
			June 30, 2014
	2012	2013
			(unaudited)
Laboratory equipment	$1,181	$1,638	$1,692
Office equipment	245	434	452
Leasehold improvements	1,035	2,343	2,343
Furniture and fixtures	152	333	333
Construction in progress	351	10	13

	2,964	4,758	4,833
Less: Accumulated depreciation and amortization	(934)	(1,464)	(1,769)

	$2,030	$3,294	$3,064

        Depreciation and amortization expense was $344 and $529 for the years ended December 31, 2012 and 2013, respectively, and $221 and $306 for the six months ended June 30, 2013 and 2014 (unaudited), respectively.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6. Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consisted of the following as of December 31, 2012 and 2013 and June 30, 2014 (unaudited):

	December 31,
			June 30, 2014
	2012	2013
			(unaudited)
Payroll and employee benefits	$1,144	$1,267	$592
Accrued severance costs	—	—	608
Professional and consultant fees	649	282	504
Development costs	40	20	146
Deferred rent, current portion	5	42	42
Manufacturing and other	221	147	61

	$2,059	$1,758	$1,953

        In connection with the termination of certain executive-level employees, severance expense of $1,392, including stock-based compensation expense of $434, was recognized during the six months ended June 30, 2014 (unaudited). Accrued severance for future payments to those terminated employees was $608 as of June 30, 2014 (unaudited).

7. Commitments and Contingencies

  Operating Leases

        In January 2009, we entered into a lease for office and laboratory space in New Haven, Connecticut. We have amended the lease several times to add more space. The current lease expires in April 2016 and has two renewal options, the first for an additional three-year term and the second for an additional two-year term. The terms of the lease provide for rental payments on a monthly basis and on a graduated scale. We recognize rent expense on a straight-line basis over the lease period and accrue for rent expense incurred but not paid. The lease also requires us to pay additional amounts for operating and maintenance expenses. Rent expense under operating leases for facilities was $469 and $589 for the years ended December 31, 2012 and 2013, respectively, and $289 and $307 for the six months ended June 30, 2013 and 2014 (unaudited), respectively.

        The following table summarizes the future minimum lease commitments under all operating leases as of December 31, 2013:

Year Ending December 31,
2014	$636
2015	637
2016	212

Total	$1,485

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7. Commitments and Contingencies (Continued)

  Indemnification Agreements

        In the ordinary course of business, we may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with members of our board of directors that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments we could be required to make under these indemnification agreements is, in many cases, unlimited. To date, we have not incurred any material costs as a result of such indemnifications. We do not believe that the outcome of any claims under indemnification arrangements will have a material effect on our financial position, results of operations or cash flows, and we have not accrued any liabilities related to such obligations in our consolidated financial statements as of December 31, 2012 or 2013 or June 30, 2014 (unaudited).

  License and Research Agreements

        We have entered into license and research agreements with various parties under which we are obligated to make contingent and non-contingent payments (see Note 13).

  Litigation

        We may periodically become subject to legal proceedings and claims arising in connection with ongoing business activities, including claims or disputes related to patents that have been issued or that are pending in the field of research on which we are focused. As of December 31, 2013 and June 30, 2014 (unaudited), we had no legal proceedings to which we, or our subsidiary, were a party or to which our property is subject.

8. Convertible Preferred Stock

        As of December 31, 2013 and June 30, 2014 (unaudited), our Certificate of Incorporation, as amended and restated, authorizes us to issue 100,000,000 shares and 160,000,000 shares, respectively, of $0.001 par value preferred stock. We have issued Series A, Series B, Series C and Series D convertible preferred stock (collectively, the "Convertible Preferred Stock"). We classify the Convertible Preferred Stock outside of stockholders' equity (deficit) because the preferred stock could be redeemed upon certain events that are not solely within our control.

        In March 2012, we issued 12,500,000 shares of Series C convertible preferred stock at an issuance price of $2.00 per share and received gross proceeds of $25,000. In connection with this financing, we paid total issuance costs of $122.

        In June 2013, we issued 2,500,000 shares of Series C convertible preferred stock, recorded at a fair value of $2.00 per share, to Spirogen Developments LP and Spirogen SARL (Bermuda Branch) as an upfront payment in connection with entering into a licensing agreement (see Note 13).

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. Convertible Preferred Stock (Continued)

        In March 2014, we issued 60,000,000 shares of Series D convertible preferred stock at an issuance price of $1.00 per share and received gross proceeds of $60,000. In connection with this financing, we paid total issuance costs of $385.

        The following tables summarize our Convertible Preferred Stock as of December 31, 2012 and 2013 and June 30, 2014 (unaudited):

	December 31, 2012
	Preferred Shares Designated	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	40,000,000	40,000,000	$39,526	$40,000	40,000,000
Series B convertible preferred stock	10,000,000	9,090,909	9,781	11,206	9,090,909
Series C convertible preferred stock	24,999,999	12,500,000	24,878	25,459	12,500,000

	74,999,999	61,590,909	$74,185	$76,665	61,590,909

	December 31, 2013
	Preferred Shares Designated	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	40,000,000	40,000,000	$39,526	$40,000	40,000,000
Series B convertible preferred stock	10,000,000	9,090,909	9,781	11,606	9,090,909
Series C convertible preferred stock	24,999,999	15,000,000	29,878	31,071	15,000,000

	74,999,999	64,090,909	$79,185	$82,677	64,090,909

	June 30, 2014 (unaudited)
	Preferred Shares Designated	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	40,000,000	40,000,000	$39,526	$40,000	40,000,000
Series B convertible preferred stock	10,000,000	9,090,909	9,781	11,804	9,408,900
Series C convertible preferred stock	24,999,999	15,000,000	29,878	31,398	18,424,876
Series D convertible preferred stock	60,000,000	60,000,000	59,615	60,723	60,000,000

	134,999,999	124,090,909	$138,800	$143,925	127,833,776

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. Convertible Preferred Stock (Continued)

  Dividends

        Dividends accrue on shares of Series B and Series C convertible preferred stock at the rate of $0.044 per annum, provided, however, that such accruing dividends shall be limited to a maximum amount of $0.22 per share of Series B and Series C convertible preferred stock. Dividends accrue on shares of Series D convertible preferred stock at the rate of $0.04 per annum, provided, however, that such accruing dividends shall be limited to a maximum amount of $0.20 per share of Series D convertible preferred stock. Such dividends are cumulative and accrue whether or not declared by our board of directors; however, such dividends are payable only when, as, and if declared by our board of directors or upon a Liquidation Event (as defined below). Such dividends have not been accreted to the carrying value of the Series B, Series C and Series D convertible preferred stock as a Liquidation Event is not yet probable. No dividends have been declared. Dividends do not accrue on shares of Series A convertible preferred stock.

  Liquidation Rights

        In the event of our liquidation, dissolution, or winding-up, either voluntary or involuntary, or upon our insolvency, acquisition or a transfer of all or substantially all of our assets (each a "Liquidation Event"), the holders of Series D convertible preferred stock are entitled to receive, prior to and in preference to the holders of Series A, Series B and Series C convertible preferred stock and common stock, from our assets available for distribution an amount per share equal to the greater of (i) $1.00 plus any accrued but unpaid dividends, whether or not declared, together with any other declared but unpaid dividends, or (ii) such amount per share as would have been payable had all shares of Series D convertible preferred stock been converted into common stock immediately prior to such Liquidation Event. The holders of Series D convertible preferred stock do not have participation rights after distribution of the liquidation preference.

        After payments have been made in full to the holders of the Series D convertible preferred stock, then, to the extent available, holders of Series A, Series B and Series C convertible preferred stock are entitled to receive, on a pari passu basis, prior to any distribution to the holders of common stock:

  •
  with respect to the Series A convertible preferred stock, an amount equal to $1.00 per share plus any accrued but unpaid dividends, whether or not declared, together with any other declared but unpaid dividends;

  •
  with respect to the Series B convertible preferred stock, an amount equal to the greater of (i) $1.10 per share plus any accrued but unpaid dividends, whether or not declared, together with any other declared but unpaid dividends, or (ii) such amount per share as would have been payable had all shares of Series B convertible preferred stock been converted into common stock immediately prior to such Liquidation Event; and

  •
  with respect to the Series C convertible preferred stock, an amount equal to the greater of (i) $2.00 per share plus any accrued but unpaid dividends, whether or not declared, together with any other declared but unpaid dividends, or (ii) such amount per share as would have been payable had all shares of Series C convertible preferred stock been converted into common stock immediately prior to such Liquidation Event.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. Convertible Preferred Stock (Continued)

        After payments have been made in full to the holders of the Series A, Series B, Series C and Series D convertible preferred stock as described above, the holders of the Series A convertible preferred stock are entitled to participate with the holders of common stock in the distribution of any remaining assets, pro rata based on the number of shares of common stock held by each (on an as-converted to common stock basis). The holders of Series B and Series C convertible preferred stock do not have participation rights after distribution of the liquidation preferences described above.

  Conversion

        At the option of the holders of the Convertible Preferred Stock, shares may be converted to common stock at a rate equal to the original issuance price of each series of stock divided by the respective conversion price of each series of stock (initially, the original issuance price), subject to adjustment as set forth in our Certificate of Incorporation, as amended and restated. As of December 31, 2013, the conversion ratio was 1.00 share of common stock for each share of Series A, Series B and Series C convertible preferred stock. As of June 30, 2014 (unaudited), the conversion ratio was 1.00 share of common stock for each share of Series A convertible preferred stock, 1.034979 shares of common stock for each share of Series B convertible preferred stock, 1.228325 shares of common stock for each share Series C convertible preferred stock, and 1.00 share of common stock for each share of Series D convertible preferred stock.

        The Convertible Preferred Stock automatically converts into shares of common stock upon the closing of an initial public offering of our common stock with a listing on the NYSE or NASDAQ and with gross proceeds to us of at least $40,000; there is no minimum price per share requirement.

  Voting and Other Rights

        The holders of the Convertible Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to our stockholders for a vote, other than the election of members of our board of directors. Each holder of convertible preferred stock is entitled to cast a number of votes equal to the number of shares of common stock into which such convertible preferred stock could be converted. So long as at least 25% of the total number of shares of Convertible Preferred Stock originally issued remain outstanding, the holders of Convertible Preferred Stock, voting together as a single class on an as-converted to common stock basis, shall be entitled to elect, from time to time, one of our directors only and shall not be entitled to vote in the election of any other director.

9. Common Stock

        As of December 31, 2013 and June 30, 2014 (unaudited), we have authorized the issuance of 135,000,000 shares and 202,500,000 shares, respectively, of $0.001 par value common stock. Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of all of our stockholders. Common stockholders are not entitled to receive dividends unless declared by our board of directors. Any such dividends would be subject to the preferential dividend rights of the holders of convertible preferred stock.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10. Stock-Based Awards

  2008 Equity Incentive Plan

        Our 2008 Equity Incentive Plan (the "2008 Plan"), adopted in July 2008, amended and restated in February 2009 and further amended in June 2012 and March 2014, provides for the granting of various awards to our officers, directors and employees and to nonemployees (consultants). As of December 31, 2013, the 2008 Plan authorizes the issuance of up to 20,000,000 shares of common stock covering several different types of stock-based awards, including stock options and restricted shares. In March 2014, we effected an increase in the number of shares of common stock reserved for issuance under the 2008 Plan from 20,000,000 shares to 27,500,000 shares.

        The 2008 Plan provides that options may be granted at an exercise price of 100% of fair market value of our common stock as determined by our board of directors on the date of grant, may be exercised in full or in installments at the discretion of our board of directors or its compensation committee, and have a maximum contractual term of ten years from date of grant. Stock options we have granted under the 2008 plan generally vest over four years.

        As of December 31, 2012 and 2013 and June 30, 2014 (unaudited), there were 6,297,771, 2,698,450 and 493,035 shares, respectively, of common stock reserved for future issuance under the 2008 Plan. We generally issue shares for the exercise of stock options from unissued reserved shares.

  Stock Option Valuation

        We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option pricing model. Because we are a private company and lack company-specific historical and implied volatility information, we estimate our expected stock volatility based on the historical volatility of a publicly traded group of peer companies, and we expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded stock price. The expected term of our stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The expected term of stock options granted to nonemployees is equal to the contractual term of the option award. We determine the risk-free interest rate by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Our expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future. We used the following assumptions to determine the fair value of the stock options granted to employees and directors, presented on a weighted average basis:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)
Risk- free interest rate	0.34%	1.15%	0.84%	2.07%
Expected term (in years)	6.2	5.0	4.7	6.4
Expected volatility	111.0%	106.0%	111.0%	100.0%
Expected dividend yield	0%	0%	0%	0%

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10. Stock-Based Awards (Continued)

  Stock Options

        The following table summarizes stock option activity for the years ended December 31, 2012 and 2013 and the six months ended June 30, 2014 (unaudited):

	Year Ended December 31,
					Six Months Ended June 30, 2014 (unaudited)
	2012		2013
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	6,195,818	$0.13	13,694,954	$0.25	16,764,523	$0.30
Granted	7,747,236	0.36	3,836,600	0.44	10,418,665	0.56
Exercised	(5,850)	0.22	(529,752)	0.18	—	—
Cancelled	(242,250)	0.22	(237,279)	0.27	(713,250)	0.55

Outstanding at end of period	13,694,954	$0.25	16,764,523	$0.30	26,469,938	$0.39

Vested and expected to vest at end of period	13,694,954	$0.25	16,729,316	$0.30	26,387,581	$0.39

Exercisable at end of period	6,260,626	$0.14	9,174,211	$0.22	10,984,439	$0.24

        The weighted average fair value of options granted during the years ended December 31, 2012 and 2013 and the six months ended June 30, 2014 (unaudited) was $0.23, $0.33 and $0.45, respectively.

        As of December 31, 2012, the weighted average remaining contractual term of stock options outstanding was 7.9 years, of stock options exercisable was 6.2 years, and of stock options vested and expected to vest was 7.9 years. As of December 31, 2013, the weighted average remaining contractual term of stock options outstanding was 7.4 years, of stock options exercisable was 6.3 years, and of stock options vested and expected to vest was 7.4 years. As of June 30, 2014 (unaudited), the weighted average remaining contractual term of stock options outstanding was 8.0 years, of stock options exercisable was 6.2 years, and of stock options vested and expected to vest was 8.0 years.

        As of December 31, 2012, the total intrinsic value of stock options outstanding was $1,592, of stock options exercisable was $1,439, and of stock options vested and expected to vest was $1,592. As of December 31, 2013, the total intrinsic value of stock options outstanding was $4,243, of stock options exercisable was $3,060, and of stock options vested and expected to vest was $4,238. As of June 30, 2014 (unaudited), the total intrinsic value of stock options outstanding was $4,406 of stock options exercisable was $3,499, and of stock options vested and expected to vest was $4,403. The intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of our stock for those stock options that had exercise prices lower than the fair value of our common stock.

        The total fair value of options vested during the years ended December 31, 2012 and 2013 was $554 and $1,026, respectively. The total fair value of options vested during the six months ended June 30, 2013 and 2014 (unaudited) was $516 and $556, respectively.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10. Stock-Based Awards (Continued)

        The total intrinsic value for stock options exercised during the years ended December 31, 2012 and 2013 was $1 and $195, respectively. There were no stock options exercised during the six months ended June 30, 2014 (unaudited). We do not expect to realize any tax benefits from future disqualifying dispositions, if any, because we currently have a full valuation allowance recorded against our deferred tax assets.

  Stock-Based Compensation Expense

        The following table summarizes the classification of stock-based compensation expenses recognized in our consolidated statements of operations and comprehensive loss:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)
Research and development expenses	$70	$224	$73	$325
General and administrative expenses	806	543	253	634

	$876	$767	$326	$959

        In March 2012, in connection with the departure of one of our executive officers, our board of directors approved the extension of the post-termination exercise period with respect to his existing vested options. During the year ended December 31, 2012, we recognized stock-based compensation expense of $304 with respect to this stock option modification, all of which was classified as general and administrative expense.

        In May 2014, in connection with the termination of two executive-level employees, our board of directors approved the extension of the post-termination exercise period with respect to their existing vested options and the immediate vesting of unvested options as of their separation dates. During the six months ended June 30, 2014 (unaudited), we recognized stock-based compensation expense of $434 with respect to these stock option modifications, of which $212 was classified as research and development expense and $222 was classified as general and administrative expense.

        At December 31, 2013, unrecognized stock-based compensation expense related to stock options was $2,302 and was expected to be recognized over a weighted average period of 2.8 years. At June 30, 2014 (unaudited), unrecognized stock-based compensation expense related to stock options was $5,898 and was expected to be recognized over a weighted average period of 3.4 years.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. Net Loss per Share and Unaudited Pro Forma Net Loss per Share

  Net Loss per Share

        Basic and diluted net loss per share attributable to common stockholders was calculated as follows for the years ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014 (unaudited):

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)
Numerator:
Net loss	$(13,876)	$(26,349)	$(13,033)	$(15,554)
Accretion of dividends on convertible preferred stock	—	—	—	—

Net loss attributable to common stockholders	$(13,876)	$(26,349)	$(13,033)	$(15,554)

Denominator:
Weighted average common shares outstanding, basic and diluted	20,006,557	20,090,004	20,007,276	20,537,028

Net loss per share attributable to common stockholders, basic and diluted	$(0.69)	$(1.31)	$(0.65)	$(0.76)

        We excluded the following common stock equivalents, outstanding as of December 31, 2012 and 2013 and June 30, 2013 and 2014 (unaudited), from the computations of diluted net loss per share attributable to common stockholders for the periods presented below because they had an antidilutive impact due to the net loss attributable to common stockholders that we incurred for those periods:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)
Convertible preferred stock (as converted to common stock)	61,590,909	64,090,909	64,090,909	127,833,776
Stock options to purchase common stock	13,694,954	16,764,523	16,094,954	26,469,938

	75,285,863	80,855,432	80,185,863	154,303,714

  Unaudited Pro Forma Net Loss per Share

        The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2013 and the six months ended June 30, 2014 gives effect to adjustments arising upon the closing of a qualified initial public offering. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the allocation of net income (loss) to participating securities because it assumes that the conversion of

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. Net Loss per Share and Unaudited Pro Forma Net Loss per Share (Continued)

convertible preferred stock into common stock had occurred on the later of January 1, 2013 or the issuance date of the convertible preferred stock.

        The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2013 and the six months ended June 30, 2014 gives effect to the automatic conversion upon a qualified initial public offering of all outstanding shares of convertible preferred stock as of December 31, 2013 and June 30, 2014 into 64,090,909 shares and 127,833,776 shares of common stock, respectively, as if the conversion had occurred on the later of January 1, 2013 or the issuance date of the convertible preferred stock.

        The computation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders is as follows:

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
		(unaudited)
Numerator:
Net loss	$(26,349)	$(15,554)

Pro forma net loss attributable to common stockholders	$(26,349)	$(15,554)

Denominator:
Weighted average common shares outstanding, basic and diluted	20,090,004	20,537,028
Pro forma adjustment for assumed automatic conversion of all outstanding shares of convertible preferred stock upon the closing of the proposed initial public offering	62,995,019	102,829,667

Pro forma weighted average common shares outstanding, basic and diluted	83,085,023	123,366,695

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.32)	$(0.13)

12. Income Taxes

        During the years ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014 (unaudited), we recorded no income tax benefits for the net operating losses incurred in each year or interim period due to the uncertainty of realizing a benefit from those items.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Income Taxes (Continued)

        The reconciliation of the effective U.S. federal statutory income tax rate to our effective tax rate is as follows:

	Year Ended December 31,
	2012	2013
Federal statutory income tax rate	(34.0)%	(34.0)%
State taxes, net of federal tax benefit	0.0	0.0
Research and development tax credits	(1.9)	(3.7)
Stock-based compensation	1.0	0.4
Foreign tax rate differential	—	6.7
Change in deferred tax asset valuation allowance	34.9	30.6

Effective income tax rate	0.0%	0.0%

        The State of Connecticut assesses corporate tax based on the higher of a tax based on income or on capital. We do not expect to pay state income tax for the foreseeable future based on the status of our product development pipeline and, therefore, the expected Connecticut state income tax rate is zero.

        Net deferred tax assets as of December 31, 2012 and 2013 consisted of the following:

	December 31,
	2012	2013
Deferred tax assets:
Net operating loss carryforwards	$13,617	$20,428
Research and development tax credit carryforwards	1,738	2,720
Stock-based compensation	227	375
Capitalized organization costs	204	185
Other	55	462

Total deferred tax assets	15,841	24,170

Deferred tax liabilities:
Depreciation and amortization	(416)	(677)

Total deferred tax liabilities	(416)	(677)

Valuation allowance	(15,425)	(23,493)

Net deferred tax assets	$—	$—

        As of December 31, 2013, we had $60,083 of federal net operating loss carryforwards, which have a 20-year carryforward period and begin to expire in 2028. As of December 31, 2013, we had $56,750 of state net operating loss carryforwards, which begin to expire in 2028. As of December 31, 2013, we also had available research and development tax credit carryforwards for federal and state income tax purposes of $1,538 and $1,182, respectively, which begin to expire in 2028 and 2023, respectively.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Income Taxes (Continued)

        The Internal Revenue Code ("IRC") limits the amounts of net operating loss carryforwards and research and development tax credit carryforwards that a company may use in any one year in the event of certain cumulative changes in ownership over a three-year period as described in Section 382 of the IRC. We have not performed a detailed analysis to determine whether an ownership change has occurred. Such a change of ownership could limit our utilization of net operating loss carryforwards and research and development tax credit carryforwards, and could be triggered by subsequent sales of our common or preferred stock by us or our stockholders. Any such limitation may result in the expiration of a portion of the net operating loss carryforwards or research and development credit carryforwards before utilization, which would reduce our gross deferred tax assets.

        We have evaluated the positive and negative evidence bearing upon our ability to realize a benefit from our gross deferred tax assets. We have considered our history of cumulative net losses incurred since inception and our lack of commercialization of any products or generation of any revenue from product sales since inception and have concluded that it is more likely than not that we will not realize the benefits of the deferred tax assets. Accordingly, we have established a full valuation allowance against the gross deferred tax assets as of December 31, 2012 and 2013 and June 30, 2014 (unaudited). We reevaluate the positive and negative evidence at each reporting period.

        Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2012 and 2013 related primarily to the increase in our net operating loss carryforwards and were as follows:

	Year Ended December 31,
	2012	2013
Valuation allowance at beginning of year	$(10,578)	$(15,425)
Decreases recorded as benefit to income tax provision	—	—
Increases recorded to income tax provision	(4,847)	(8,068)

Valuation allowance as of end of year	$(15,425)	$(23,493)

        We file tax returns in the U.S. federal jurisdiction and various states. We are subject to U.S. federal and state tax examinations for all years until our net operating loss carryforwards are utilized and the applicable statute of limitations expire.

        As a result of legislation in the State of Connecticut, companies have the opportunity to exchange certain research and development tax credit carryforwards for a cash payment equivalent to 65% of the research and development tax credit, as defined. We have elected to participate in the exchange program and, as a result, recognized other income of $131, $96 and $66 during the years ended December 31, 2012 and 2013 and the six months ended June 30, 2014 (unaudited), respectively.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Research and Development Agreements

  License Agreements

  Yale License Agreement

        We are party to a license agreement with Yale University ("Yale") under which we have rights to certain RTK technology. In March 2013, we amended and restated the license agreement, which we subsequently amended in March 2014 (the "Yale License Agreement"). Under the Yale License Agreement, during the period before we begin commercializing a RTK royalty-bearing product, we agreed to pay Yale a low ten-thousands of dollars annual license maintenance fee, which increases to a low hundred-thousands of dollars fee if a qualifying change of control event occurs with respect to our company.

        We have agreed to make a one-time payment to Yale of $3,000 with respect to each therapeutic or prophylactic RTK royalty-bearing product if we achieve a specified commercial milestone with respect to such RTK royalty-bearing product. However, in the event we sublicense a therapeutic or prophylactic RTK product in class or if a qualifying change of control event occurs with respect to our company, we have instead agreed to make multiple one-time payments of up to an aggregate of $3,000 upon achievement by the RTK royalty-bearing product of specified clinical, regulatory and commercial milestones. If we owe these payments because we entered into such a sublicense, we must make these payments retroactively for such milestones which were achieved prior to the date we enter into such a sublicense.

        We have agreed to make a one-time payment to Yale of $300 with respect to each diagnostic RTK royalty-bearing product if we achieve a specified commercial milestone with respect to such RTK royalty-bearing product. However, in the event we sublicense a diagnostic RTK royalty-bearing product or if a qualifying change of control event occurs with respect to our company, we have instead agreed to make multiple one-time payments of up to an aggregate of $300 upon achievement by the RTK royalty-bearing product of specified clinical, regulatory and commercial milestones. If we owe these payments because we entered into such a sublicense, we must make these payments retroactively for such milestones which were achieved prior to the date we enter into such a sublicense.

        We have also agreed to pay a low single-digit royalty on annual worldwide net sales of each RTK royalty-bearing product by us, our affiliates and our sublicensees, which is subject to reduction in specified circumstances. The amount of royalty payments to Yale is subject to an annual minimum amount ranging, with respect to therapeutic or prophylactic RTK royalty-bearing products, from the mid hundred-thousands of dollars to the low millions of dollars, and, with respect to diagnostic RTK royalty-bearing products, in the low ten-thousands of dollars. These minimum royalty payments are subject to reduction in specified circumstances, and in the event there are no RTK royalty-bearing products being commercialized, payment of the royalty will be suspended until we again commercially sell a RTK royalty-bearing product. The minimum annual royalty payments we make will be credited against royalties we owe to Yale in the same year. We have also agreed to pay to Yale a low twenties percentage of certain types of income that we receive from sublicensees of the Yale intellectual property.

        Our obligation to pay the annual license maintenance fee will continue each calendar year through the earlier to occur of (1) when we begin making minimum royalty payments under the Yale License Agreement or (2) the expiration or termination of the Yale License Agreement. Unless earlier

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Research and Development Agreements (Continued)

terminated by us or Yale in accordance with the Yale License Agreement, the Yale License Agreement will expire in May 2038, but may expire earlier on a country-by-country basis upon the latest to occur of: (i) the termination of the last valid claim of the patent rights included in the Yale intellectual property in the relevant country; (ii) 15 years after the last of the materials, methods or know-how included in the Yale intellectual property have been provided to us; and (iii) 15 years from the date of the first sale of a RTK royalty-bearing product.

  Spirogen License Agreement

        In May 2013, we entered into a license agreement (the "Spirogen License Agreement") with Spirogen Developments LP and Spirogen SARL (Bermuda Branch) (together, "Spirogen"). Under the Spirogen License Agreement, we were granted an exclusive license with the right to substitute under specified patent rights and know-how relating to antibody-drug conjugate warhead and linker technology for the development of a product targeting a specific RTK, with the ability to substitute a replacement target at our election prior to the earlier of a specified event or a specified date. In connection with the transaction, we issued 2,500,000 shares of our Series C convertible preferred stock as upfront consideration to Spirogen SARL (Bermuda Branch). We valued the Series C shares issued at $2.00 per share and, as a result, recorded a non-cash charge of $5,000 as research and development expense.

        Under the Spirogen License Agreement, we have also agreed to issue to Spirogen an aggregate of $22,000 in shares of our common stock, determined based on the market price of our common stock for the 30 days preceding achievement of the applicable milestone, if we achieve specified clinical milestones with respect to a targeting product. We have the right, at our election, to pay $20,000 of the aggregate value of the milestones in cash. Thereafter, we have agreed to issue to Spirogen an aggregate of $5,000 in shares of our common stock, or, at our election, to pay such amount in cash, if we achieve a specified clinical milestone with respect to each new indication for a targeting product. We have also agreed to pay Spirogen an aggregate of $50,000 in cash if we achieve a specified regulatory milestone, and an aggregate of $25,000 in cash in the event we achieve a specified commercial milestone with respect to each targeting product.

        In addition, we have agreed to pay a royalty on net sales of targeting products by us, our affiliates and our sublicensees equal to a mid single-digit percentage, which is subject to reduction in specified situations. These royalties are payable on a product-by-product and country-by-country basis until the later to occur of the expiration of the issued patents or certain pending patent applications licensed to us by Spirogen relating to the relevant targeting product and the expiration of regulatory exclusivity granted by a regulatory authority based on the Spirogen compound.

        Unless earlier terminated in accordance with the Spirogen License Agreement, the Spirogen License Agreement will expire on a product-by-product and country-by-country basis upon the expiration of all royalty periods for targeting products in the relevant country. Upon expiration of the Spirogen License Agreement on this basis, our licenses with respect to know-how shall become fully paid-up, perpetual, irrevocable, royalty-free licenses.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Research and Development Agreements (Continued)

  MedImmune Agreement

        In July 2013, we, through Bulldog, entered into a license and option agreement with MedImmune, LLC ("MedImmune") under which we were granted an exclusive license, with the right to sublicense, under specified patent rights and know-how that are controlled by MedImmune and relate to a monoclonal antibody targeting the ErbB3 RTK ("KTN3779") (the "MedImmune Agreement"). MedImmune also assigned to us the investigational new drug application ("IND") for KTN3799 that had already been filed by MedImmune. Under the terms of the license and option agreement, MedImmune assigned to us its existing inventories of KTN3779 and KTN3379 products. Under the MedImmune Agreement, we were also granted an exclusive license, with the right to sublicense, under specified patent rights and know-how that are controlled by MedImmune and relate to any antibody, other than KTN3379, that is covered by a claim of a specified patent application filed by MedImmune ("Follow-on Products").

        We are solely responsible for all costs, activities and decision-making related to the development and commercialization of KTN3379, KTN3379 products and Follow-on Products. After we first deliver data from a Phase 1b/2a clinical trial of a KTN3379 product, but prior to the earlier of (1) a specified period of time after we deliver the data from a Phase 1b/2a clinical trial of a KTN3379 product for each of two indications in up to 40 patients and (2) December 31, 2017, MedImmune may, from time to time, deliver a notice triggering a determination of the fair market value of our rights with respect to KTN3379 and KTN3379 products, as determined by an expert panel, and our costs incurred through a certain date in the research, development and manufacture of KTN3379 and KTN3379 products. We refer to the greater of these amounts as the product acquisition price. Within a specified period of time after MedImmune receives notice of the product acquisition price, MedImmune may trigger a process which, through various elections that we and MedImmune are permitted to make, would result in termination of the license and option agreement with respect to KTN3379 and KTN3379 products, termination of this election process and MedImmune's option rights with respect to KTN3379 and KTN3379 products, or an obligation for us and Medimmune to enter into a co-development and co-commercialization agreement.

        In accordance with the terms of the MedImmune Agreement, we made an upfront payment of $4,000 in September 2013, which was recorded as research and development expense.

        Under the MedImmune Agreement, we have agreed to make additional one-time payments to MedImmune of up to an aggregate of $15,000 if we achieve specified clinical and regulatory milestones with respect to a KTN3379 product, and up to an aggregate of $11,500 if we achieve specified clinical and regulatory milestones with respect to a Follow-on Product. We have also agreed to make one-time payments to MedImmune of up to an aggregate of $180,000 if we achieve specified commercial milestones with respect to a KTN3379 product, and up to an aggregate of $90,000 if we achieve specified commercial milestones with respect to a Follow-on Product.

        We have also agreed to pay MedImmune a tiered royalty on annual net sales of each KTN3379 product by us, our affiliates and our sublicensees at rates ranging from high single-digit to low teens percentages, depending on annual net sales of the relevant KTN3379 product in the applicable year, and a tiered royalty on annual net sales of each Follow-on Product by us, our affiliates and our sublicensees at rates ranging in the mid single-digit percentages, depending on annual net sales of the

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Research and Development Agreements (Continued)

relevant Follow-on Product in the applicable year. These royalties may be reduced in specified circumstances, and are payable on a product-by-product and country-by-country basis until the later to occur of ten years after the first commercial sale of the product in that country and the expiration of MedImmune's patent rights that cover the sale of the product in that country.

        We have agreed to pay MedImmune an additional royalty on annual net sales of each KTN3379 product and Follow-on Product by us, our affiliates and our sublicensees at a rate in the low single digits, which royalty is intended to cover MedImmune's royalty payment obligations to a specified third party and accordingly would be reduced to the extent that MedImmune's royalty payment obligations to such third party are lower. We have also agreed to pay specified annual fees and development and commercialization milestone payments with respect to KTN3379 products and Follow-on Products, and royalties on annual net sales of KTN3379 products and Follow-on Products at a rate in the low single digits, to certain other third parties from whom MedImmune licensed certain intellectual property. These annual fees could total up to £375 for any product in any year, depending on who manufactures the product in such year and the manufacturing process that is used, and these milestone payments could total up to $250 for any product, if we achieve specified clinical and regulatory milestones, plus up to $2,000 for any year depending on our annual net sales of KTN3379 products and Follow-on Products in such year. In each case, our payment obligations would not exceed MedImmune's payment obligations under its applicable agreements with such third parties.

        In April 2014 (unaudited), we made a payment of $4,000, which was recorded as research and development expense, for the achievement of a clinical milestone event under the MedImmune Agreement.

  Research Agreement

        We are a party to an amended and restated research agreement under which we reimburse Yale for research expenses. Under this agreement, we have made payments of $1,500 during each of the years ended December 31, 2012 and 2013 and $750 during each of the six months ended June 30, 2013 and 2014 (unaudited). We have the option to extend the term of the amended and restated research agreement for successive three-year periods. In July 2014 (unaudited), we entered into an amendment extending the amended and restated research agreement for the period of June 2014 through June 3, 2017, and, as required, we will continue to make annual payments of $1,500 to fund such reimbursable costs. The July 2014 amendment had an effective date of June 4, 2014.

  Manufacturing Agreement

        We are a party to a development manufacturing and services agreement and related license agreement for preclinical and clinical development and manufacturing services with Lonza Sales AG ("Lonza"). Under the license agreement with Lonza, we have agreed to make one-time payments to Lonza of £100 if we achieve a specified regulatory milestone with respect to each product that is manufactured by Lonza. We have also agreed to pay a tiered royalty on annual worldwide net sales of each such product by us, our affiliates and our sublicensees, in a range of low single-digit percentages, until ten years after the first commercial sale of the relevant product.

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Research and Development Agreements (Continued)

        We have also agreed to pay to Lonza an annual fee of £300 for each sublicense of Lonza's intellectual property that we enter into with a competing contract manufacturer, unless the sublicense results from a material failure by Lonza to perform its manufacturing obligations to us or refusal by Lonza to perform manufacturing services on commercially reasonable terms, until the sublicensee no longer manufactures the relevant product or, if earlier, ten years after the first commercial sale of the relevant product.

  Consulting Agreement—Related Party

        In April 2008, we entered into a consulting agreement, which we amended and restated in January 2009 (the "Schlessinger consulting agreement"), and a license agreement (the "Schlessinger license agreement"), each with Joseph Schlessinger, Ph.D., a member of our board of directors. We issued 4,200,000 shares of our common stock to Dr. Schlessinger upon execution of the original consulting agreement with Dr. Schlessinger, and granted to Dr. Schlessinger (i) an option to purchase 75,000 shares of our common stock at an exercise price equal to $0.10 per share that vested in full in July 2011, (ii) an option to purchase 75,000 shares of our common stock at an exercise price equal to $0.10 per share that vested in full in February 2013 and (iii) an option to purchase 75,000 shares of our common stock at an exercise price equal to $0.22 per share that vested in full in December 2013. In addition, we have agreed to pay Dr. Schlessinger consulting fees at a rate of $150 per year and reimburse Dr. Schlessinger for reasonable out-of-pocket expenses properly incurred by Dr. Schlessinger in rendering his services under the Schlessinger consulting agreement.

        The initial term of the Schlessinger consulting agreement ended in December 2012 and automatically extends for successive one-year periods, subject to advance notice of either party's election not to renew the agreement. Further, either we or Dr. Schlessinger may terminate the Schlessinger consulting agreement if the other party breaches any specified agreement between us and the breach remains uncured for a specified period. If Dr. Schlessinger terminates the Schlessinger consulting agreement for our uncured breach, we have agreed to continue to pay him consulting fees until the Schlessinger consulting agreement would otherwise have terminated.

        During the years ended December 31, 2012 and 2013 and during the six months ended June 30, 2014 (unaudited), we recorded expenses of $150, $150 and $75, respectively, for consulting services and made payments of $137, $163 and $75, respectively, related to the Schlessinger consulting agreement. As of December 31, 2012, the amount due under the Schlessinger consulting agreement was $13. As of December 31, 2013 and June 30, 2014 (unaudited), no amounts were due under the agreement.

        The term of the Schlessinger license agreement is perpetual.

14. Employee Savings Plan

        We have established a savings plan in the U.S. that qualifies under Section 401(k) of the IRC. Participating U.S. employees may contribute up to $40 of their salary, as adjusted for cost-of-living increases under IRC Section 415(d). We may, but are not obligated to, make a matching contribution up to a certain percentage of each employee's contribution. Matching contributions are invested proportionate to each participant's voluntary contributions in the investment options provided under

KOLLTAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Employee Savings Plan (Continued)

the plan. We did not make any matching contributions during the years ended December 31, 2012 and 2013 and the six months ended June 30, 2014 (unaudited).

15. Subsequent Events

        For our consolidated financial statements as of December 31, 2013 and for the year then ended, we evaluated subsequent events through August 8, 2014, the date on which those financial statements were issued.

  Acquisition of Xetrios

        On August 7, 2014, through a reverse triangular merger, we acquired Xetrios Therapeutics, Inc. ("Xetrios"), a privately held biopharmaceutical company with rights to intellectual property focused on human therapeutics targeting TAM receptors. Pursuant to the merger, our newly formed subsidiary merged with and into Xetrios, with Xetrios surviving as a wholly owned subsidiary. As consideration for the acquisition, we issued to Xetrios' stockholders 2,367,674 shares of our common stock with aggregate fair value of $1,965 and paid $360 of liabilities of Xetrios at the time of closing of the transaction. Of the common shares issued, 473,535 shares will be held by us until August 7, 2015 as a source for the satisfaction of the indemnification obligations of Xetrios' stockholders.

        We will account for the transaction as an asset acquisition as Xetrios did not meet the definition of a business pursuant to the guidance prescribed in Accounting Standards Codification Topic 805, Business Combinations. Accordingly, related to the aggregate consideration paid, we expect to record $2,325 as research and development expense in the three months ended September 30, 2014 (unaudited). We concluded that Xetrios did not meet the definition of a business because the transaction principally resulted in our acquisition of intellectual property relating to TAM RTKs from the laboratory of Dr. Greg Lemke at the Salk Institute for Biological Studies in La Jolla, California. At the time of the merger, Xetrios did not have, and we did not acquire, any employees or tangible assets, or any processes, protocols or operating systems. Xetrios had no physical facilities and conducted no activities directly. We will expense the acquired intellectual property asset as of the acquisition date on the basis that costs of intangible assets that are purchased from others for use in research and development activities and that have no alternative future uses are research and development costs at the time the costs are incurred.

16. Subsequent Events (unaudited)

        For our interim consolidated financial statements as of June 30, 2014 and for the six months then ended, we evaluated subsequent events through August 8, 2014, the date on which those financial statements were issued.

SHARES OF COMMON STOCK

Leerink Partners	Stifel
Guggenheim Securities	Janney Montgomery Scott

        Until            , 2014 (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission's registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

Amount
Securities and Exchange Commission registration fee		*
Financial Industry Regulatory Authority, Inc. filing fee		*
Nasdaq listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent's fees and expenses		*
Printing and engraving expenses		*
Miscellaneous fees and expenses		*

Total expenses	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Our certificate of incorporation that will be effective upon the closing of the offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation that will be effective upon the closing of the offering also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

        We have entered into indemnification agreements with our directors and executive officers. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

        We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

        The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

        Insofar as the forgoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding shares of our common stock and shares of our preferred stock, and stock options granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)
Issuance of securities

        In March 2012, we issued and sold an aggregate of 12,500,000 shares of our series C preferred stock to investors at a price per share of $2.00, for an aggregate purchase price of $25,000,000.

        In June 2013, we issued an aggregate of 2,500,000 shares of our series C preferred stock to Spirogen SARL (Bermuda Branch), with a per share value of $2.00 and an aggregate value of $5,000,000, in consideration for the entry into a license agreement with Spirogen Developments LP and Spirogen SARL (Bermuda Branch).

        In March 2014, we issued and sold an aggregate of 60,000,000 shares of our series D preferred stock to investors at a price per share of $1.00, for an aggregate purchase price of $60,000,000.

        In August 2014, we issued an aggregate of 2,367,674 shares of our common stock to eight stockholders of Xetrios Therapeutics, Inc., or Xetrios, with a per share value of $0.83 and an aggregate value of $1,965,169, in connection with our acquisition by merger of Xetrios.

        No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, including in some cases Regulation D promulgated thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The purchasers of securities in the financing transactions described above represented to us in connection with their purchase that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and hold the securities for an indefinite period of time. Appropriate legends were affixed to the instruments representing such securities issued in such transactions.

(b)
Stock option grants

        Between January 1, 2011 and August 7, 2014, we issued to certain employees, directors and consultants options to purchase an aggregate of 19,367,591 shares of our common stock, of which, as of August 7, 2014, options to purchase 1,155,781 shares of our common stock had been exercised or forfeited, and options to purchase 18,211,810 shares of our common stock remained outstanding at a weighted average exercise price of $0.46 per share.

        The issuances of stock options and the shares of our common stock issuable upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.    Exhibits and Financial Statement Schedules.

        The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.    Undertakings.

(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Haven, State of Connecticut, on this            day of                        , 2014.

KOLLTAN PHARMACEUTICALS, INC.
By:	Gerald McMahon, Ph.D. President and Chief Executive Officer

 SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of Kolltan Pharmaceuticals, Inc., hereby severally constitute and appoint Gerald McMahon, Ph.D. and Jane V. Henderson, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Gerald McMahon, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	, 2014
Jane V. Henderson	Senior Vice President, Chief Financial and Business Officer (principal financial and accounting officer)	, 2014
Arthur G. Altschul, Jr.	Chairman of the Board of Directors	, 2014
Joseph Schlessinger, Ph.D.	Director	, 2014
Axel Bolte	Director	, 2014
Thomas B. Neff	Director	, 2014
Paul Medeiros	Director	, 2014
K. Peter Hirth, Ph.D	Director	, 2014
Daniel R. Vlock, M.D.	Director	, 2014

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	*	Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Registrant, as amended
3.2		Bylaws of the Registrant
3.3	*	Form of Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3.4	*	Form of Bylaws of the Registrant (to be effective upon the closing of this offering)
4.1	*	Specimen Stock Certificate evidencing the shares of common stock
4.2		Amended and Restated Investor Rights Agreement among the Registrant and the other parties thereto dated as of March 13, 2014
4.3		Registration Rights Agreement among the Registrant and the other parties thereto, dated as of February 8, 2008
4.4	†	Standstill Agreement between the Registrant and Gilead Sciences, Inc., dated as of March 1, 2012
5.1	*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1		Amended and Restated 2008 Stock Incentive Plan, as amended
10.2		Form of Incentive Stock Option Agreement under Amended and Restated 2008 Stock Incentive Plan
10.3		Form of Nonstatutory Stock Option Agreement under Amended and Restated 2008 Stock Incentive Plan
10.10	*	2014 Stock Incentive Plan
10.11	*	Form of Incentive Stock Option Agreement under 2014 Stock Incentive Plan
10.12	*	Form of Nonstatutory Stock Option Agreement under 2014 Stock Incentive Plan
10.13
Lease Agreement between WE George Street, LLC and the Registrant, dated January 5, 2009, as amended by the First Side Letter, dated April 1, 2009, Second Side Letter, dated January 28, 2010, Amendment No. 1, dated September 10, 2010, Amendment No. 2, dated December 31, 2010, Amendment No. 3, dated July 7, 2011, Amendment No. 4, dated September 24, 2012, and Amendment No. 5, dated November 16, 2012
10.14	†
License and Option Agreement between MedImmune, LLC and Bulldog Pharmaceuticals, Inc., dated July 24, 2013, as amended by the Letter Agreement, dated February 10, 2014, the Addendum to the License and Option Agreement, dated June 25, 2014, and the Letter Agreement, dated June 30, 2014
10.15	†	License Agreement between Spirogen Developments LP, Spirogen SARL (Bermuda Branch) and the Registrant, dated May 21, 2013
10.16	†	Amended and Restated Research Agreement between Yale University and the Registrant, dated December 23, 2011, as amended by Amendment Number One, dated June 4, 2014
10.17	†	Third Amended and Restated License Agreement between Yale University and the Registrant, dated March 14, 2013, as amended by Amendment Number One, dated March 21, 2014
10.18		Amended and Restated Consulting Agreement between Joseph Schlessinger and the Registrant, dated January 5, 2009

Exhibit Number		Description of Exhibit
10.19	†	Development and Manufacturing Services Agreement between Lonza Sales AG and the Registrant, dated March 30, 2012, as amended by Amendment No 1, dated August 15, 2012, Amendment No. 2, dated December 18, 2012, Amendment No. 3, dated July 16, 2013, Amendment No. 4, dated December 13, 2013, Amendment No. 5, dated December 13, 2013, Amendment No. 6, dated April 23, 2014, Amendment No. 7, dated June 24, 2014 and Amendment No. 8, dated June 24, 2014
10.20	†	License Agreement between Lonza Sales AG and the Registrant, dated March 30, 2012, as amended by Amendment No. 1, dated October 31, 2013
10.21		License Agreement between the Registrant and Joseph Schlessinger, dated April 29, 2008
21.1		Subsidiaries of the Registrant
23.1	*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on signature page)

*
To be filed by amendment.

†
Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.